                                                    Filed Pursuant to Rule 424B3
                                                              File No. 333-69684

                  [Insert American Bank of Connecticut Logo]

                 MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Fellow Stockholder:

     The Board of Directors of American Bank of Connecticut cordially invites you to attend a special meeting of the stockholders of American Bank. The meeting will be held at the Mattatuck Museum, 144 West Main Street, Waterbury, Connecticut 06702, on December 12, 2001 at 9:00 a.m., local time.

     At the special meeting, you will be asked to approve a merger agreement which provides for American Bank to merge with American Savings Bank, a wholly-owned subsidiary of American Financial Holdings, Inc. In the merger, half of American Bank shares of common stock (other than shares held by people who chose to dissent) will be converted into $30.00 per share and half of American Bank shares of common stock (other than shares held by people who chose to dissent) will be converted into 1.304 shares of American Financial common stock for each share of American Bank common stock. If the merger is completed, you will be asked to indicate your preference for either cash or American Financial common stock, or a combination thereof. Dissenting shareholders, however, will be subject to the provisions of the Connecticut General Statutes pertaining to dissenting stockholders, as more fully described in this proxy statement-prospectus and as attached as Appendix D to this proxy statement-prospectus.
                              ----------
Upon completion of the merger, you will not own any stock or other interest in American Bank.


     Completion of the merger is subject to certain conditions, including receipt of regulatory approvals and adoption of the merger agreement by at least two-thirds of the outstanding shares of common stock of American Bank. As of October 26, 2001, directors of American Bank that own 21.08% of the outstanding shares of common stock of American Bank entitled to vote at the special meeting have agreed to vote all of their shares of American Bank common stock in favor of the merger agreement.

     American Bank urges you to read the attached proxy statement-prospectus carefully. It describes the merger agreement in detail and includes a copy of the merger agreement.

     The Board of Directors of American Bank has unanimously approved the merger agreement and recommends that you vote "FOR" adoption of the merger agreement because the Board believes it to be in the best interests of American Bank's stockholders.

     It is very important that your shares be represented at the special meeting. Whether or not you plan to attend the special meeting, please complete, date and sign the enclosed proxy form and return it promptly in the postage-paid envelope provided.

     On behalf of the Board of Directors, I thank you for your prompt attention to this important matter.

                                       William E. Solberg
                                       President and Chief Executive Officer

EACH VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.
--------------------------------------------------------------------------------
  Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement- prospectus or determined if this proxy statement-prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

  The securities being offered through this document are not savings or deposit accounts or other obligations of any bank or savings association, and they are not insured by the Federal Deposit Insurance Corporation, the Savings Association Insurance Fund, the Bank Insurance Fund or any other governmental agency.
--------------------------------------------------------------------------------

     Proxy Statement-Prospectus dated October 30, 2001 and first mailed to stockholders on or about November 5, 2001.

                                [Insert ABC LOGO]

                             Two West Main Street
                                 P.O. Box 2589
                         Waterbury, Connecticut 06723
                                (203) 757-9401

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

     American Bank of Connecticut, a Connecticut-chartered stock savings bank, will hold a special meeting of stockholders at 9:00 a.m., local time on December 12, 2001, at the Mattatuck Museum, 144 West Main Street, Waterbury, Connecticut 06702 for the following purpose:

     To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger by and among American Financial Holdings, Inc., American Savings Bank, a wholly-owned subsidiary of American Financial Holdings, Inc., and American Bank of Connecticut, dated as of July 18, 2001, as more fully described in this proxy statement-prospectus.

     The Board of Directors has fixed October 26, 2001 as the record date for determination of stockholders entitled to notice of, and to vote at, the special meeting, and only holders of American Bank common stock of record at the close of business on that day will be entitled to vote. The affirmative vote of two-thirds of the shares of American Bank common stock outstanding on October 26, 2001 is required to approve the merger agreement. If you held American Bank common stock on the record date, you are entitled to dissent from the merger under Sections 33-855 to 33-872 of the Connecticut General Statutes. A copy of these sections is attached to the proxy statement-prospectus.

     A complete list of stockholders entitled to vote at the meeting will be available at the main office of American Bank during ordinary business hours for the 20-day period before the special meeting for examination by any stockholder for any purpose related to the meeting. This list will also be available at the meeting.

     Whether or not you expect to be present at the meeting, please complete, date, sign and return the enclosed proxy, which is solicited by the Board of Directors of American Bank. The shares represented by the proxy will be voted according to your specified response. The proxy is revocable and will not affect your right to vote in person if you attend the meeting. Please do not send stock certificates with your proxy card.

     American Bank's directors who collectively hold approximately 21.08% of the outstanding shares of American Bank common stock entitled to vote at the special meeting have agreed to vote all of their shares in favor of adoption of the merger agreement.

                                        By Order of the Board of Directors

                                        /s/ William E. Solberg
                                        William E. Solberg
                                        President and Chief Executive Officer

Waterbury, Connecticut
November 5, 2001


     This proxy statement-prospectus is first being mailed to American Bank stockholders on or about November 5, 2001.

     THE BOARD OF DIRECTORS OF AMERICAN BANK HAS UNANIMOUSLY APPROVED THE
      MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE "FOR" ADOPTION OF THE
                               MERGER AGREEMENT

                               Table of Contents


Summary.....................................................................  1

Selected Historical Financial Information...................................  7
Selected Historical Financial Information for American Financial............  8
Selected Historical Financial Information for American Bank.................  9

Summary Selected Pro Forma Combined Data.................................... 10

Comparative Per Share Data.................................................. 11

Market Price and Dividend Information....................................... 12

Ownership of American Bank Common Stock..................................... 14

Risk Factors................................................................ 16

A Warning about Forward-Looking Statements.................................. 17

Special Meeting of American Bank Stockholders............................... 18
    Time, Date and Place.................................................... 18
    Matter to be Considered................................................. 18
    Record Date; Vote Required.............................................. 18
    Beneficial Ownership of American Bank Common Stock...................... 18
    American Bank Common Stock ............................................. 19
    Proxies................................................................. 19

The Merger.................................................................. 21
    The Parties to the Merger............................................... 21
    Structure of the Merger; Conversion of American Bank Common Stock....... 21
    Merger Consideration.................................................... 22
    Election Procedures; Surrender of Stock Certificates.................... 23
    Treatment of American Bank Stock Options................................ 24
    Tax Consequences for American Bank Stockholders......................... 24
    Background of the Merger................................................ 27
    Reasons for the Merger; Recommendation of The Board of Directors of
        American Bank....................................................... 28
    Opinion of Sandler O'Neill.............................................. 30
    Rights of Dissenting Stockholders....................................... 39
    Interests of the Directors and Officers of American Bank in the Merger
        that are Different From Your Interests.............................. 41
    Regulatory Approvals Needed to Complete the Merger...................... 43
    Accounting Treatment of the Merger...................................... 45
    Resale of American Financial Common Stock............................... 45

The Merger Agreement........................................................ 46
    Terms of the Merger..................................................... 46
    Conditions to the Merger................................................ 46
    Conduct of Business Before the Merger................................... 47
    Covenants of American Bank and American Financial in the Merger
        Agreement........................................................... 50
    Representations and Warranties.......................................... 53
    Terminating the Merger Agreement........................................ 53
    Expenses and Termination Fees........................................... 54
    Changing the Terms of the Merger Agreement.............................. 54

The Stock Option Agreement.................................................. 55

The Voting Agreements....................................................... 57

Description of American Financial Common Stock.............................. 58
    General................................................................. 58
    Common Stock............................................................ 58
    Preferred Stock......................................................... 59

Comparison of Rights of Stockholders........................................ 59
    Authorized Stock........................................................ 60
    Voting Rights........................................................... 60
    Required Vote for Authorization of Certain Business Combinations........ 61
    Dividends............................................................... 61
    Stockholders' Meetings.................................................. 61
    Stockholder Nominations and New Business................................ 62
    Action by Stockholders Without a Meeting................................ 63
    Board of Directors...................................................... 63
    Amendment of the Bylaws................................................. 63
    Amendment of the Certificate of Incorporation........................... 64

 Selected Provisions in the Certificate of Incorporation and Bylaws of
       American Financial................................................... 65
    Business Combinations with Interested Stockholders...................... 65
    Limitation on Voting Rights............................................. 66
    Board of Directors...................................................... 66
    Special Meetings of Stockholders........................................ 67
    Evaluations of Offers................................................... 67
    Advance Notice Provisions for Stockholder Nominations and Proposals..... 67
    Preferred Stock......................................................... 68
    Amendment of Certificate of Incorporation and Bylaws.................... 68

Pro Forma Financial Information............................................. 69

Information about American Financial........................................ 79

Legal Matters............................................................... 79

Experts..................................................................... 79

Other Matters............................................................... 79

Stockholder Proposals....................................................... 80

Index to Financial Statements............................................... 81

Where You Can Find More Information......................................... 83


APPENDIX A   Agreement and Plan of Merger, dated as of July 18, 2001 by and among American Financial Holdings, Inc., American Savings Bank and
             American Bank.
APPENDIX B   Stock Option Agreement, dated as of July 18, 2001 by and between
             American Financial Holdings, Inc. and American Bank.
APPENDIX C   Fairness Opinion of Sandler O'Neill & Partners, L.P.
APPENDIX D   Sections 33-855 to 33-872 of the Connecticut General Statutes.

                                    Summary

     This summary highlights selected information from this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you to fully understand the merger. See "Where You Can Find More Information" on page 83.
                                 THE COMPANIES

American Financial Holdings, Inc.       American Financial is the savings and
102 West Main Street                    loan holding company for American
New Britain, Connecticut 06051          Savings Bank, a Connecticut-chartered
(860) 832-4000                          stock savings bank. American Savings
                                        conducts its business through its main
                                        office located in New Britain,
                                        Connecticut and 16 other full-service
                                        banking offices. At June 30, 2001,
                                        American Financial had total assets of
                                        $1.90 billion, deposits of $1.12 billion and stockholders' equity of $430.9 million.

American Bank of Connecticut            American Bank is a Connecticut-chartered
Two West Main Street                    stock savings bank. American Bank
Waterbury, Connecticut 06702            conducts its business through its main
(203)757-9401                           office located in Waterbury,
                                        Connecticut, 16 branch offices within
                                        the State of Connecticut and a loan
                                        administration office in Waterbury,
                                        Connecticut. At June 30, 2001, American
                                        Bank had total assets of $936.4 million, deposits of $745.8 million and stockholders' equity of $78.9 million.

                              THE SPECIAL MEETING

Time, Date and Place (page 18)          American Bank's special meeting will be
                                        held on December 12, 2001 at 9:00 a.m.,
                                        local time at the Mattatuck Museum, 144
                                        West Main Street, Waterbury, Connecticut
                                        06702.

Matter to be Considered (page 18)       At the special meeting, American Bank
                                        stockholders will be asked to approve
                                        the merger agreement.

Who Can Vote At the Meeting (page 18)   You may cast one vote at the special
                                        meeting for each share of common stock
                                        you own as of the close of business on
                                        October 26, 2001. At that date, there
                                        were 4,909,394 shares of American Bank
                                        common stock entitled to be voted at the special meeting.

What Vote is Required for Approval      To adopt the merger agreement, the
of the Merger Agreement (page 18)       holders of at least two- thirds of the
                                        outstanding shares of American Bank
                                        common stock entitled to vote must vote
                                        in favor of the merger agreement.
                                        Consequently, a failure to vote, an
                                        abstention or a broker non-vote will
                                        have the same effect as a vote against
                                        the merger agreement.

                                        At the close of business on October 26,
                                        2001, excluding all options to purchase
                                        American Bank common stock, American
                                        Bank's directors and executive officers
                                        and their affiliates owned a total of
                                        684,695 shares of American Bank common
                                        stock, which was approximately 13.95% of the total number of shares of American Bank common stock that were outstanding on that date. American Bank's directors have agreed not to sell or otherwise dispose their shares and to vote their shares in favor of adoption of the merger agreement.

                                  THE MERGER

Proposed Merger (page 21)               Under the proposed merger, American Bank
                                        will merge with and into American
                                        Savings, a wholly owned subsidiary of
                                        American Financial. American Savings
                                        will be the surviving institution in the merger.

Merger Consideration (page 22)          Upon the closing of the merger, each of
                                        your shares of American Bank common
                                        stock will be converted into the right
                                        to receive (i) $30.00 in cash without
                                        interest, (ii) 1.304 shares of American
                                        Financial common stock, or (iii) a
                                        combination of cash and stock. You will
                                        have the opportunity to elect whether to receive cash, shares of American
                                        Financial common stock or a combination
                                        of cash and stock, subject to the
                                        allocation and proration procedures
                                        described in this proxy statement-
                                        prospectus.

                                        American Financial will not issue
                                        fractional shares in the merger. If the
                                        total number of shares of American
                                        Financial common stock you will receive
                                        in the merger does not equal a whole
                                        number, you will receive cash instead of the fractional share.

                                        On October 29, 2001, American
                                        Financial common stock closed at
                                        $26.00 per share on the Nasdaq
                                        National Market. The amount of cash
                                        and/or stock that you receive may differ from the amounts that you elect due to the allocation and proration procedures in the merger agreement. The merger agreement provides that 50% of the American Bank common stock will be converted into American Financial common stock and 50% of the American Bank common stock will be converted into cash. Because the tax consequences of receiving cash will differ from the tax consequences of receiving stock, you should carefully read the tax information described in this proxy statement- prospectus and consult your tax advisor.

How to Elect to Receive Cash or         The election form, which allows you to
Stock and Exchange Your American        elect to receive cash, stock, or a
Bank Stock Certificates (page 23)       combination of cash and stock or to make
                                        no election, will be sent to you
                                        separately.

                                        For your election to be effective,
                                        your properly completed election form,
                                        along with your American Bank stock
                                        certificates or an appropriate guarantee of delivery must be received by American Stock Transfer & Trust Company on or before 5:00 p.m., New York City time, on January 2, 2002. American Stock Transfer & Trust Company, as exchange agent, will process the exchange of American Bank stock certificates for cash, American Financial common stock or a combination thereof. Shortly after the merger, the exchange agent will allocate cash and stock among American Bank stockholders, consistent with their elections and the allocation and proration procedures. If you do not submit an election form, you will receive instructions on where to surrender your American Bank stock certificates from the exchange agent after the merger is completed. In any event, you should not forward your American Bank stock certificates with your proxy cards.

                                        If you do not make an election you will
                                        be allocated American Financial common
                                        stock and/or cash depending on the
                                        elections made by other stockholders.
                                        Please remember, however, that even if
                                        you make an election, you might not
                                        receive the amount of cash and/or stock
                                        that you elect.

                                        American Bank is not recommending
                                        whether you should elect to receive cash or stock in the merger. You must make your own decision with respect to your election.

Tax Consequences of the Merger          Your federal income tax treatment will
(page 24)                               depend primarily on whether you exchange
                                        American Bank common stock solely for
                                        stock, for cash or for a combination of
                                        stock and cash. If you exchange your
                                        shares solely for stock, you should not
                                        recognize gain or loss except with
                                        respect to the cash you receive instead
                                        of a fractional share. If you exchange
                                        your shares solely for cash, you should
                                        recognize gain or loss on the exchange.
                                        If you exchange your shares for a
                                        combination of stock and cash, you
                                        should recognize gain, but not any loss, on the exchange. The actual federal income tax you for your election will not be ascertainable at the time you make your election because you will not know at that time if, or to what extent, the allocation and proration procedures will affect the actual consideration you receive in the merger.

                                        Determining the actual tax consequences
                                        of the merger to you can be complicated.
                                        You should consult your own tax advisor
                                        for a full understanding of the merger's tax consequences that are particular to you.

American Bank's Board of Directors      American Bank's Board of Directors
Unanimously Recommends You              believes that the merger is in your best
Approve the Merger (page 28)            interests and unanimously recommends
                                        that you vote "FOR" the proposal to
                                        approve the merger agreement.

                                        For a discussion of the circumstances
                                        surrounding the merger and the factors
                                        considered by the Board of Directors in
                                        approving the merger agreement, see page
                                        28.

American Bank's Financial Advisor       Sandler O'Neill has delivered to the
Believes the Merger Consideration Is    Board of Directors of American Bank its
Fair to American Bank Stockholders      opinion that, as of the date of this
(page 30)                               document, the merger consideration is
                                        fair to American Bank stockholders from
                                        a financial point of view. A copy of
                                        this opinion is provided as Appendix C
                                        to this document. You should read it
                                        completely to understand the procedures
                                        followed, assumptions made, matters
                                        considered, and qualifications and
                                        limitations on the review made by
                                        Sandler O'Neill in providing this
                                        opinion. American Bank has agreed to pay
                                        Sandler O'Neill a fee for its services
                                        in connection with the merger.

You Have Dissenters' Rights in the      Under Connecticut law, you are entitled
Merger (page 39)                        to dissenters' rights in connection with
                                        the merger. If you want to exercise
                                        dissenters' rights you must follow
                                        carefully the procedures described in
                                        this document and in Appendix D.

Interests of American Bank's Directors American Bank's directors and executive and Officers in the Merger that Differ officers have interests in the merger as
From Your Interests (page 41)           directors and employees that are
                                        different from yours as an American Bank stockholder because of existing employment agreements and rights that the officers and directors have under applicable benefit and compensation plans maintained by American Bank. These agreements and the benefit and compensation plans will provide the officers with severance benefits if their employment with the combined company is terminated after the merger and other rights in connection with the merger. Specifically, it is anticipated that American Bank officers will receive approximately $1.1 million in payments pursuant to the change in control provisions of their employment agreements. In addition, some of the executive officers will enter into employment agreements with American
                                        Financial.

                                        Also, following the merger, the combined company will indemnify, and provide directors' and officers' insurance for the officers and directors of American Bank for events occurring before the merger, including events that are related to the merger.

                                        The members of American Bank's Board of
                                        Directors knew about these additional
                                        interests, and considered them, when
                                        they approved the merger.

                                        For a more detailed discussion of the
                                        interests of American Bank's directors,
                                        see page 41.

Regulatory Approvals Needed to          For the merger to take place, American
Complete the Merger (page 43)           Savings needs to receive the approval of
                                        the Federal Deposit Insurance
                                        Corporation and the Connecticut
                                        Department of Banking. Additionally, the
                                        U.S. Department of Justice will review
                                        the competitive effects of the merger.
                                        American Financial has filed the
                                        required applications and notices. As of the date of this proxy statement, the Federal Deposit Insurance Corporation has approved the merger, subject to certain conditions, and the application with the Connecticut Department of
                                        Banking is pending. While American Bank
                                        and American Financial do not know of
                                        any reason why American Savings would
                                        not be able to obtain this approval in a timely manner, American Bank and
                                        American Financial cannot be certain
                                        when or if American Savings will receive it.


Accounting Treatment of the Merger      The merger will be accounted for as a
(page 44)                               purchase transaction for accounting and
                                        financial reporting purposes.

                             THE MERGER AGREEMENT

     A copy of the merger agreement is provided as Appendix A to this proxy statement-prospectus. Please read the entire merger agreement carefully. It is the legal document that governs the merger.

Conditions to Completing the Merger     As more fully described in this document
(page 46)                               and the merger agreement, the completion
                                        of the merger depends on a number of
                                        conditions being satisfied or waived,
                                        including receipt of stockholder and
                                        regulatory approvals and tax
                                        opinions.

                                        American Bank cannot be certain when or
                                        if the conditions to the merger will be
                                        satisfied or waived, or that the merger
                                        will be completed.

Terminating the Merger Agreement        The merger agreement specifies a number
(page 53)                               of situations under which the merger
                                        agreement may be terminated by American
                                        Bank or by American Financial. These
                                        include if:

                                        .    American Bank stockholders do not
                                             approve the merger;

                                        .    a required regulatory approval is
                                             denied;

                                        .    the merger is not completed by
                                             March 31, 2002; or

                                        .    either party makes a
                                             misrepresentation, breaches a
                                             warranty or fails to satisfy or
                                             fulfill a covenant that would have
                                             a material adverse effect on the
                                             party seeking to terminate the
                                             merger agreement and such breach or
                                             misrepresentation is not cured.

                                        American Financial may also terminate
                                        the merger agreement if American Bank's
                                        Board of Directors withdraws its
                                        recommendation to its stockholders to
                                        approve the merger agreement or American
                                        Bank's Board of Directors approves a
                                        superior proposal.


Termination Fee (page 54)               If the merger is terminated pursuant to
                                        specified situations in the merger
                                        agreement (and American Bank accepts a
                                        superior proposal), American Bank may be required to pay a termination fee to American Financial of $6.1 million, plus
                                        American Financial's reasonable out-of-
                                        pocket expenses. The termination fee
                                        requirement may discourage other
                                        companies from trying or proposing to
                                        combine with American Bank before the
                                        merger is completed.

American Bank May Amend the Terms of    American Bank can agree to amend the
the Merger and Waive Some Conditions    merger agreement, and both American Bank
(page 54)                               and American Financial can waive the
                                        right to require the other party to
                                        adhere to the terms and conditions of
                                        the merger agreement, where the law
                                        allows. However, after American Bank
                                        stockholders approve the merger
                                        agreement, no amendment or waiver may be made to the merger agreement that reduces or changes the amount or kind of consideration to be received by American
                                        Bank stockholders in the merger or that
                                        contravenes any law, rule or
                                        regulation.

The Stock Option Agreement (page 55)    As a condition to entering into the
                                        merger agreement, American Bank and
                                        American Financial entered into a stock
                                        option agreement under which American
                                        Bank granted American Financial an
                                        option to purchase up to 477,090 shares
                                        of American Bank common stock at a price of $24.30 per share. Payments under the stock option agreement may be made to American Financial in addition to the termination fee under certain circumstances. However, the aggregate payments made to American Financial may not exceed $6.1 million, plus American
                                        Financial's reasonable out-of-pocket
                                        expenses. The option agreement could
                                        discourage other companies from trying
                                        or proposing to combine with American
                                        Bank before the merger is completed.

                                        American Financial cannot exercise its
                                        option unless specified events occur
                                        that threaten completion of the merger.
                                        American Bank does not know of any event that has occurred as of the date of this document that would permit American Financial to exercise its option. A copy of the option agreement is provided as Appendix B to this document.

                   Selected Historical Financial Information

     The following tables show summary historical financial and other data for American Financial and American Bank. The information in the following tables is based on historical financial information that American Financial and American Bank have reported in prior filings with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation, respectively. For periods before November 30, 1999, the table below reflects financial data for American Savings. You should read this summary financial information in connection with American Bank's and American Financial's historical financial statements which are incorporated into this document by reference. See "Where You Can Find More Information" on page 83.

     Interim financial data as of June 30, 2001 and 2000 is derived from unaudited financial statements. The financial information for the six months ended June 30, 2001 may not be representative of the financial results that can be expected to be achieved for the entire year.

       Selected Historical Financial Information For American Financial

                                                  At and For the Six
                                                    Months Ended                         At and For the Year Ended
                                                      June 30,                                  December 31,
                                              -----------------------  ------------------------------------------------------------
                                                  2001        2000         2000        1999        1998        1997        1996
                                              -----------  ----------  -----------  ----------  ----------  ----------  -----------
                                                                  (Dollars in thousands, except per share data)
Interest income...........................    $    61,822  $   62,822  $   127,623  $  106,033  $   98,989  $   95,255  $    88,488
Interest expense..........................         31,284      28,886       59,931      56,444      54,067      52,507       49,051
                                              -----------  ----------  -----------  ----------  ----------  ----------  -----------
Net interest income before provision for
   loan losses............................         30,538      33,936       67,692      49,589      44,922      42,748       39,437
Provision for loan losses.................            400       1,120        1,895       2,030       2,400       2,154        2,250
                                              -----------  ----------  -----------  ----------  ----------  ----------  -----------
Net interest income after provision for
   loan losses............................         30,138      32,816       65,797      47,559      42,522      40,594       37,187
Non-interest income.......................          5,108       2,907        6,026       5,113       4,568       3,050        2,716
Net securities gains  ....................          5,158       2,986        6,068       2,850       6,696       4,655        3,950
Non-interest expense/(1)/.................         18,760      14,360       31,046      50,928      26,705      21,946       19,496
                                              -----------  ----------  -----------  ----------  ----------  ----------  -----------
Income before income taxes................         21,644      24,349       46,845       4,594      27,081      26,353       24,357
Income tax expense........................          6,944       8,387       15,719       1,811       9,066       8,093        8,627
                                              -----------  ----------  -----------  ----------  ----------  ----------  -----------
Net income................................    $    14,700  $   15,962  $    31,126  $    2,783  $   18,015  $   18,260  $    15,730
                                              ===========  ==========  ===========  ==========  ==========  ==========  ===========

Per Share Amounts/(2)/:
   Net income -- Basic....................    $      0.66  $     0.60  $      1.19          --          --          --           --
   Net income -- Diluted..................           0.64        0.60         1.18          --          --          --           --
   Cash dividends paid....................           0.33        0.15         0.45          --          --          --           --

Total assets..............................    $ 1,900,534  $1,907,931  $ 1,873,458  $1,886,153  $1,590,451  $1,475,262  $ 1,385,844
Total stockholders' equity/(3)/...........        430,885     544,102      513,967     531,452     280,984     258,141      230,164

Return on average assets/(4)/.............           1.56%       1.70%        1.66%       0.17%       1.20%       1.29%        1.19%
Return on average equity/(4)/.............           6.33        5.96         5.91        0.91        6.76        7.56         7.28
Stockholders' equity to assets............          22.67       28.52        27.43       28.18       17.67       17.50        16.61
Average equity to average assets..........          24.62       28.44        28.03       18.36       17.78       17.01        16.41
Dividend payout ratio/(2)/................          50.00       25.00        37.82          --          --          --           --

_____________________
(1) The increase from 1998 to 1999 was due to a non-recurring contribution of $21.4 million of American Financial common stock to establish the American Savings Charitable Foundation and from charges of $3.4 million associated with the restructuring of American Financial's compensation plans in connection with the conversion of American Savings to stock form.
(2) Per share amounts and dividend payout ratios are not applicable prior to January 1, 2000 as American Financial was not a public company at those times.
(3) The decrease in stockholders' equity during the six months ended June 30, 2001 was mainly due to stock repurchases.
(4)  Data for the six-month periods have been annualized.

          Selected Historical Financial Information For American Bank

                                                  At and For the Six
                                                    Months Ended
                                                      June 30,                      At and For the Year Ended December 31,
                                              -----------------------  ------------------------------------------------------------
                                                  2001        2000         2000        1999        1998        1997        1996
                                              -----------  ----------  -----------  ----------  ----------  ----------  -----------
                                                                  (Dollars in thousands, except per share data)
Interest income............................   $    30,853  $   27,234  $    57,941  $   48,374  $   45,601  $   43,267  $    37,869
Interest expense...........................        18,665      16,510       35,919      27,632      26,215      24,140       20,295
                                              -----------  ----------  -----------  ----------  ----------  ----------  -----------
Net interest income before provision
for loan losses............................        12,188      10,724       22,022      20,742      19,386      19,127       17,574
Provision for loan losses..................           400         200          525         450       2,050       1,800        1,525
                                              -----------  ----------  -----------  ----------  ----------  ----------  -----------
Net interest income after provision
   for loan losses.........................        11,788      10,524       21,497      20,292      17,336      17,327       16,049
Non-interest income........................         2,929       2,433        4,921       3,959       4,424       3,442        2,575
Net securities gains.......................         1,022         115        1,585       1,801       1,227       1,628        1,901
Non-interest expense.......................         7,843       5,649       12,851      12,393      11,208      10,841       10,716
                                              -----------  ----------  -----------  ----------  ----------  ----------  -----------
Income before income taxes.................         7,896       7,423       15,152      13,659      11,779      11,556        9,809
Income tax expense.........................         2,209       1,935        4,107       3,558       1,078       3,616        3,180
                                              -----------  ----------  -----------  ----------  ----------  ----------  -----------
Net income.................................   $     5,687  $    5,488  $    11,045  $   10,101  $   10,701  $    7,940  $     6,629
                                              ===========  ==========  ===========  ==========  ==========  ==========  ===========
Per Share Amounts:
   Net income -- Basic.....................   $      1.21  $     1.18  $      2.36  $     2.18  $     2.34  $     1.75  $      1.45
   Net income -- Diluted...................          1.18        1.14         2.30        2.10        2.24        1.69         1.42
   Cash dividends paid.....................          0.52        0.50         1.00        0.94        0.88        0.79         0.75

Total assets...............................   $   936,358  $  831,956  $   907,087  $  763,155  $  670,279  $  639,013  $   558,621
Total stockholders' equity.................        78,907      59,505       72,019      57,595      63,255      57,617       47,177

Return on average assets/(1)/..............          1.24%       1.37%        1.30%       1.39%       1.64%       1.33%        1.26%
Return on average equity/(1)/..............         15.57       16.41        16.09       16.07       18.98       15.85        14.40
Stockholders' equity to assets.............          8.43        7.15         7.94        7.55        9.44        9.02         8.45
Average equity to average assets...........          7.95        8.32         8.09        8.66        8.62        8.37         8.75
Dividend payout ratio......................         43.47       43.09        42.87       43.67       38.21       45.44        51.00

_____________________
/(1)/  Data for the six-month periods have been annualized.

                   Summary Selected Pro Forma Combined Data

     The following tables show selected financial information on a pro forma combined basis giving effect to the merger as if the merger had become effective at the end of the periods presented, in the case of balance sheet information, and at the beginning of each period presented, in the case of income statement information. The pro forma information reflects the application of the purchase method of accounting to the merger.

     American Financial anticipates that the merger will provide the combined company with financial benefits, including reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the new company under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the new company would have been had the two companies actually been combined during these periods.

     You should read this summary pro forma information in conjunction with the "Notes to the Unaudited Pro Forma Consolidated Condensed Combined Financial Information," which can be found on page 73.

                                                                              Six Months
                                                                                Ended                 Year Ended
                                                                               June 30,              December 31,
                                                                                 2001                    2000
                                                                            --------------          ---------------
                                                                             (In thousands, except per share data)
Pro forma combined income statement data:
Interest income....................................................         $    91,753              $   183,723
Interest expense...................................................              51,136                   98,225
Net interest income before provision for loan losses...............              40,617                   85,498
Provision for loan losses..........................................                 800                    2,420
Net interest income after provision for loan losses................              39,817                   83,078
Non-interest income................................................              14,217                   18,600
Non-interest expense...............................................              28,355                   48,410
Income taxes.......................................................               7,802                   16,771
Net income.........................................................              17,877                   36,497

Pro forma per share data:
Basic net income...................................................                0.71                     1.25
Diluted net income.................................................                0.68                     1.22

Number of shares used to calculate pro forma basic net income per
   share...........................................................          25,298,839               29,269,239
Number of shares used to calculate pro forma diluted net income
   per share.......................................................          26,339,178               29,872,632

                                                                                         June 30, 2001
                                                                                       -----------------
                                                                                        (In thousands)
          Pro forma combined balance sheet data:
          Total assets.......................................................             $2,899,474
          Total loans, net...................................................              1,617,915
          Deposits...........................................................              1,862,761
          Total stockholders' equity.........................................                511,793

                          Comparative Per Share Data

     The following table shows information about American Bank's and American Financial's earnings, dividends and book value per share, and similar information on a pro forma basis reflecting the merger. The pro forma information reflects the purchase method of accounting.

     The information listed as "pro forma equivalent" was obtained by multiplying the pro forma amounts by the exchange ratio of 1.304. This information reflects the fact that some American Bank stockholders will receive
1.304 shares of American Financial common stock for each share of American Bank common stock exchanged in the merger. The pro forma information, while helpful in illustrating the financial characteristics of American Financial following the merger under one set of assumptions, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of American Financial would have been had the two companies been combined during these periods.

     The information in the following tables is based on, and should be read together with, the historical financial information that American Financial and American Bank have reported in prior filings with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation, respectively. These prior filings have been incorporated into this document by reference. See "Where You Can Find More Information" on page 83.

                                                                    Six
                                                               Months Ended               Year Ended
                                                                 June 30,                December 31,
                                                                   2001                      2000
                                                               --------------            ------------
     Cash dividends declared per share:
        American Financial historical..................            $0.33                     $0.45
        American Bank historical.......................             0.52                      1.00
        Pro forma/(1)/.................................             0.33                      0.45
        American Bank pro forma equivalent/(2)/........             0.43                      0.59

     Diluted net income per share:
        American Financial historical..................             0.64                      1.18
        American Bank historical.......................             1.18                      2.30
        Pro forma combined.............................             0.68                      1.22
        American Bank pro forma equivalent/(2)/........             0.89                      1.59

                                                                                June 30,
                                                                                  2001
                                                                              -------------
     Book value per share:
        American Financial historical...................................         $19.27
        American Bank historical........................................          16.51
        Pro forma combined/(3)/.........................................          19.78
        American Bank pro forma equivalent/(2)/.........................          25.79

_______________________
/(1)/ Pro forma dividends per share represent American Financial's historical dividends per share.
/(2)/ The pro forma equivalent amounts are computed by multiplying the pro forma combined amounts by a factor of 1.304 to reflect the exchange ratio in the merger.
/(3)/ The pro forma combined book value per share of American Financial common stock is based upon the historical total combined common stockholders' equity for American Financial and American Bank divided by total pro forma common shares of the combined entities.

                     Market Price And Dividend Information

     American Financial common stock is listed on the Nasdaq National Market under the symbol AMFH. American Bank common stock is listed on the American Stock Exchange under the symbol BKC. The following table lists the high and low bid information per share for American Financial common stock and the high and low sales prices for American Bank common stock and the cash dividends declared by American Financial and American Bank for the periods indicated.

                                               American Financial Common Stock     American Bank Common Stock
                                              --------------------------------- --------------------------------
                                                High       Low      Dividends      High       Low     Dividends
                                              --------  ---------- ------------ ---------- --------- -----------
2001
   Quarter ended June 30, 2001                $  23.45    $  20.25   $ 0.165     $  25.00   $  20.15   $   0.26
   Quarter ended March 31, 2001                  22.00      19.875     0.165        23.00      19.00       0.26

2000
   Quarter ended December 31, 2000              22.000      17.438      0.15       22.875     18.125       0.25
   Quarter ended September 30, 2000             19.375      15.875      0.15        20.25      18.00       0.25
   Quarter ended June 30, 2000                  16.563      11.750      0.15        20.75      18.50       0.25
   Quarter ended March 31, 2000                 12.563      10.938        --        26.00      19.75       0.25

1999
   Quarter ended December 31, 1999               12.75      11.375        --       25.625     20.625       0.29
   Quarter ended September 30, 1999/(1)/            --          --        --        25.50      21.00       0.23
   Quarter ended June 30, 1999/(1)/                 --          --        --       24.438     19.625       0.21
   Quarter ended March 31, 1999/(1)/                --          --        --        25.00      19.50       0.21

_____________________________
(1)  American Financial common stock began trading on November 30, 1999.


     The following table shows the closing prices of American Financial common stock and American Bank common stock on July 18, 2001, the day before the merger was announced, and October 29, 2001. The table also shows the value of the American Financial common stock to be received by you, had the merger been completed on those dates, for each share of American Bank common stock that you own. This amount was computed by multiplying the closing price of American Financial common stock on the date indicated by the exchange ratio.

                                                                Value of Merger
                                                                 Consideration
                                 American                         Per Share of
                                 Financial     American Bank     American Bank
                               Common Stock     Common Stock         Stock
                              --------------  --------------- -----------------

July 18, 2001...........          $23.00           $24.20          $30.00
October 29, 2001........           25.99            31.35           33.89


     You should obtain current market quotations for American Financial common stock as the market price of American Financial common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations from a newspaper, on the Internet or by calling your broker.

     As of June 30, 2001, there were approximately 5,689 holders of record of American Financial common stock. As of June 30, 2001, there were approximately 696 holders of record of American Bank common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or in "street" name through brokerage firms.

     Following the merger, the declaration of dividends will be at the discretion of American Financial's Board of Directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of American Financial, applicable state law and government regulations and other factors deemed relevant by American Financial's Board of Directors. The merger agreement limits cash dividends payable on American Bank common stock pending consummation of the merger to $0.26 per share per quarter (and prohibits American Bank stockholders from receiving two cash dividends during the same quarter). See "The Merger Agreement--Conduct of Business Before the Merger."

                    Ownership of American Bank Common Stock

     The following table sets forth information as of October 26, 2001 with respect to the amount of American Bank common stock beneficially owned by each of the directors and named executive officers and by all of the directors and executive officers of American Bank as a group. The information is based on information furnished to American Bank by each such person.

                                                                        Number of Shares That               Percent of
                                       Amount and Nature of                May Be Acquired                    Common
      Name of Beneficial               Beneficial Ownership               Within 60 Days by                   Stock
             Owner                    (excluding options)/(1)/            Exercising Options               Outstanding
-------------------------------     ---------------------------     ------------------------------      ------------------
William E. Solberg                                18,000                       105,600                        2.46%
President, Chief
Executive Officer and
Director

Scott D. Brabant                                     100 /(2)/                  13,100                           *
Executive Vice President

Richard H. Caulfield                               2,000                        49,000                        1.03
Director

Floyd G. Champagne                                 1,000                         3,000                           *
Chief Financial Officer

John M. Chattleton                                    --                            --                           *
Executive Vice President

Norman S. Drubner                                    200                         31,000                          *
Director

Gene C. Guilbert                                 439,509 /(3)/                   40,000                       9.69
Director

Charles T. Kellogg                                76,650 /(4)/                   39,000                       2.34
Director

Gregory S. Oneglia                                 3,000                         43,000                          *
Director

Paul A. Sirop                                    125,362 /(5)/                   47,000                       3.48
Director

Ann Y. Smith                                       1,400                         43,000                          *
Director

Robert W. Wesson                                  16,174                         49,000                       1.32
Director

                                                                        Number of Shares That               Percent of
                                       Amount and Nature of                May Be Acquired                    Common
      Name of Beneficial               Beneficial Ownership               Within 60 Days by                   Stock
             Owner                    (excluding options)/(1)/            Exercising Options               Outstanding
-------------------------------     ---------------------------     ------------------------------      ------------------
Earl T. Young                                  1,300                            23,000                               *
Executive Vice President

All directors and                            684,695                           485,700                           21.69%
executive officers as a
group (13 persons)

__________________
*     Less than 1% of shares outstanding.

(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is considered to "beneficially own" shares (i) over which he or she has or shares voting or investment power or (ii) of which he or she has the right to acquire beneficial ownership at any time within 60 days of October 26, 2001. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.
(2)   100 shares owned by Mr. Brabant's wife.
(3)   Includes 8,800 shares held by Mr. Guilbert's wife.
(4) Includes 21,800 shares held by the Kellogg Charitable Remainder Trust U/A/D 12/30/98, Charles T. Kellogg and Martha G. Kellogg, Trustees, 8,600 shares held by Mr. Kellogg in trust for his children, 6,800 shares held by Mr. Kellogg as custodian for his children, 10,200 shares held by Mr. Kellogg's wife and 1,600 shares held by Mr. Kellogg's wife as trustee.
(5)   Includes 12,200 shares held by Dr. Sirop's wife.



     The following table sets forth information as of October 26, 2001, with respect to the ownership of American Bank common stock by each person believed by management to be the beneficial owner of more than 5% of the outstanding American Bank common stock.


                                         Amount and
                                         Nature of               Percent of
     Name and Address of Beneficial      Beneficial              Common Stock
                  Owner                 Ownership /(1)/          Outstanding
     ------------------------------  ---------------------    ----------------

     Gene C. Guilbert
     Botsford Hill Road
     Roxbury, Connecticut 06783            479,509 /(2)/             9.69%

______________________

(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is considered to "beneficially own" shares (i) over which he or she has or shares voting or investment power or (ii) of which he or she has the right to acquire beneficial ownership at any time within 60 days of October 26, 2001. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares.
(2) Includes 8,800 shares held by Mr. Guilbert's wife and 40,000 shares awarded to Mr. Guilbert pursuant to a stock option grant, which grant is exercisable within 60 days of the record date.

                                 Risk Factors

         In addition to the other information contained in this proxy statement-prospectus, you should carefully consider the following risk factors in deciding whether to approve and adopt the merger agreement.

         Fluctuations in market prices may cause the value of the shares of American Financial common stock that you receive to be less than the value of your shares of American Bank common stock.

         Upon completion of the merger, some shares of American Bank common stock may be converted into shares of American Financial common stock. The ratio at which the shares will be converted is fixed, and there will be no adjustment for changes in the market price of either American Bank common stock or American Financial common stock. Any change in the price of American Financial common stock will affect the value American Bank stockholders will receive in the merger. Stock price changes may result from a variety of factors that are beyond the control of American Financial and American Bank, including changes in businesses, operations and prospects, regulatory considerations and general market and economic conditions.

         The prices of American Financial common stock and American Bank common stock at the closing of the merger may vary from their respective prices on the date of this proxy statement- prospectus and on the date of the special meeting. The prices of American Financial common stock and American Bank common stock on the date of the special meeting may not be indicative of their respective prices on the date the merger is completed.

         American Financial may fail to realize the anticipated benefits of the merger.

         American Financial has no prior experience in merger and acquisition transactions. American Financial may not be able to integrate American Bank's operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of business or possible inconsistencies in standards, controls, procedures and policies. Additionally, the success of the merger will depend, in part, on American Financial's ability to realize the estimated cost savings from combining the businesses of American Financial and American Bank. Our managements originally estimated that approximately $2.8 million of annual pre-tax cost savings would be realized from the merger by April 1, 2002. It is possible that American Financial estimates of the potential cost savings could turn out to be incorrect. If the estimates turn out to be incorrect or our two businesses are not able to combine successfully, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

         Future Results of the Combined Companies May Materially Differ from the Pro Forma Financial Information Presented in this Document.


         Future results of the combined businesses may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results. We have estimated that the combined businesses will record approximately $99.5 million of goodwill and other intangible assets in accordance with the purchase method of accounting. This includes the effect of certain merger-related charges and purchase accounting adjustments. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two businesses. Furthermore, these charges may decrease capital of the combined businesses that could be used for profitable, income-earning investments in the future. The charges and adjustments we estimate are described in the section entitled "Pro Forma Financial Information" beginning on page 69. Approximately $6.5 million of estimated merger-related expenses are expected to be recorded upon completion of the merger. These costs will become part of goodwill and thus, will have no effect on earnings per share. Additionally, there are $1.5 million in estimated merger-related charges that are expected to be recorded in 2002 after the completion of the merger. These expenses are expected to have an after-tax effect on diluted earnings per share of approximately $0.04 for the three months ended March 31, 2002.

                  A Warning About Forward-Looking Statements

         This proxy statement-prospectus, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of American Financial and American Bank, as well as certain information relating to the merger, including, without limitation, statements:

         . relating to the cost savings and accretion to reported earnings estimated to result from the merger;

         . relating to the expenses estimated to be incurred in connection with the merger; and

         . preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions.

         These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

         . expected cost savings from the merger may not be fully realized or realized within the expected time frame;

         . competitive pressures among financial services companies may increase significantly;

         . costs or difficulties related to the integration of the two businesses may be greater than expected;

         . changes in the interest rate environment may reduce interest margins;

         . general economic conditions, either nationally or in Connecticut, may be less favorable than expected;

         . legislative or regulatory changes may adversely affect the business in which American Financial or American Bank is engaged; or

         .     changes may occur in the securities markets.

         American Financial does not intend to update or otherwise revise any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be in error. Furthermore, American Financial does not intend to update or revise the forward-looking statements to reflect changes in general economic or industry conditions.

                       Special Meeting of American Bank
                                 Stockholders

Time, Date and Place


         The special meeting is scheduled to be held at 9:00 a.m.; local time, on Wednesday, December 12, 2001, at the Mattatuck Museum, 144 West Main Street, Waterbury, Connecticut 06702.


Matter to Be Considered

         At the special meeting, you will be asked to approve a proposal to adopt the merger agreement. No other proposals will be presented for consideration at the special meeting.

Record Date; Vote Required

         Only American Bank stockholders of record at the close of business on October 26, 2001 are entitled to notice of and to vote at the special meeting. As of the close of business on October 26, 2001, there were 4,909,394 shares of American Bank common stock outstanding and entitled to vote at the special meeting.

         Each outstanding share of American Bank common stock will be entitled to cast one vote at the special meeting.

         You may vote in person or by submitting a properly executed proxy. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares entitled to vote at the special meeting will constitute a quorum. Abstentions and broker non-votes will be treated as shares present at the special meeting for purposes of determining the presence of a quorum. A broker non-vote is an unvoted proxy submitted by a broker. Since approval of the merger agreement requires the affirmative vote of at least two-thirds of the shares of American Bank common stock issued and outstanding on October 26, 2001, abstentions and broker non-votes will have the same effect as a vote against the merger agreement. Under applicable rules, brokers or other nominees who hold shares in street name for customers who are the beneficial owners of such shares may not vote those shares with respect to the merger agreement unless they have received specific instructions from their customers.

         To approve and adopt the merger agreement, the holders of at least two-thirds of the outstanding shares of American Bank common stock entitled to vote must vote in favor of the merger agreement. Consequently, a failure to vote, an abstention or a broker non-vote will have the same effect as voting against the merger agreement.

         Approval of the merger agreement by American Bank stockholders is one of the conditions that must be satisfied to complete the merger. See "The Merger Agreement - Conditions to the Merger."

Beneficial Ownership of American Bank Common Stock

         As of October 26, 2001, excluding all options to purchase American Bank common stock, directors and executive officers of American Bank owned 13.95% of the outstanding shares of American Bank common stock entitled to vote at the special meeting. American Bank directors have agreed to vote all of these shares of American Bank common stock in favor of the merger agreement.

American Bank Common Stock


         American Bank common stock is traded on the American Stock Exchange under the symbol "BKC." On July 18, 2001, the last trading day prior to the joint announcement by American Bank and American Financial that they had entered into the merger agreement, the closing price per share of American Bank common stock was $24.20. On October 29, 2001, which is the last practicable date prior to printing this proxy statement-prospectus, the closing price per share of American Bank common stock was $31.35. None of the directors or executive officers of American Financial own any shares of American Bank common stock.

Proxies

         Shares of American Bank common stock represented by properly executed proxies received prior to or at the special meeting will, unless they have been revoked, be voted at the special meeting in accordance with the instructions indicated in the proxies. If no instructions are indicated on a properly executed proxy, the shares will be voted "FOR" adoption of the merger agreement.

         You should complete and return the proxy form accompanying this proxy statement-prospectus to ensure that your vote is counted at the special meeting, regardless of whether you plan to attend the special meeting. If you are a record holder of common stock, you can revoke your proxy at any time before the vote is taken at the special meeting by:

         . submitting written notice of revocation to the Secretary of American Bank;

         .    submitting a properly executed proxy bearing a later date; or

         .    voting in person at the special meeting.

         Written notice of revocation and other communications about revoking your proxy should be addressed to:

              American Bank of Connecticut
              Two West Main Street
              P.O. Box 2589
              Waterbury, Connecticut  06723
              Attention:  Corporate Secretary

         If your American Bank common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via telephone or the Internet. Please review the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement-prospectus.

         If any other matters are properly presented at the special meeting for consideration, the proxy holders will have discretion to vote on such matters in accordance with their best judgment. As of the date of this proxy statement-prospectus, American Bank knows of no other matters to be presented at the meeting.

         Certain material events or changes in circumstances including a material amendment to the merger agreement or a material revision of the fairness opinion issued by Sandler O'Neill may result in a resolicitation of your vote. Under those circumstances, American Bank will provide you with supplemental information about the material event or change in circumstances and give you an opportunity to recast your vote.

         American Bank has retained Georgeson Shareholder Communications, Inc., a professional proxy solicitation firm, to assist it in the solicitation of proxies. American Bank will pay Georgeson Shareholder Communications, Inc. a fee of $7,500, plus expenses. In addition to solicitation by mail, American Bank's directors, officers and employees, who will not receive additional compensation for such services, may solicit proxies from American Bank stockholders, personally or by telephone, telegram or other forms of communication. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. American Bank will bear its own expenses in connection with the solicitation of proxies for the special meeting.

         You are requested to complete, date and sign the accompanying proxy form and to return it promptly in the enclosed postage-paid envelope.


         The enclosed proxy card is different from the green election form
         -------------------------------------------------------------------
that you can use to elect to receive cash, stock, or a combination of cash and
------------------------------------------------------------------------------
stock in the merger, which will be sent to you separately. To vote on the merger
---------------------------------------------------------
agreement, you need to properly complete the proxy card and return it in the enclosed envelope or attend the stockholder meeting and vote in person. Do not
                                                                        ------
return your proxy card with the election form. For information about the
---------------------------------------------
election form, see "The Merger--Election Procedures; Surrender of Stock Certificates."


         You should not forward any stock certificates with your proxy card. If
         ------------------------------------------------------------------
you complete an election form, you should forward your American Bank stock certificates to the exchange agent. If you do not complete an election form, if the merger takes place, your American Bank stock certificates should be delivered in accordance with instructions that will be sent to you by American Financial's exchange agent promptly after the merger takes place.

                                  The Merger

         The following discussion of the merger is qualified by reference to the merger agreement, which is attached to this proxy statement-prospectus as Appendix A. You should read the entire merger agreement carefully. It is the legal document that governs the merger.

The Parties to the Merger

         American Financial Holdings, Inc. American Financial is the savings and loan holding company for American Savings. As a savings and loan holding company, American Financial is subject to regulation by the Office of Thrift Supervision. Since its formation, American Financial's principal activity has been to hold the stock of American Savings.

         American Savings is a Connecticut-chartered stock savings bank headquartered in New Britain, Connecticut. American Savings is regulated by the Connecticut Department of Banking and its deposits are insured by the Federal Deposit Insurance Corporation up to applicable legal limits. American Savings currently operates its business through its main office located in New Britain, Connecticut and 16 other full-service banking offices.

         At June 30, 2001, American Financial had total assets of $1.90 billion, total deposits of $1.12 billion, and stockholders' equity of $430.9 million.

         American Bank. American Bank is a Connecticut-chartered stock savings bank headquartered in Waterbury, Connecticut. American Bank is regulated by the Connecticut Department of Banking and its deposits are insured by the Federal Deposit Insurance Corporation up to applicable legal limits. American Bank operates its business through its main office and 16 branch offices within the State of Connecticut and a loan administration office in Waterbury, Connecticut.

         At June 30, 2001, American Bank had total assets of $936.4 million, total deposits of $745.8 million, and stockholders' equity of $78.9 million.

Structure of the Merger; Conversion of American Bank Common Stock

         The Boards of Directors of American Financial and American Bank each have unanimously approved a merger agreement that provides for American Financial to acquire American Bank and for American Bank to merge into American Financial's wholly-owned subsidiary, American Savings. American Savings will survive the merger. As a result of the merger:

         . American Bank stockholders will exchange shares of their common stock for the right to receive at their election, (i) $30.00 in cash without interest, (ii) 1.304 shares of American Financial common stock, or (iii) a combination of cash and stock; subject to limitations on the amount of American Financial stock available for exchange;

         .        American Bank will cease to exist as a separate company; and

         . American Bank stockholders who receive stock in the merger will become American Financial stockholders, with their rights governed by Delaware law and American Financial's certificate of incorporation and bylaws. See "Comparison of Rights of Stockholders."

         The common stock of American Financial will continue to trade on the Nasdaq National Market under the symbol AMFH after completion of the merger. On October 29, 2001, the closing price of American Financial common stock was $25.99. American Bank can give you no assurance as to what the market price of American Financial common stock will be if and when the merger is completed. You are advised to obtain current market quotations for American Financial common stock and for American Bank common stock.


Merger Consideration

         Under the terms of the merger agreement, American Bank stockholders may elect to receive $30.00 cash, 1.304 shares of American Financial common stock for each share of American Bank common stock or a mixture of cash and American Financial common stock. All elections are subject to the allocation and proration procedures described in the merger agreement. These procedures provide that 50% of the total number of shares of American Bank common stock issued and outstanding on the date of the merger must be converted into shares of American Financial common stock.

         It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if American Bank stockholders in the aggregate elect to receive more or less of the American Financial common stock than American Financial has agreed to issue. These procedures are summarized below.

         . If American Financial Stock Is Oversubscribed: If American Bank stockholders elect to receive more American Financial common stock than American Financial has agreed to issue in the merger, then all American Bank stockholders who elected to receive cash or who have made no election will receive cash for their American Bank shares and all stockholders who elected to receive American Financial common stock will receive a pro rata portion of the available American Financial shares plus cash for those shares not converted into American Financial common stock.

         . If American Financial Stock Is Undersubscribed: If American Bank stockholders elect to receive fewer shares of American Financial common stock than American Financial has agreed to issue in the merger, then all American Bank stockholders who elected to receive American Financial common stock will receive American Financial common stock and those stockholders who have elected cash or have made no election will be treated in the following manner:

                  . If the number of shares held by American Bank stockholders who have made no election is sufficient to make up the shortfall in the number of American Financial shares that American Financial is required to issue, then all American Bank stockholders who elected cash will receive cash, and those stockholders who made no election will receive a combination of cash and American Financial common stock in whatever proportion is necessary to make up the shortfall.

                  . If the number of shares held by American Bank stockholders who have made no election is insufficient to make up the shortfall, then all of those shares will be converted into American Financial common stock and those American Bank stockholders who elected to receive cash will receive a combination of cash and American Financial common stock in whatever proportion is necessary to make up the shortfall.

         Notwithstanding these allocation procedures, in order that the transaction qualify as a tax-free reorganization, American Financial, in its sole discretion, may elect to increase the exchange ratio to increase the number of shares of American Financial common stock that American Bank stockholders will receive upon the conversion of their shares. If this election is required in order to qualify as a tax-free reorganization and American Financial does not make such election, the merger transaction may not be consummated.

         American Bank is not making any recommendation as to whether American Bank stockholders should elect to receive cash or American Financial common stock in the merger. Each American Bank stockholder must make his or her own decision with respect to such election.

         No guarantee can be made that you will receive the amounts of cash and/or stock you elect. As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, you may receive American Financial common stock or cash in amounts that vary from the amounts you elect to receive.

Election Procedures; Surrender of Stock Certificates

         An election form will be mailed to you separately. The election form entitles the holder of American Bank common stock to indicate his or her preference to receive cash, American Financial common stock, or a combination of cash and stock in the merger as outlined above.


         To make an effective election, a properly completed election form must be received by American Stock Transfer & Trust Company, which will be acting as the exchange agent, on or before 5:00 p.m., New York City time, on January 2, 2002 (the "election deadline"). An election form will be deemed properly completed only if accompanied by stock certificates representing all shares of American Bank common stock covered by the election form (or an appropriate guarantee of delivery). You may change your election at any time prior to the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent prior to the election deadline. You may revoke your election by written notice received by the exchange agent prior to the election deadline or by withdrawal of your stock certificates prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated.


         If stock certificates for American Bank common stock are not immediately available or time will not permit the election form and other required documents to reach the exchange agent prior to the election deadline, American Bank shares may be properly exchanged provided that:

         (1) such exchanges are made by or through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office, branch or agency in the United States;

         (2) the exchange agent receives, prior to the election deadline, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided separately (delivered by hand, mail, telegram, telex or facsimile transmission); and

         (3) the exchange agent receives, within five business days after the election deadline, the certificates for all exchanged American Bank shares, or confirmation of the delivery of all such certificates into the exchange agent's account with the Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

         American Bank stockholders who do not submit a properly completed election form or revoke their election form prior to the election deadline will have their shares of American Bank common stock designated as non-election shares. American Bank stock certificates represented by elections that have been revoked or not fulfilled will be returned without charge.

         Within five business days of the completion of the merger, the exchange agent will mail to American Bank stockholders who do not submit election forms a letter of transmittal, together with instructions for the exchange of their American Bank stock certificates for the merger consideration. Until you surrender your American Bank stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any American Financial common stock into which your shares have been converted. When you surrender your stock certificates, American Financial will pay any unpaid dividends or other distributions, without interest. After the completion of the merger, there will be no further transfers of common stock. American Bank stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

         If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed before you receive any consideration for your shares. Upon request, American Stock Transfer & Trust Company will send you instructions on how to provide evidence of ownership.

Treatment of American Bank Stock Options

         Each stock option to acquire American Bank common stock granted under the American Bank stock option plans that is outstanding and unexercised immediately before the completion of the merger will automatically convert into a stock option to purchase shares of common stock of American Financial. American Financial will assume the American Bank stock option plans. In each case, the number of shares of American Financial common stock subject to the new American Financial stock option will be equal to the product of the number of shares of American Bank common stock subject to American Bank stock option and 1.304, rounded to the nearest whole share. The exercise price per share of American Financial common stock subject to the new American Financial stock option will be equal to the exercise price per share of American Bank common stock under American Bank stock option divided by 1.304, rounded to the nearest whole cent. The duration and other terms of each new American Financial stock option you receive will be the same as the American Bank stock option. In any event, stock options that are incentive stock options under the Internal Revenue Code will be adjusted in the manner prescribed by the Internal Revenue Code.

Tax Consequences for American Bank Stockholders

         The following is a discussion of the material federal income tax consequences of the merger to American Bank stockholders. The discussion is based upon the Internal Revenue Code, Treasury regulations, Internal Revenue Service rulings, and judicial and administrative decisions in effect as of the date of this proxy statement-prospectus. This discussion assumes that you held American Bank common stock for investment. In addition, this discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or to American Bank stockholders subject to special rules, such as foreign persons, financial institutions, tax-exempt organizations, dealers in securities or foreign currencies or insurance companies. The opinions of counsel referred to in this section will be based on facts existing at the completion of the merger. In rendering their opinions, counsel will require and rely upon representations of officers of American Financial and American Bank.

         It is a condition to complete the merger that American Financial receive an opinion of Muldoon Murphy & Faucette LLP and that American Bank receive an opinion of Hogan & Hartson, L.L.P., dated as of the completion of the merger, that the merger will be treated as a reorganization within the meaning of the Internal Revenue Code. Because the merger will be treated as a reorganization, American Financial, American Savings and American Bank will not recognize any gain or loss as a result of the merger.

         The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service or the courts, and American Bank does not intend to request a ruling from the Internal Revenue Service with respect to the merger.

         The federal income tax consequences of the merger to you will depend primarily on whether you exchange your American Bank common stock solely for American Financial common stock (except for cash received instead of a fractional share of American Financial common stock), solely for cash or for a combination of stock and cash. Regardless of whether you elect to receive American Financial common stock, cash or a combination of stock and cash, the federal income tax consequences will depend on the actual merger consideration you receive.

         Receipt of American Financial Common Stock in Exchange for American Bank Common Stock. You will recognize no gain or loss if you only receive shares of American Financial common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of your shares of American Bank common stock. The tax basis of the shares of American Financial common stock you receive in such exchange will be equal (except for the basis attributable to any fractional shares of American Financial common stock, as discussed below) to the basis of the common stock you surrendered in exchange for the American Financial common stock. The holding period of the American Financial common stock received will include the holding period of shares of common stock you surrendered in exchange for the American Financial common stock, provided that you held such shares as capital assets at the effective time of the merger.

         Receipt of Cash in Exchange for American Bank Common Stock. If you only receive cash in exchange for all of your shares of American Bank common stock (and are not treated as constructively owning American Financial common stock after the merger under the circumstances referred to below under "--Possible Dividend Treatment") you will recognize gain or loss for federal income tax purposes equal to the difference between the cash received and your tax basis in the American Bank common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that you held such shares as capital assets at the effective time of the merger. Such gain or loss will be long-term capital gain or loss if your holding period is more than one year. The Internal Revenue Code contains limitations on the extent to which you may deduct capital losses from ordinary income.

         Receipt of American Financial Common Stock and Cash in Exchange for American Bank Common Stock. If you receive a combination of American Financial common stock and cash in exchange for your American Bank common stock, you will not be permitted to recognize any loss for federal income tax purposes. You will recognize gain, if any, equal to the lesser of (1) the amount of cash you received or (2) the amount of gain you "realized" in the transaction. The amount of gain you "realize" will equal the amount by which (a) the cash plus the fair market value of the American Financial common stock at the effective time of the merger you received exceeds (b) your tax basis in the American Bank common stock you surrendered in exchange for the cash and American Financial common stock. Any gain you recognize could be taxed as a capital gain or a dividend, as described below. The tax basis of the shares of American Financial common stock you received will be the same as the basis of the shares of American Bank common stock you surrendered in exchange for the shares of American Financial common stock, adjusted as provided in Section 358(a) of the Internal Revenue Code for the cash you received in exchange for your shares of American Bank common stock. The holding period for shares of American Financial common stock you received will include your holding period for the American Bank common stock you surrendered in exchange for the American Financial common stock, provided that you held such shares as capital assets at the effective time of the merger.

         Your federal income tax consequences will also depend on whether you purchased your shares of American Bank common stock at different times at different prices. If you did, you could realize gain with respect to some of the shares of American Bank common stock and loss with respect to other shares. You would have to recognize such gain to the extent you receive cash with respect to those shares in which your adjusted tax basis is less than the amount of cash plus the fair market value of the American Financial common stock you received at the effective time of the merger, but you could not recognize loss with respect to those shares in which your adjusted tax basis is greater than the amount of cash plus the fair market value of the American Financial common stock you received at the effective time of the merger. Any disallowed loss would be included in the adjusted basis of the American Financial common stock. You are urged to consult your own tax advisor regarding the tax consequences of the merger to you.

         Possible Dividend Treatment. In certain circumstances, if you receive solely cash or a combination of cash and American Financial common stock in the merger you may receive ordinary income, rather than capital gain, treatment on all or a portion of the gain you recognized if the receipt of cash "has the effect of the distribution of a dividend." The determination of whether a cash payment has such effect is based on a comparison of your proportionate interest in American Financial after the merger with the proportionate interest you would have had if you had only received American Financial common stock in the merger. For purposes of this comparison, you may be deemed to constructively own shares of American Financial common stock held by certain members of your family or certain entities in which you have an ownership or beneficial interest and certain stock options may be aggregated with your shares of American Financial common stock. The amount of the cash payment that may be treated as a dividend is limited to your ratable share of American Bank's accumulated earnings and profits at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that you held your shares as capital assets at the effective time of the merger. Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon your particular facts and circumstances, you are urged to consult your own tax advisors regarding the tax treatment of any cash received in the merger, other than cash in lieu of fractional shares.

         Cash in Lieu of Fractional Shares. If you hold American Bank common stock as a capital asset and receive in the merger, in exchange for your stock, solely American Financial common stock (and cash in lieu of a fractional share interest in American Financial common stock), you will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

         The tax consequences of the merger to you may vary depending upon your particular circumstances. Therefore, you should consult your tax advisor to determine the particular tax consequences of the merger to you, including those relating to state and/or local taxes.

Background of the Merger

         Over the past five years, the Board of Directors of American Bank has met on a regular basis with investment bankers and financial advisors to discuss American Bank's goals, possible strategic combinations and other opportunities to enhance stockholder value over the long-term.

         In the second quarter of 2000, American Bank held substantive discussions with a large Connecticut financial institution regarding a merger transaction. This transaction ultimately was deemed by the Board of Directors not to be in the best interest of American Bank and its stockholders due to the price proposed and potential anti-trust issues which made the risk of completing the transaction too great. American Bank also engaged in substantive discussions with another Connecticut financial institution regarding a merger of equals. The Board hired an investment banking firm to review and analyze the financial and strategic terms of the offer and authorized the commencement of due diligence. Ultimately, the Board of Directors determined that the offer did not meet American Bank's goal of enhancing stockholder value through a strategic merger.

         The Board of Directors continued to explore other possible strategic opportunities throughout this period. To that end, following up on a general discussion in the summer of 2000, Gene C. Guilbert, a member of the Board of Directors of American Bank and William E. Solberg, the President and Chief Executive Officer of American Bank, met informally with Robert T. Kenney, the Chairman, President and Chief Executive Officer of American Financial, based on the long-standing relationship between the three individuals. The discussions at these meetings were broad-based and focused on the strategies of each of the two institutions in general. At the June 2000 meeting of the Board of Directors, Mr. Solberg reported their informal conversations with Mr. Kenney, but a merger transaction was not considered a possibility at that time.

         Thereafter, Mr. Solberg had a number of informal conversations with Mr. Kenney. During those conversations, the parties discussed on a very preliminary basis a possible combination of American Bank and American Financial's banking subsidiary. Subsequent to his conversations with Mr. Kenney, Mr. Solberg would informally update members of American Bank's Board of Directors regarding his conversations with Mr. Kenney.

         On May 21, 2001, Messrs. Guilbert, Solberg and Kenney met to discuss issues in connection with a possible merger. They discussed the financial terms of a proposed merger, considering both an all cash option and a stock-for-stock exchange, and further discussed issues such as the composition of management and the board of the combined entity.

         Messrs. Kenney and Solberg met again on June 11, 2001 to discuss the specifics of pricing the proposed transaction. At that time, American Financial discussed proposed terms of a transaction and indicated its strong interest in a merger of American Bank with American Financial's banking subsidiary.

         At a meeting of the Board of Directors on June 27, 2001, the board of directors formally authorized retaining Sandler O'Neill as American Bank's financial advisor. The Board of Directors also authorized American Bank to enter into a customary confidentiality agreement with American Financial. Thereafter, the companies, and their legal, investment banking and accounting representatives, conducted reciprocal, comprehensive due diligence investigations. Simultaneously, the parties, acting through their special counsel, financial and other advisors, conducted arms-length negotiations with respect to the terms of the definitive merger agreement for presentation to their respective boards of directors.

         A series of discussions continued to be held between the chief executive officers of the two companies during this period. At a special meeting held on July 13, 2001, the Board of Directors of American Bank received an update from Mr. Solberg on the continuing discussions between the two companies. At this special meeting, special counsel advised the Board of Directors regarding its fiduciary responsibilities.

         Following the due diligence review and the preliminary negotiations of the draft merger agreement, another special meeting of the Board of Directors of American Bank was held on July 16, 2001. At that meeting, Sandler O'Neill presented a preliminary financial analysis of the transaction and special counsel described the details of the proposal that had been developed by the parties and the terms of the draft merger agreement. The Board of Directors discussed the draft proposal and the financial advisor's analysis at length, as well as the financial soundness of the proposal and the market, industry and economic factors potentially affecting American Bank's strategic plan. Special counsel advised the Board of Directors on its responsibilities in evaluating the proposed agreement and the other terms of the proposal.

         On July 18, 2001, the Board of Directors met, and after consultation with management, special counsel and the financial advisor, considered the final terms of the agreement and approved the definitive merger agreement. Following the conclusion of the meeting, American Bank and American Financial executed the merger agreement. On July 19, 2001, the companies issued a joint press release announcing the transaction.

         At no point in the process between American Bank and American Financial did the directors or management of American Bank attempt to interest any other companies to purchase American Bank.

Reasons for the Merger; Recommendation of the Board of Directors of American
Bank

         American Bank's Board of Directors believes that the terms of the merger agreement, which are the product of arm's length negotiations between representatives of American Bank and American Financial, are in the best interests of American Bank stockholders.

         In recent years, the Board of Directors of American Bank has considered various strategic alternatives for American Bank, including remaining an independent stock savings bank, a merger of equals transaction and a merger transaction with a larger financial institution. Through careful deliberation and extensive discussions with independent financial advisors, the Board of Directors determined that a merger transaction with another financial institution with a similar business philosophy and corporate culture at the right price would be in the best long term interest of American Bank's shareholders. As discussed in the previous section, the Board of Directors considered several specific strategic opportunities in the past two years, but determined that none of the proposed opportunities would adequately enhance shareholder value over the long-term. The proposal from American Financial met the strategic objectives of the Board of Directors for the Bank and its shareholders. In the course of reaching its determination to merge with American Financial, American Bank's Board of Directors considered the following factors:

         . the merger consideration to be paid to our stockholders in relation to the market value, book value and earnings per share of our common stock. As discussed below, the merger consideration reflected a ratio to book value at June 30, 2001 of approximately 181.70%, a multiple of 12.82x trailing twelve months earnings per share at June 30, 2001 and a transaction value that represented a 23.5% premium over the July 17, 2001 closing price of American Bank's common stock;

         . information concerning American Bank's financial condition, results of operations, capital levels, asset quality and prospects;

         . an overall assessment of the industry as a whole and the current economic conditions;

         . an assessment of American Financial's ability to pay the aggregate merger consideration and the Board of Director's confidence that based on diligence conducted by American Bank's financial and legal advisors that American Financial was a sound financial institution that could afford the proposed transaction and aggregate merger consideration;

         . the opinion of American Bank's financial advisor as to the fairness of the merger consideration from a financial point of view to the holders of American Bank's common stock;

         . the general structure of the transaction and the compatibility of management and business philosophy;

         . the impact of the merger on the depositors, employees, customers and communities served by American Bank. The merger of American Bank and American Financial was deemed to be an opportunity to provide depositors, employees, customers and the communities served by each bank with increased banking services and more branch offices thereby increasing the combined bank's presence in the state of Connecticut;

         . the results of American Bank's due diligence investigation of American Financial and American Savings, including the likelihood of the transaction receiving the requisite regulatory approvals in a timely manner; and

         . strategic alternatives to the merger, including the continued operation of American Bank as an independent financial institution. The Board of Directors of American Bank considered, with the advice of its financial advisors, the benefits to shareholder value of continuing as an independent institution as compared with the benefit of merging with American Financial and determined that the proposed merger was in the best interest of American Bank and its shareholders.


         In making its determination, American Bank's Board of Directors did not ascribe any relative or specific weights to the factors which it considered. The foregoing discussion of the factors considered by American Bank's Board is not intended to be exhaustive, but it does include the material factors considered by the Board of Directors of American Bank.

         The American Bank Board of Directors believes that the merger is in the best interests of American Bank and its stockholders. The Board of Directors unanimously recommends that its stockholders vote "FOR" adoption of the merger agreement.

Opinion of Sandler O'Neill

         American Bank retained Sandler O'Neill to act as its financial advisor in connection with the proposed merger with American Financial. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

         In connection with its engagement, American Bank's Board of Directors directed Sandler O'Neill to evaluate the fairness, from a financial point of view, of the merger consideration to be received by American Bank stockholders. At the July 18, 2001 meeting at which American Bank's Board considered and approved the merger agreement, Sandler O'Neill delivered to the board its written opinion that, as of such date, the merger consideration was fair to American Bank stockholders from a financial point of view. Sandler O'Neill has confirmed its July 18th opinion by delivering to the board an updated written opinion dated the date of this proxy statement-prospectus, which is substantially identical to the July 18, 2001 opinion. In rendering its updated opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which their analyses were based, performing procedures to update certain of their analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O'Neill's updated opinion is attached as Appendix C to this proxy statement-prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. American Bank urges you to read the entire opinion carefully in connection with your consideration of the proposed merger.

         Sandler O'Neill's opinion speaks only as of the date of the opinion. The opinion was directed to the American Bank board and is directed only to the fairness of the merger consideration to American Bank stockholders from a financial point of view. It does not address the underlying business decision of American Bank to engage in the merger or any other aspect of the merger and is not a recommendation to any American Bank stockholder as to how such stockholder should vote at the special meeting with respect to the merger, the form of consideration a stockholder should elect in the merger or any other matter.

         In connection with rendering its July 18, 2001 opinion, Sandler O'Neill reviewed and considered, among other things:

         (1) the merger agreement and certain of the exhibits and schedules thereto;

         (2) the stock option agreement between American Bank and American Financial;

         (3) certain publicly available financial statements and other historical financial information of American Bank that they deemed relevant;

         (4) certain publicly available financial statements and other historical financial information of American Financial that they deemed relevant;

         (5) projected earnings estimates for American Bank for the years ending December 31, 2001 through 2003 prepared by and reviewed with management of American Bank, earnings per share estimates for American Bank for the years ending December 31, 2001 and 2002 published by I/B/E/S, and the views of senior management of American Bank, based on discussions with members of senior management, regarding American Bank's business, financial condition, results of operations and future prospects;

         (6) projected earnings estimates for American Financial for the years ending December 31, 2001 and 2002 prepared by and reviewed with management of American Financial, earnings per share estimates for American Financial for the years ending December 31, 2001 and 2002 published by I/B/E/S, and the views of the senior management of American Financial, based on limited discussions with members of senior management, regarding American Financial's business, financial condition, results of operations and future prospects;

         (7) the pro forma financial impact of the merger on American Financial, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior managements of American Bank and American Financial;

         (8) the publicly reported historical price and trading activity for American Bank's and American Financial's common stock, including a comparison of certain financial and stock market information for American Bank and American Financial with similar publicly available information for certain other companies the securities of which are publicly traded;

         (9) the financial terms of other recent business combinations in the savings institution industry, to the extent publicly available;

         (10) the current market environment generally and the banking environment in particular; and

         (11) such other information, financial studies, analysis and investigations and financial, economic and market criteria as they considered relevant.

         Sandler O'Neill was not asked to, and did not, solicit indications of interest in a potential transaction from other third parties. American Bank's Board of Directors did not limit the investigations made or the procedures followed by Sandler O'Neill in giving its opinion.

         In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill assumed and relied upon the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it and further relied on the assurances of management of American Bank and American Financial that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. Sandler O'Neill was not asked to and did not independently verify the accuracy or completeness of any of such information and they did not assume any responsibility or liability for the accuracy or completeness of any of such information. Sandler O'Neill did not make an independent evaluation or appraisal of the assets, the collateral securing assets or the liabilities, contingent or otherwise, of American Bank or American Financial or any of their respective subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals. Sandler O'Neill is not an expert in the evaluation of allowances for loan losses and it did not make an independent evaluation of the adequacy of the allowance for loan losses of American Bank or American Financial, nor did it review any individual credit files relating to American Bank or American Financial. With American Bank's and American Financial's consent, Sandler O'Neill assumed that the respective allowances for loan losses for both American Bank and American Financial were adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O'Neill did not conduct any physical inspection of the properties or facilities of American Bank or American Financial.

         Sandler O'Neill's opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Sandler O'Neill assumed, in all respects material to its analysis, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Sandler O'Neill also assumed, with American Bank's consent, that there has been no material change in American Bank's and American Financial's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to them, that American Bank and American Financial will remain as going concerns for all periods relevant to its analysis, and that the merger will be accounted for as a purchase transaction and will qualify as a tax-free reorganization for federal income tax purposes.

         In rendering its July 18, 2001 opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be viewed as a whole and that selecting portions of the factors and analyses without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analysis described below is identical to American Bank or American Financial and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of American Bank or American Financial and the companies to which they are being compared.

         The earnings projections used and relied upon by Sandler O'Neill in its analysis were based upon internal projections of American Bank and American Financial. With respect to all such financial projections and estimates and all projections of transaction costs, purchase accounting adjustments and expected cost savings relating to the merger, American Bank's and American Financial's managements confirmed to Sandler O'Neill that they reflected the best currently available estimates and judgments of such managements of the future financial performance of American Bank and American Financial, respectively, and Sandler O'Neill assumed, for purposes of its analysis, that such performance would be achieved. Sandler O'Neill expressed no opinion as to such financial projections or the assumptions on which they were based. The financial projections furnished to Sandler O'Neill by American Bank and American Financial were prepared for internal purposes only and not with a view towards public disclosure. These projections, as well as the other estimates used by Sandler O'Neill in its analysis, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections.

         In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of American Bank, American Financial and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the American Bank Board at the July 18/th/ meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses does not necessarily reflect the value of American Bank's common stock or American Financial's common stock or the prices at which American Bank's or American Financial's common stock may be sold at any time.

         Summary of Proposal. Sandler O'Neill reviewed the financial terms of the proposed transaction. Based upon the average closing price of American Financial's common stock for the five days ended July 17, 2001 of $23.01 and assuming 50% of American Bank's shares are converted into American Financial stock and the remaining 50% are converted into cash in the merger, Sandler O'Neill calculated an implied transaction value of $30.00 per share. Based upon American Bank's June 30, 2001 financial information, Sandler O'Neill calculated the following ratios:

         Transaction value/LTM EPS                          12.82x
         Transaction value/LTM Core EPS                     16.75x
         Transaction value/book value                      181.70%
         Transaction value/tangible book value             219.00%

The aggregate transaction value was approximately $150 million, based upon 4.99 million fully diluted shares of American Bank common stock outstanding, which was determined using the treasury stock method at the implied per share transaction value. For purposes of Sandler O'Neill's analyses, earnings per share were based on fully diluted earnings per share. Sandler O'Neill noted that the transaction value represented a 23.5% premium over the July 17, 2001 closing price of American Bank's common stock.

         Stock Trading History. Sandler O'Neill reviewed the history of the reported trading prices and volume of American Bank's common stock and American Financial's common stock and the relationship between the movements in the prices of American Bank's common stock and American Financial's common stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the Nasdaq Bank Index and the median performance of a composite peer group of publicly traded regional savings institutions, in each case selected by Sandler O'Neill. During the one year period ended July 17, 2001, American Bank's common stock outperformed the S&P 500 Index and underperformed each of the Nasdaq Bank Index and the Regional Peer Group Index. During the one year period ended July 17, 2001, American Financial's common stock outperformed each of the Nasdaq Bank Index and the S&P 500 Index and underperformed the Regional Peer Group Index.

                           Beginning Index Value         Ending Index Value
                               July 17, 2000                July 17, 2001
                           ---------------------      -------------------------

American Bank                      100.00%                     124.63%
Nasdaq Bank Index                  100.00                      134.54
Regional Group                     100.00                      140.31
S&P 500 Index                      100.00                       81.43

                           Beginning Index Value         Ending Index Value
                               July 17, 2000                July 17, 2001
                           ---------------------      -------------------------

American Financial                 100.00%                     140.23%
Nasdaq Bank Index                  100.00                      133.20
Regional Group                     100.00                      151.88
S&P 500 Index                      100.00                       80.96


         Comparable Company Analysis. Sandler O'Neill used publicly available information to compare selected financial and market trading information for American Bank and two groups of selected financial institutions. The first group consisted of American Bank and the following twelve publicly traded regional savings institutions (the "Regional Group"):

BostonFed Bancorp Inc.             Medford Bancorp Inc.       Port Financial Corp.
Berkshire Hills Bancorp Inc.       MASSBANK Corp.             People's Bancshares Inc.
Abington Bancorp Inc.              Woronoco Bancorp Inc.      Bancorp Connecticut Inc.
New Hampshire Thrift Bancshares    Bay State Bancorp          NewMil Bancorp Inc.

         Sandler O'Neill also compared American Bank to a group of eleven publicly traded savings institutions which had a return on average equity (based on last twelve months' earnings) greater than 13% and a price-to-tangible book value greater than 150%. The highly valued group was comprised of the following eleven institutions:

First Essex Bancorp Inc.           Ipswich Bancshares Inc.    Park Financial Corp.
Abington Bancorp Inc.              Medford Bancorp Inc.       Bancorp Connecticut Inc.
People's Bancshares Inc.           Coastal Financial Corp.    Warren Bancorp Inc.
Hingham Institution for Savings    Quaker City Bancorp, Inc.

         The analysis compared publicly available financial information for American Bank and the median data for each of the regional group and the highly valued group as of and for each of the years ended December 31, 1996 through December 31, 2000 and as of and for the twelve months ended March 31, 2001. The table below sets forth the comparative data as of and for the twelve months ended March 31, 2001, with pricing data as of July 17, 2001. The information for American Bank, New Hampshire Thrift Bancshares, and Ipswich Bancshares Inc. is for the twelve months ended June 30, 2001.

                                                                                    Regional        Highly Valued
                                                               American Bank          Group             Group
                                                             -----------------  ----------------- -----------------
Total assets................................................     $936,358           $852,469          $870,626

Tangible equity/total assets................................         6.99%              8.17%             7.07%

Intangible assets/total equity..............................        17.00               3.29              1.01

Net loans/total assets......................................        44.93              62.37             63.92

Gross loans/total deposits..................................        57.50              85.02             86.03

Total borrowings/total assets...............................        11.43              21.52             20.03

Non-performing assets/total assets..........................         0.14               0.13              0.15

Loan loss reserve/gross loans...............................         1.80               1.04              1.19

                                                                                           Regional       Highly Valued
                                                                     American Bank          Group             Group
                                                                   -----------------  -----------------  ----------------
Net interest margin.........................................             2.87               3.29              3.35

Non-interest income/average assets..........................             0.67               0.53              0.55

Non-interest expense/average assets.........................             1.74               2.43              2.19

Efficiency ratio............................................            51.81              64.00             51.83

Return on average assets....................................             1.28               0.72              1.08

Return on average equity....................................            16.97              10.43             17.01

Price/tangible book value per share.........................           175.19             137.04            171.61

Price/earnings per share....................................            10.28x             12.30x            11.11x

Dividend yield..............................................             4.20               2.51              2.98

Dividend payout ratio.......................................            43.60              28.61             38.51

         Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial and market trading information for American Financial and two different groups of savings institutions. The first group consisted of American Financial and the following ten publicly traded regional savings institutions:

Independence Community Bank Corp.        Roslyn Bancorp Inc.
Staten Island Bancorp Inc.               FIRSTFED AMERICA BANCORP INC.
Seacoast Financial Services              Dime Community Bancshares Inc.
First Essex Bancorp Inc.                 Connecticut Bancshares Inc.
BostonFed Bancorp Inc.                   Medford Bancorp Inc.

         Sandler O'Neill also compared American Financial to a group of ten publicly traded savings institutions which had a return on average equity (based on last twelve months' earnings) greater than 13% and a price-to-tangible book value greater than 150%. The highly valued group was comprised of the following ten institutions:

Coastal Bancorp Inc.          First Federal Capital Corp.   First Financial Holdings Inc.
First Indiana Corp.           First Essex Bancorp Inc.      Medford Bancorp Inc.
Quaker City Bancorp Inc.      Coastal Financial Corp.       Bancorp Connecticut Inc.
American Bank

         The analysis compared publicly available financial information for American Financial and the median data for each of the regional group and highly valued group as of and for each of the years ended December 31, 1996 through December 31, 2000 and as of and for the twelve months ended March 31, 2001. The table below sets forth the comparative data as of and for the twelve months ended March 31, 2001, with pricing data as of July 13, 2001. American Financial data is as of and for the period ended June 30, 2001.

                                                                  American            Regional          Highly Valued
                                                                  Financial            Group                Group
                                                              -----------------    ---------------     ----------------
Total assets...........................................          $1,900,534          $2,196,405          $1,472,242

Tangible equity/total assets...........................               22.67%              9.01%                8.76%

Intangible assets/total equity.........................                  --              11.91                 4.06

Net loans/total assets.................................               63.00              67.00                64.81

Gross loans/total deposits.............................              107.70             117.52               102.98

Total borrowings/total assets..........................               14.34              25.01                21.25

Non-performing assets/total assets.....................                0.16               0.22                 0.31

Loan loss reserve/gross loans..........................                0.91               1.14                 1.16

Net interest margin....................................                3.61               3.04                 3.16

Non-interest income/average assets.....................                0.43               0.54                 0.59

Non-interest expense/average assets....................                1.86               2.13                 2.11

Efficiency ratio.......................................               45.91              54.98                53.54

Return on average assets...............................                1.59               1.01                 1.09

Return on average equity...............................                5.75               9.98                15.40

Price/tangible book value per share....................              128.24             169.95               172.95

Price/earnings per share...............................               18.60x            14.76x               12.03x

Dividend yield.........................................                2.70               2.22                 2.37

Dividend payout ratio..................................               50.80              31.92                33.98

         Analysis of Selected Merger Transactions. Sandler O'Neill reviewed other transactions announced from January 1, 2001 to July 16, 2001 involving publicly traded savings institutions as acquired institutions with transaction values greater than $15 million. Sandler O'Neill reviewed 18 transactions announced nationwide and 4 transactions in the New England region. Sandler O'Neill reviewed the multiples of transaction value at announcement to last twelve months' earnings, transaction value to book value, transaction value to tangible book value, transaction value to total deposits, tangible book premium to core deposits and premium to market price and computed high, low and median multiples and premiums for each group of transactions. These multiples were applied to American Bank's financial information as of and for the quarter ended June 30, 2001 (annualized where appropriate). As illustrated in the following table, Sandler O'Neill derived an imputed range of values per share of American Bank's common stock of $20.24 to $44.39 based upon the median multiples for nationwide transactions and $24.08 to $37.24 based upon the median multiples for the New England transactions. The implied transaction value of the merger as calculated by Sandler O'Neill was $30.00.


                                                                  Nationwide                   New England
                                                                 Transactions                  Transactions
                                                         ----------------------------  ----------------------------
                                                            Median         Implied        Median         Implied
                                                           Multiple         Value        Multiple         Value
                                                         -------------  -------------  -------------  -------------
Transaction value/LTM EPS                                    18.97x        $44.39         15.43x         $36.11

Transaction value/LTM Core EPS/(1)/                          18.97x         34.13%        15.43x          27.76%

Transaction value/Book value                                147.10%         24.29%        170.04%         28.08%

Transaction value/Tangible book value                       147.68          20.24         175.72          24.08

Transaction value/Total deposits                             23.88          37.27          21.21          33.10

Tangible book premium/Core deposits/(2)/                      8.29          25.99          11.40          30.61

Premium to market/(3)/                                       38.48          33.65          53.27          37.24


______________________________
(1)  Based on American Bank's normalized LTM EPS.
(2)  Assumes 5% of total deposits are not core deposits.
(3) Based on American Bank's stock price of $24.30 as of market close on July 17, 2001.

         Discounted Dividend Stream and Terminal Value Analysis. Sandler O'Neill performed an analysis which estimated the future stream of after-tax dividend flows of American Bank through December 31, 2004 under various circumstances, assuming American Bank's projected dividend stream and that American Bank performed in accordance with the earnings projections reviewed with management. For periods after 2003, Sandler O'Neill assumed an annual growth rate on earning assets of approximately 5%. To approximate the terminal value of American Bank common stock at December 31, 2004, Sandler O'Neill applied price/earnings multiples ranging from 6x to 17x and multiples of tangible book value ranging from 100% to 350%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of American Bank common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of American Bank common stock of $13.43 to $39.41 when applying the price/earnings multiples and $13.89 to $49.86 when applying multiples of tangible book value. The implied transaction value of the merger as calculated by Sandler O'Neill was $30.00.

                           Earnings Per Share Multiples                     Tangible Book Value Multiples
                  -----------------------------------------------  ------------------------------------------------

    Discount
      Rate            6x          10x         14x         17x         100%         200%       250%         350%
                  ----------  -----------  ----------  ----------  -----------  ----------  ----------  -----------
        9%          $16.14       $24.60      $33.06      $39.41       $16.71      $29.97      $36.60       $49.86
       11            15.16        23.06       30.97       36.89        15.69       28.08       34.27        46.66
       13            14.26        21.65       29.04       34.58        14.76       26.34       32.13        43.72
       15            13.43        20.35       27.27       32.46        13.89       24.74       30.16        41.01

         Sandler O'Neill performed a similar analysis which estimated the future stream of after-tax dividend flows of American Financial through December 31, 2004 under various circumstances, assuming American Financial's projected dividend stream and that American Financial performed in accordance with the earnings projections reviewed with management. For periods after 2002, Sandler O'Neill assumed an annual growth rate on earning assets of approximately 5%. To approximate the terminal value of American Financial common stock at December 31, 2004, Sandler O'Neill applied price/earnings multiples ranging from 10x to 25x and multiples of tangible book value ranging from 75% to 225%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 9% to 15% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of American Financial common stock. As illustrated in the following table, this analysis indicated an imputed range of values per share of American Financial common stock of $13.97 to $37.67 when applying the price/earnings multiples and $10.33 to $31.25 when applying multiples of tangible book value.


                               Earnings Per Share Multiples                                   Tangible Book Value Multiples
                 ---------------------------------------------------------      ----------------------------------------------------
   Discount
     Rate            10x             16x            22x            25x              75%           125%          175%          225%
                 ------------    ------------   ------------    ----------      -----------   ------------   -----------   ---------
       9%           $16.83          $25.17         $33.51         $37.67           $12.38        $18.67         $24.96       $31.25
      11             15.80           23.59          31.37          35.27            11.64         17.51          23.39        29.26
      13             14.85           22.13          29.41          33.06            10.96         16.45          21.95        27.44
      15             13.97           20.79          27.61          31.02            10.33         15.47          20.62        25.76


         In connection with its analyses, Sandler O'Neill considered and discussed with the American Bank Board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to the growth rate of assets, net income and dividend payout ratio. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

         Pro Forma Merger Analysis. Sandler O'Neill analyzed certain potential pro forma effects of the merger, based upon (1) 50% of the American Bank shares are exchanged for cash at a value of $30.00 per share, (2) 50% of the American Bank shares are exchanged for American Financial common stock at an exchange ratio of 1.304, (3) the earnings per share estimates and projections of American Bank and American Financial referred to above, and (4) assumptions regarding the economic environment, accounting and tax treatment of the merger, charges and transaction costs associated with the merger and cost savings determined by the senior managements of American Bank and American Financial. The analysis indicated that for the year ending December 31, 2002, the first full year following the merger, the merger would be accretive to American Financial's projected earnings per share and dilutive to tangible book value per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

                                            American Financial Stand-Alone             American Financial Pro Forma
                                            ------------------------------             ----------------------------
Projected 2002 EPS                                      $ 1.53                                    $ 1.70
Projected tangible book value at
December 31, 2002                                       $19.27                                    $16.44

         American Bank has agreed to pay Sandler O'Neill a transaction fee of approximately $970,000 in connection with the merger, of which approximately $240,000 has been paid and the balance of which is contingent, and payable, upon closing of the merger. Sandler O'Neill has also received a fee of $75,000 for rendering its opinion, which will be credited against that portion of the fee due upon the closing of the merger. American Bank has also agreed to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

         Sandler O'Neill has in the past provided certain other investment banking services to American Bank and has received compensation for such services. Sandler O'Neill has in the past provided certain investment banking services to American Financial and has received compensation for such services and may provide, and receive compensation for, such services in the future. In the ordinary course of its business as a broker-dealer, Sandler O'Neill may also purchase securities from and sell securities to American Bank and American Financial and may actively trade the equity securities of American Bank and American Financial for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Rights of Dissenting Stockholders

         Under Section 33-856 of the Connecticut General Statutes, when stockholder approval is required for a merger under Connecticut law, a stockholder is entitled to assert dissenters' rights. In this section, American Bank uses the term dissenters' rights to refer to the rights set forth in Sections 33-855 to 33-872 of the Connecticut General Statutes. If the merger takes place, American Bank stockholders who do not vote in favor of the merger will have the right to demand the purchase of their shares at their fair value if they fully comply with the provisions of Sections 33-855 to 33-872 of the Connecticut General Statutes. Fair value means the value of the shares immediately before the merger takes place, excluding any increase or decrease in value in anticipation of the merger.

         This section presents a brief summary of the procedures which must be followed if you wish to dissent from the merger and demand the purchase of your shares at their fair value. This summary is qualified in its entirety by reference to Sections 33-855 to 33-872. A complete text of these sections is attached to this proxy statement-prospectus as Appendix D. You are advised to seek independent counsel concerning exercising your dissenters' rights. This proxy statement-prospectus constitutes notice to you concerning the availability of dissenters' rights under Connecticut law.

         To dissent, stockholders must satisfy all of the following conditions of Sections 33-855 to 33- 872:

         Before the vote on the adoption of the merger agreement occurs at the stockholder meeting, each dissenting stockholder must give written notice to the Secretary of American Bank of the stockholder's intent to demand payment for his or her shares if the merger takes place. This notice must be in addition to and separate from any abstention or any vote, in person or by proxy, cast against approval of the merger. Neither voting against, abstaining from voting, or failing to vote on the adoption of the merger agreement will constitute notice of intent to demand payment or demand for payment of fair value within the meaning of Sections 33-855 to 33-872.

         A dissenting stockholder may NOT vote for approval of the merger agreement. If an American Bank stockholder returns a signed proxy but does not specify in the proxy a vote against adoption of the merger agreement or an instruction to abstain, the proxy will be voted FOR adoption of the merger agreement, which will have the effect of waiving the rights of that American Bank stockholder to have his or her shares purchased at fair value. Abstaining from voting or voting against the adoption of the merger agreement will NOT constitute a waiver of a stockholder's rights to have his or her shares purchased at fair value.

         After the vote is taken at the stockholder meeting, if the merger is approved, no later than ten days after the merger takes place, a notice will be sent to each dissenting stockholder who has given the written notice described above and did not vote in favor of the merger. The notice will state the results of the vote on the merger agreement, where the payment demand must be sent, and where and when share certificates must be deposited. The notice will set a date, not fewer than thirty nor more than sixty days after delivery of the notice, by which the payment demand must be received from the dissenting stockholder. The notice will include a form for demanding payment that will require the dissenting stockholder to certify whether or not the stockholder acquired beneficial ownership of the shares before July 19, 2001. Please note that shares acquired after July 19, 2001, referred to in this section as after acquired shares, may be subject to different treatment in accordance with Section 33-867 of the Connecticut General Statutes than shares acquired before that date.

         A dissenting stockholder demands payment, depositing his certificates in accordance with the terms of the notice and certifying that beneficial ownership was acquired before July 19, 2001 will retain all other rights of a stockholder until these rights are canceled or modified by the merger. A dissenting stockholder who receives a dissenters' notice and does not comply with the terms of the notice is not entitled to payment for his shares. The dissenters' notice also will include a copy of Sections 33-855 to 33-872 of the Connecticut General Statutes.

         Under Sections 33-855 through 33-872, dissenters' rights may be asserted either by a beneficial stockholder or a stockholder of record. A beneficial stockholder may assert dissenters' rights as to shares held on his behalf only if he submits the stockholder of record's written consent before or at the time he asserts dissenters' rights and he does so for all shares that he beneficially owns or over which he has the power to direct the vote. A stockholder of record may assert dissenters' rights as to fewer than every share registered in his name only if he dissents for all shares beneficially owned by any one person.

         After the merger takes place, or upon receipt of a payment demand, American Financial will pay each dissenting stockholder who complied with the terms of the dissenters' notice the amount American Financial estimates to be the fair value of the shares, plus accrued interest. Within thirty days of payment, if a dissenting stockholder believes that the amount paid is less than the fair value of the shares or that the interest due is incorrectly calculated, the stockholder may notify American Financial in writing of his or her own estimate of the fair value of the shares and interest due. If this kind of claim is made by a dissenting stockholder, and it cannot be settled, American Financial will petition the court to determine the fair value of the shares and accrued interest within sixty days after receiving the payment demand.

         The costs and expenses of a court proceeding will be determined by the court and generally will be assessed against American Financial, but these costs and expenses may be assessed as the court deems equitable against any or all dissenting stockholders who are parties to the proceeding if the court finds the action of the dissenting stockholders in failing to accept American Financial's offer was arbitrary, vexatious or not in good faith. These expenses may include the fees and expenses of counsel and experts employed by the parties.

         All written notices of intent to demand payment of fair value should be sent or delivered to the Corporate Secretary at American Bank, Two West Main Street, Waterbury, Connecticut 06702. American Financial suggests that stockholders use registered or certified mail, return receipt requested, for this purpose.

         Stockholders considering demanding the purchase of their shares at fair value should keep in mind that the fair value of their shares determined under Sections 33-855 to 33-872 could be more, the same, or less than the merger consideration they are entitled to receive under the merger agreement. Also, stockholders should consider the federal income tax consequences of exercising dissenters' rights.


         This summary is not a complete statement of the provisions of the Connecticut General Statutes relating to the rights of dissenting stockholders and is qualified in its entirety by reference to Sections 33-855 through 33-872 of the Connecticut General Statutes, which are attached as Appendix D to this proxy statement-prospectus. Stockholders intending to demand the purchase of their shares at fair value are urged to review Appendix D carefully and to consult with legal counsel so as to be in strict compliance with the requirements for exercising dissenters' rights.


Interests of the Directors and Officers of American Bank in the Merger that Are Different from Your Interests

         Some members of American Bank's management and Board of Directors may have interests in the merger that are in addition to or different from the interests of American Bank stockholders. American Bank's Board was aware of these interests and considered them in approving the merger agreement.

         Stock Options. As of October 26, 2001, American Bank directors and executive officers held options to purchase in the aggregate 539,100 shares of American Bank common stock. Each stock option to purchase shares of American Bank common stock that is outstanding and unexercised immediately prior to the completion of the merger will automatically be converted into a stock option to purchase shares of American Financial common stock. See "The Merger --Treatment of American Bank Stock Options."

         Employment Agreements. American Bank has entered into employment agreements with the following executive officers:

         Name                      Title
         ----                      -----

         William E. Solberg        President and Chief Executive Officer
         Floyd G. Champagne        Executive Vice President, Treasurer and Chief
                                   Financial Officer
         Earl T. Young             Executive Vice President
         Scott D. Brabant          Executive Vice President
         John M. Chattleton        Executive Vice President

         Under the terms of the employment agreements, consummation of the merger would be considered a "change of control."

         Under his Amended and Restated Employment Agreement, dated June 27, 2001, upon termination of his employment following any "change of control" of American Bank within three years of the change of control, Mr. Solberg is entitled to receive a severance payment equal to the greater of (1) an amount equal to three times his compensation for the current fiscal year, including the maximum target bonus possible for the current year or, if no formal bonus program exists, the greatest bonus paid during any one of the three preceding fiscal years; (2) an amount equal to three times his compensation for the last full fiscal year preceding the change in control; or (3) an amount equal to three times the average of his compensation for American Bank's last three full fiscal years before the change of control. In addition, Mr. Solberg is entitled to continued medical and dental insurance benefits and paid perquisites such as club memberships and a car for a period of thirty-six months.

         In connection with the merger, Mr. Solberg entered into a letter agreement, dated July 18, 2001 with American Financial whereby the parties agreed to enter into negotiations on the terms of a definitive employment agreement between Mr. Solberg and American Financial. It is anticipated that Mr. Solberg will serve as Senior Executive Vice President of American Financial and American Savings effective upon the completion of the merger, and at the time of printing this proxy statement, the parties are negotiating the terms of Mr. Solberg's employment agreement.

         Under his Amended and Restated Employment Agreement, dated June 27, 2001, Mr. Champagne is entitled to a severance payment upon termination of this employment within three years of a change of control equal to the greater of:
(1) an amount equal to two times his compensation for the current fiscal year, including the maximum target bonus possible for the current year or, if no formal bonus program exists, the greatest bonus paid during any one of the three preceding fiscal years; (2) an amount equal to two times his compensation for the last full fiscal year preceding the change in control; or (3) an amount equal to two times the average of his compensation for American Bank's last three full fiscal years before the change of control. In addition, Mr. Champagne is entitled to continued medical and dental insurance benefits for a period of twenty-four months.

         American Bank entered into an Amended and Restated Employment Agreement with Mr. Young on April 26, 2001 and an Employment Agreement with Mr. Brabant on April 25, 2001. Under these agreements, Messrs. Brabant and Young are entitled to an amount equal to two years of their then base salary and continued medical and dental insurance coverage for a period of three months, if within three years of a change of control their employment is terminated without cause. It is anticipated that Mr. Young will serve as Executive Vice President of American Financial and American Savings and Mr. Brabant will serve as Senior Vice President of American Savings effective upon completion of the merger.

         Under Mr. Chattleton's Employment Agreement, dated March 12, 2001, if within one year of a change of control his employment is terminated he is entitled to a severance payment equal to the greater of (1) two times his compensation for the last full fiscal year preceding a change of control, or, if applicable, (2) an amount equal to two times the average of Mr. Chattleton's compensation for American Bank's last three full fiscal years preceding a change of control and continued medical and dental insurance benefits for a period of three months.

         Change of Control Benefit. American Bank maintains an Employee Change in Control Benefit which provides for a payment to any qualified long-term employee who is not retained in a comparable position by American Financial, or who is terminated without cause within one year of a change of control. The payments will be made within sixty days after termination of the employee and will be equal to a certain percentage of a qualifying employee's base salary as set forth in the following table:

                                                                                                      Percent of
Rank and Tenure                                                                                       Base Salary
---------------                                                                                       -----------
Senior Vice President with 10 or more years of service..............................................     150%
Senior Vice President with less than 10 years of service............................................     100%
Other Officers and Non-Officer Staff with 10 or more years of service...............................     100%
Other Officers with less than 10 years of service...................................................      50%
Non-Officer Staff with 5 years but less than 10 years of service....................................      50%

         For purposes of the change of control benefit, the merger will constitute a change of control.

         Protection of Directors, Officers and Employees Against Claims. In the merger agreement, American Financial has agreed to indemnify American Bank's directors and officers after the completion of the merger to the fullest extent permitted under law and its certificate of incorporation and bylaws. American Financial also has agreed to maintain, for a period of three years after the merger effective date, American Bank's current directors' and officers' liability insurance policy, provided that American Financial may substitute insurance policies of at least the same coverage containing terms which are not materially less favorable than the current policy.

Regulatory Approvals Needed to Complete the Merger


         Completion of the merger and the bank merger are subject to a number of regulatory approvals and consents. The merger of American Bank with and into American Savings is subject to approval by the Federal Deposit Insurance Corporation, which was received on October 26, 2001. The approval by the Federal Deposit Insurance Corporation is subject to the conditions that the merger not be consummated before the fifteenth calendar day after the date of approval or later than six months after the date of approval and that the Federal Deposit Insurance Corporation has the right to alter, suspend or withdraw its approval should any interim development be deemed to warrant such action.

         Further, under Connecticut law, the acquisition of American Bank by American Financial and the bank merger are subject to the prior approval of the Connecticut Department of Banking. American Financial and American Savings filed applications with the Connecticut Department of Banking on September 14, 2001. Among other factors, the Connecticut Department of Banking considers the terms of the merger, the financial condition of the parties, and the Community Reinvestment Plan for the resulting institution. American Savings also is required to obtain the approval of the Connecticut Department of Banking to pay a dividend to American Financial to help fund the repurchase of shares of its common stock to be issued in the merger.

         The merger and the bank merger cannot proceed in the absence of all of the requisite regulatory approvals. See "The Merger Agreement--Conditions to the Merger" and "--Terminating the Merger Agreement." There can be no assurance that all of the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any such approval. There can also be no assurance that any such approvals will not contain a condition or requirement that causes such approvals to fail to satisfy any of the conditions set forth in the merger agreement and described under "The Merger Agreement--Conditions to the Merger."

         American Financial is not aware of any other regulatory approvals that would be required for completion of the merger, except as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance that any other approvals, if required, will be obtained.

         The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include a review of the merger from the standpoint of the adequacy of the consideration to be received by American Bank stockholders. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Accounting Treatment of the Merger

         In accordance with recently issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," American Financial will use the purchase method of accounting to account for the merger and will follow the new accounting and reporting standards for goodwill and other intangibles. As a result, American Bank's assets and liabilities, including all identifiable intangible assets, will be recorded at their respective fair values. Intangible assets other than goodwill and any identifiable intangibles with indefinite lives, will be amortized over their estimated useful lives. Under the new accounting standards, beginning on January 1, 2002, goodwill will not be amortized, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. American Bank's financial position, results of operations and cash flows will be included in American Financial's financial statements prospectively as of the effective date of the merger.

Resale of American Financial Common Stock

         The shares of American Financial common stock to be issued to American Bank stockholders in the merger have been registered under the Securities Act of 1933. Shares of American Financial common stock issued in the merger may be traded freely and without restriction by those stockholders not deemed to be "affiliates," as that term is defined in the rules under the Securities Act. American Financial common stock received by American Bank's "affiliates" at the time the merger is submitted for vote of American Bank stockholders may be resold without registration under the Securities Act only to the extent provided for by Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or pursuant to another exemption from registration. An affiliate of American Bank is an individual or entity that controls, is controlled by or is under common control with, American Bank, and may include American Bank's executive officers and directors, as well as certain American Bank principal stockholders. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial interest.

         American Bank agreed to use its best efforts to cause each person who is an affiliate of American Bank for purposes of Rule 145 under the Securities Act to deliver to American Financial a written agreement intended to ensure compliance with the Securities Act.

                             The Merger Agreement

         The following describes material provisions of the merger agreement. This description does not purport to be complete and is qualified by reference to the merger agreement, which is attached as Appendix A and is incorporated by reference into this proxy statement-prospectus.

Terms of the Merger

         The merger agreement provides for the acquisition of American Bank by American Financial through the merger of American Bank with and into American Savings, a wholly-owned subsidiary of American Financial. As a result of the merger, except as noted below, each of our outstanding shares of American Bank common stock will be converted into the right to receive at the election of the holder (i) $30.00 in cash without interest, (ii) 1.304 shares of American Financial common stock, or (iii) a combination of cash and stock. The elections of the stockholders are subject to allocation and proration procedures to ensure that 50% of the American Bank common stock will be converted into American Financial common stock and 50% of American Bank common stock will be converted into cash. Shares of American Bank common stock held directly or indirectly by American Financial (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) will be canceled and retired upon completion of the merger, and no payment will be made for them. In accordance with Connecticut law, stockholders who have not voted in favor of the merger or consented thereto in writing and have complied with all of the requirements under Sections 33-855 to 33-872 of the Connecticut General Statutes, may demand appraisal for their shares.

         If there is a change in the number or classification of American Bank shares or American Financial's outstanding shares as a result of a stock split, stock dividend, reclassification, recapitalization, or other similar transaction where the record date for such change is after the effective date of the merger, the merger consideration will be adjusted to provide stockholders the same economic benefit as they would have received before the transaction occurred.

         In connection with the merger, American Bank and American Savings have entered into a plan of bank merger under which American Savings and American Bank will merge, with American Savings being the surviving bank. The bank merger agreement may be amended by mutual consent of the parties at any time and will be terminated automatically if the merger agreement is terminated.

         American Bank expects to complete the merger in the first quarter of 2002. However, American Bank cannot guarantee when or if the required regulatory approvals will be obtained. See " The Merger--Regulatory Approvals Needed to Complete the Merger."

Conditions to the Merger

         The obligations of both parties to consummate the merger are conditioned on the following:

         .  approval of the merger agreement by American Bank stockholders;

         . receipt of all required regulatory approvals without any materially adverse conditions and the expiration of all statutory waiting periods;

         . no party to the merger being subject to any legal order that prohibits consummating the transaction, no governmental entity having instituted any proceeding the purpose of enjoining the transaction, and the absence of any statute, rule or regulation that prohibits completion of the transaction;

         . the registration statement, of which this proxy statement-prospectus is a part, being declared effective by the Securities and Exchange Commission, the absence of any pending or threatened proceeding by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the receipt of all required state securities or "blue sky" approvals;

         . receipt of all consents and approvals from third parties required to complete the merger, unless failure to obtain those consents or approvals would not have a material adverse effect on American Financial after completion of the merger;

         . receipt of opinions from our respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

         . the other party having performed in all material respects its obligations under the merger agreement, the other party's representations and warranties being true and correct as of the date of the merger agreement and as of the closing date unless the failure of the representations and warranties to be true and correct would not have a material adverse effect on the other party, and receipt of a certificate signed by the other party's chief executive officer and chief financial officer to that effect; and

         . receipt of certificates from appropriate authorities as to the corporate existence of the other party and delivery of other documents and certificates to evidence corporate authority to complete the transaction and fulfillment of the conditions to the merger as each party may reasonably require.

         American Bank's obligation to complete the merger is also conditioned on receipt of a certificate from American Financial's exchange agent that American Financial has deposited with the exchange agent sufficient cash to pay the cash portion of the merger consideration.

         American Bank cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

         American Bank has agreed that, until the completion of the merger, American Bank and its subsidiaries will:

         . conduct business in the regular, ordinary and usual course consistent with past practice;

         . maintain and preserve intact the business organization, properties, leases, employees and advantageous business relationships and retain the services of American Bank's officers and key employees;

         . take no action that would adversely affect or delay American Bank's or American Financial's ability to perform their respective covenants and agreements on a timely basis under the merger agreement; and

         . take no action that would adversely affect or delay American Bank's or American Financial's ability to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the merger agreement or that would reasonably be expected to result in any approvals, consents or waivers containing any material condition or restriction.

         Further, except as otherwise provided in the merger agreement, until the completion of the merger, American Bank will not, without the prior written consent of American Financial:

         Indebtedness

         . incur any new borrowings or refinance existing borrowings, other than from borrowings from the Federal Home Loan Bank of Boston consistent with past practice, or pledge any assets to secure any borrowings other than as required by terms of already existing borrowings;

         . other than in the ordinary course of business, assume, guarantee, endorse or otherwise as an accommodation become responsible for those obligations of any other individual, corporation or other entity;

         Capital stock

         .        change its capitalization;

         . pay any dividends or make any distributions on its capital stock, other than regular quarterly cash dividends on its common stock of not more than $0.26 per share;

         . purchase or acquire any shares of its capital stock or any securities or obligations convertible into any shares of its capital stock;

         . grant any stock options or stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

         . issue any shares of its capital stock or any securities convertible or exercisable for any shares of its capital stock other than shares issued upon the exercise of outstanding stock options or the stock option agreement;

         Dispositions

         . dispose of any of its material assets or cancel or release any indebtedness, other than in the ordinary course of business or pursuant to agreements in force at the date of the merger agreement;

         Investments

         . make any equity investment, except pursuant to agreements in force at the date of the merger agreement and other than in accordance with past practices and pursuant to written policies and procedures;

         . restructure or materially change its investment portfolio or gap position;

         Contracts

         . enter into, renew, amend or terminate any contract or agreement, or make any change in any leases or contracts, other than with respect to those involving the payment of less than $100,000 per year;

         Loans

         . make, renew, increase, extend or purchase any loans, leases, advances or other extensions of credit other than in conformity with existing lending practices;

         . make or increase any loan or extension of credit to any of its officers or directors or any entity controlled by these persons that is not on terms generally available to the public;

         Employees

         . increase the compensation or fringe benefits of any employees or directors, except in the ordinary course of business consistent with past practice and policies currently in effect;

         . pay any pension or retirement allowance not required by any existing plan or agreement to any employees;

         . become a party to, amend or commit to any benefit plan or employment agreement;

         . voluntarily accelerate the vesting of, or the lapsing of any restrictions on, any stock options or other stock-based compensation;

         .        elect any new senior executive officer or director;

         . hire any employee with an annual compensation payment in excess of $100,000;

         Settling claims

         . settle any claim for more than $50,000 or agree to any material restrictions on its operations;

         Governing documents

         .        amend the charter or bylaws;

         Capital expenditures

         . make any capital expenditures in excess of $25,000 other than pursuant to binding commitments existing at the date of the merger agreement and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

         Branches

         . establish or commit to establish any new branch or other office or file any application to relocate or close any branch;

         Accounting

         . change the method of accounting, except as required by changes in generally accepted accounting principles or regulatory guidelines;

         Adverse actions

         . take any action that is intended or expected to result in any of its representations and warranties contained in the merger agreement being or becoming untrue, or in any of the conditions to the merger not being satisfied, or in a violation of any provision of the merger agreement;

         . engage in any transaction that is not in the usual and ordinary course of business and consistent with past practices; or

         Other agreements

         . agree to take or make any commitment to take any of the actions listed above.

         American Financial has agreed, that until the completion of the merger, neither it nor any of its subsidiaries will:

         . take any action that would materially adversely affect or delay either parties' ability to perform their respective covenants and agreements on a timely basis under the merger agreement;

         . take any action that would adversely affect or delay either parties' ability to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the merger agreement or that would reasonably be expected to result in those approvals, consents or waivers containing any material condition or restriction;

         .        purchase any American Bank common stock; and

         . take any action that would result in any of its representations and warranties in the merger agreement being untrue or becoming untrue in any material respect, except as may be required by applicable law.

Covenants of American Bank and American Financial in the Merger Agreement

         Third Party Proposals. American Bank has agreed not to initiate, solicit, knowingly encourage or facilitate, enter into, maintain or continue discussions about, negotiate with any person or entity about, obtain or endorse any acquisition proposal with a third party. An acquisition proposal means any proposal or offer with respect to the following:

         . any merger, consolidation, share exchange, business combination, or other similar transaction;

         . any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of American Bank's assets;

         . any tender offer or exchange offer for 25% or more of American Bank's outstanding shares of capital stock or the filing of a registration statement in connection with such transaction; or

         . any public announcement of a proposal, plan or intention to do any of these things or any agreement to engage in any of these things.

         Despite American Bank's agreement not to solicit other acquisition proposals, it may generally furnish information or enter into discussions or negotiations with anyone who makes an unsolicited, written, bona fide acquisition proposal that is a superior proposal to the merger. A superior proposal is one that American Bank's Board of Directors determines based upon, among other things, the written advice of Sandler O'Neill, is superior to this merger from a financial point of view and the financing for such proposal is committed or capable of being obtained. For American Bank to enter into negotiations on a superior proposal, American Bank's Board of Directors would also have to determine, based upon the written advice of its legal counsel, that its fiduciary duties obligate it to do so. If American Bank enters into negotiations with a third party regarding a superior proposal, it has to notify promptly American Financial.

         Employee Matters. Each person who is an employee of American Bank as of the closing of the merger and whose employment is not specifically terminated at or before that time will become an employee of American Savings following the merger. All of American Bank's employees who continue as employees of American Savings after the merger will be eligible to participate in American Savings' 401(k) plan and pension plan with full credit for prior service with American Bank for purposes of eligibility and vesting, but not for purposes of benefit accruals. Each continuing employee will be treated as a new employee for purposes of the American Savings Bank Employee Stock Ownership Plan and will be eligible for health and other employee welfare benefit plans on the same basis as American Savings employees. Any pre-existing condition, eligibility waiting period or other limitations usually applicable to new employees will not apply to employees who are covered by a similar American Bank plan at the time of the merger.

         American Bank will terminate its employee stock ownership plan at the time of the merger or prior thereto. The Plan trustee will use the consideration it receives from exchange of the American Bank stock to repay its existing loan from American Bank and will allocate any remaining plan assets to the accounts of the plan participants in proportion to their account balances, to the extent allowed under applicable law and the governing documents of the plan.

         Before consummation of the merger, American Bank will terminate its 401(k) plan. Additionally, American Bank will take such actions as may be necessary to freeze benefit accruals under the American Bank Retirement Income Plan and the American Bank Supplemental Executive Retirement Plan prior to the consummation of the merger. After the merger, American Financial will either merge the American Bank Retirement Income Plan into the American Savings Pension Plan or maintain it as a separate plan.

     Indemnification of American Bank's Officers and Directors. American Financial has agreed to indemnify and hold harmless each of American Bank's present and former directors, officers and employees for a period of six years from costs and expenses arising out of matters existing or occurring at or before the consummation of the merger to the fullest extent such party would have been indemnified as a director, officer or employee of American Bank as then allowed under applicable law as in effect at the time of closing. American Financial has also agreed that it will maintain American Bank's existing directors' and officers' liability insurance policy, or provide a policy providing comparable coverage, for the benefit of American Bank's directors and officers who are currently covered by such insurance, for three years following consummation of the merger, subject to a limit on the cost to maintain such coverage.

     Other Covenants. Under the merger agreement the parties have also agreed to:

     . give the other party reasonable access during normal business hours to the property, books, records and personnel and furnish all information the other party may reasonably request;

     . cooperate with each other to file all necessary applications, notices, and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions;

     . cooperate with each other to take any necessary action to exempt each other and this transaction from any antitakeover provisions contained in each of their certificates of incorporation or bylaws or federal or state law;

     . use all reasonable efforts to take all actions necessary to expeditiously consummate the merger;

     . consult with each other regarding any press releases or public statements about the merger and any filings with any governmental entity or with any national securities exchange or market;

     . take all actions necessary to convene a meeting of American Bank stockholders to vote on the merger agreement;

     . take any action required to be taken under any applicable state securities laws in connection with the registration of American Financial common stock;

     . use American Bank's best efforts to cause each person who is an affiliate of American Bank under Rule 145 of the Securities Act to deliver to American Financial a letter to the effect that such person will comply with Rule 145;

     . notify the other of any contract defaults and any events that would reasonably be likely to result in a material adverse effect on either party. American Bank and American Financial also will notify each other of any communication from a third party regarding the need to obtain that party's consent to the merger;

     . coordinate American Bank's dividend payments so that American Bank stockholders do not miss a dividend payment or get two dividend payments in one quarter; and

     . adopt appropriate board resolutions so that American Bank's officers and directors will not incur any liability under Section 16 of the Securities and Exchange Act for short swing trading as a result of the merger.

Representations and Warranties

     American Bank and American Financial have made certain representations and warranties to each other in the merger agreement relating to their businesses. For information on these representations and warranties, please refer to the merger agreement attached as Appendix A. The representations and warranties must be true in all material respects through the completion of the merger unless the change does not have a material adverse effect on each of their business, financial condition or results of operations. See "The Merger Agreement-- Conditions to the Merger."

Terminating the Merger Agreement

     The merger agreement may be terminated at any time prior to the completion of the merger, either before or after approval of the merger agreement by American Bank stockholders, as follows:

     .    with the mutual consent of the parties;

     . by either party, if American Bank stockholders fail to approve the merger agreement;

     . by either party, if a required regulatory approval is denied or any governmental entity prohibits the merger;

     . by either party, if the merger is not consummated by March 31, 2002, unless the failure to complete the merger by that time is due to a misrepresentation, breach of a warranty or failure to fulfill a covenant by the party seeking to terminate the agreement;

     . by either party, if the other party makes a misrepresentation, breaches a warranty or fails to fulfill a covenant that is not cured within a specified time and that would have a material adverse effect on the party seeking to terminate;

     . by American Financial, if American Bank's Board of Directors withdraws or revises its recommendation that stockholders approve the merger; or

     . by American Bank, if it approves a superior proposal, which is defined on page 51 of this document, that American Bank's Board of Directors determines in good faith, based on the written advice from Sandler O'Neill, to be superior to this merger, and the financing of which is committed or, in the good faith reasonable judgment of American Bank's Board of Directors, based on the written advice of Sandler O'Neill, is capable of being obtained by the party making the proposal .

Expenses and Termination Fees

         Each party to the merger will pay their own costs and expenses incurred in connection with the merger. It is estimated that approximately $6.5 million of merger-related expenses are expected to be recorded upon completion of the merger. Additionally, approximately $1.5 million of merger-related expenses are expected to be recorded in 2002 after the completion of the merger.

         American Bank has agreed to pay American Financial a termination fee of $6.1 million, plus American Financial's documented, reasonable out-of-pocket expenses if:

         (A)   (1)  American Bank or American Financial terminates the merger agreement because American Bank stockholders fail to approve the merger at the stockholder meeting or if the merger is not consummated by March 31, 2002, other than by reason of any breach of American Financial or American Savings or due to the failure of the registration statement to be declared effective or the proxy statement-prospectus to be approved, unless due to American Bank's breach; and

               (2) At any time after the date of the merger agreement an acquisition proposal with respect to American Bank is publicly announced or otherwise communicated to American Bank's senior management, Board of Directors or stockholders; and

               (3) Within 12 months of the termination, American Bank enters into any definitive agreement with respect to, or consummates, any acquisition or merger; or

         (B) American Financial terminates the merger agreement if American Bank withdraws, qualifies or revises its recommendation that its stockholders approve the merger in any respect materially adverse to American Financial; and

               (1) At any time after the date of the merger agreement another acquisition proposal with respect to American Bank is publicly announced or otherwise communicated to American Bank's senior management, Board of Directors or stockholders; and

               (2) Within 12 months of the termination, American Bank enters into any definitive agreement with respect to, or consummate, any acquisition or merger; or

         (C) American Bank approves a superior proposal and terminates the merger agreement.

Changing the Terms of the Merger Agreement

         Before the completion of the merger, either party may agree to waive, amend or modify any provision of the merger agreement. However, after the stockholders vote, there can be no amendment or modification that would reduce the amount or alter the kind of consideration to be received by American Bank stockholders under the terms of the merger or that would violate any applicable laws, rules or regulations.

                          The Stock Option Agreement

         General. As a condition to entering into the merger agreement, American Financial and American Bank entered into a stock option agreement; under which American Bank granted American Financial an option to purchase up to 477,090 shares of American Bank common stock at a price of $24.30 per share. The option agreement serves to discourage other companies from trying or proposing to combine with American Bank before completion of the merger.

         The following is a brief summary of certain provisions of the stock option agreement, which is attached hereto as Appendix B. The summary is not intended to be complete and is qualified by reference to the complete text of the agreement.

         Terms of the Stock Option Agreement. If American Financial is not in material breach of the agreements and covenants contained in the stock option agreement or the merger agreement and if no injunction or other court order against delivery of the shares covered by the option is in effect, American Financial may exercise the option, in whole or in part, at any time and from time to time, upon the occurrence of a "purchase event." A "purchase event" means any of the following events:

         . without American Financial's prior written consent, American Bank authorizes, recommends, publicly proposes, or enters into an agreement with any third party to effect: (1) a merger, consolidation or similar transaction involving American Bank or any of American Bank's significant subsidiaries; (2) the disposition, by sale, lease, exchange or otherwise, of American Bank's assets or deposits or any of American Bank's significant subsidiaries representing in either case 25% or more of American Bank's consolidated assets or deposits, other than in the ordinary course of business; or (3) the issuance, sale or other disposition by American Bank of (including through merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of American Bank's voting power or any of its significant subsidiaries; or

         . any third party acquires or obtains the right to acquire 25% or more of American Bank's voting power or any of American Bank's significant subsidiaries.

         The option will terminate upon the earliest to occur of:

         .     the completion of the merger;

         . termination of the merger agreement in accordance with its terms prior to the occurrence of a purchase event or a "preliminary purchase event" (as defined below) other than a termination by American Financial as a result of a material breach of the merger agreement by American Bank;

         . six months after a termination by American Financial as a result of a material breach of the merger agreement by American Bank; or

         . 12 months after termination of the merger agreement (other than a termination by American Financial as a result of a material breach of the merger agreement by American Bank) following the occurrence of a purchase event or a preliminary purchase event.

         The term "preliminary purchase event" means any of the following events:

         . commencement by any third party of, or filing a registration statement with respect to, a tender offer or exchange offer to purchase 25% or more of American Bank's then outstanding shares of common stock;

         . failure of American Bank stockholders to approve the merger agreement, American Bank's failure to hold the special meeting, or withdrawal or modification by American Bank's Board of Directors of its recommendation that American Bank stockholders approve the merger agreement in a manner adverse to American Financial, in each case after public announcement that a third party (1) made or proposed to engage in an acquisition transaction with American Bank, (2) commenced a tender offer or filed a registration statement under the Securities Act of 1933 with respect to an exchange offer or (3) filed an application with any financial institution regulatory authority to engage in an acquisition transaction; or

         . after a proposal is made by a third party to American Bank or American Bank stockholders to engage in an acquisition transaction, American Bank breach any representation, warranty, covenant or agreement in the merger agreement and such breach would entitle American Financial to terminate the merger agreement.

         If American Bank enters into an agreement:

         (1) to consolidate with or merge into any entity, other than American Financial or one of its subsidiaries, and American Bank will not be the continuing or surviving corporation of such consolidation or merger;

         (2) to permit any entity, other than American Financial or one of its subsidiaries, to merge into American Bank and American Bank will be the continuing or surviving corporation, but, in connection with such merger, American Bank's then outstanding shares of common stock will be changed into or exchanged for stock or other securities of American Bank's or any other person or cash or any other property, or American Bank's outstanding shares of common stock immediately prior to such merger will, after such merger, represent less than 50% of the outstanding shares and share equivalents of the merged company; or

         (3) to sell or otherwise transfer all or substantially all of American Bank's assets or deposits to any entity, other than American Financial or one of its subsidiaries,

then, and in each such case, the agreement governing such transaction must provide that the option will, upon the completion of any such transaction, be converted into or exchanged for a substitute option, at the election of American Financial, to purchase shares of either (a) the corporation acquiring American Bank, (b) any entity that controls the corporation acquiring American Bank, or
(c) in the case of a merger described in clause (2), American Bank.

         Repurchase of the Option. The stock option agreement permits American Financial to require that American Bank repurchase the option (or the substitute option) and any shares issued under the option, for an aggregate price computed in accordance with a formula set forth in the stock option agreement, if:

         (1) any person or group acquires beneficial ownership of more than 50% of American Bank's then outstanding shares of common stock;

         (2) American Bank enters into an agreement to merge, consolidate or any similar transaction or any sale of substantially all of its assets; or

         (3) any third party acquires beneficial ownership of 50% or more of American Bank's outstanding common stock.

         Profit Limitation. The stock option agreement contains a provision that limits the realizable profit on the option and shares purchased under the option to American Financial to $6.1 million, plus American Financial's reasonable out-of-pocket expenses incurred in connection with the merger, reduced by the amount of any termination fee American Bank pays to American Financial.

         Adjustment. The stock option agreement provides for adjustment to the number of shares and the exercise price of the option upon the occurrence of certain changes to American Bank's capital structure or certain other events or transactions.

         Regulatory Matters. Some rights and obligations of American Bank and American Financial under the stock option agreement are subject to receipt of required regulatory approvals.

                             The Voting Agreements

         As a condition to entering into the merger agreement, the members of American Bank's Board of Directors have agreed not to sell or otherwise dispose of their shares of American Bank's common stock and to vote all their shares in favor of the merger agreement and the transactions contemplated therein.

         The following individuals have executed voting agreements: Richard H. Caulfield, Norman S. Drubner, Gene C. Guilbert, Charles T. Kellogg, Gregory S. Oneglia, Paul A. Sirop, Ann Y. Smith, William E. Solberg and Robert W. Wesson. The number of shares beneficially owned by each of American Bank's foregoing directors is in the table on page 14 of this proxy statement-prospectus.

                Description of American Financial Common Stock

General

         American Financial is authorized to issue 120,000,000 shares of common stock having a par value of $.01 per share and 10,000,000 shares of preferred stock having a par value of $.01 per share. Each share of American Financial's common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.

Common Stock

         Dividends. American Financial can pay dividends out of statutory surplus or from certain net profits if, as, and when declared by its Board of Directors. The payment of dividends by American Financial is subject to limitations which are imposed by law and applicable regulation. The holders of common stock of American Financial are entitled to receive and share equally in any dividends as may be declared by the Board of Directors of American Financial out of funds legally available for the payment of dividends. If American Financial issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

         Voting Rights. The holders of common stock of American Financial possess exclusive voting rights in American Financial. They elect American Financial's Board of Directors and act on any other matters as are required to be presented to them under applicable law or as are otherwise presented to them by the Board of Directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. American Financial's certificate of incorporation, however, provides that a holder of American Financial common stock who owns in excess of 10% of the then outstanding shares of common stock cannot vote any shares in excess of the 10% limit. Additionally, American Financial's certificate of incorporation provides that a holder of American Financial common stock who owns in excess of 5% of the then outstanding shares of common stock cannot vote any shares in excess of such limit unless such holder owns, controls or holds such shares of common stock in the ordinary course of business and not with the purpose or with the effect of changing or influencing control of American Financial. American Financial's certificate of incorporation further provides that the provisions limiting voting rights may only be amended upon the vote of the holders of at least 80% of the voting power of all of the then outstanding shares of capital stock entitled to vote (after giving effect to the provisions limiting voting rights). Certain other matters also require a vote of 80% of the outstanding shares entitled to vote.

         If American Financial issues preferred stock, holders of preferred stock may also possess voting rights.

         Liquidation. In the event of the liquidation, dissolution or winding up of American Financial, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of American Financial available for distribution. If American Financial issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock in the event of liquidation or dissolution.

         Indemnification and Limit on Liability. American Financial's certificate of incorporation contains provisions which limit the liability of and indemnify its directors, officers and employees. Such provisions provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of American Financial will be indemnified and held harmless by American Financial to the fullest extent authorized by the

Delaware General Corporation Law against all expense, liability and loss reasonably incurred. Under certain circumstances, the right to indemnification shall include the right to be paid by American Financial the expenses incurred in defending any such proceeding in advance of its final disposition. In addition, a director of American Financial shall not be personally liable to American Financial or its stockholders for monetary damages except for liability for any breach of the duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, for acts under Section 174 of the Delaware General Corporation Law, or for any transaction from which the director derived an improper personal benefit.

         Preemptive Rights. Holders of the common stock of American Financial are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

         American Financial may issue preferred stock with such designations, powers, preferences and rights as American Financial's Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. No shares of authorized preferred stock will be issued in connection with the merger and there are no plans to issue preferred stock.

                     Comparison of Rights of Stockholders

         When the merger becomes effective, you may become a stockholder of American Financial if you elect to receive stock in the merger. The following is a summary of the material differences between the rights of stockholders of American Financial and American Bank.

         The rights of stockholders of American Financial are governed by American Financial's certificate of incorporation, bylaws and applicable provisions of the Delaware General Corporation Law. The rights of American Bank stockholders are governed by American Bank's certificate of incorporation, bylaws and applicable provisions of the Connecticut General Statutes. As such, there are certain differences in the respective rights of the stockholders under the laws of the respective states and under the respective certificates of incorporation and bylaws.

         This summary is not a complete discussion of the provisions affecting, and differences between, the rights of stockholders of American Financial and American Bank, and it is qualified in its entirety by reference to those documents. Copies of the respective certificates of incorporation and bylaws are on file with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation, respectively.


                                          Authorized Stock
----------------------------------------------------------------------------------------------------
            American Financial                                        American Bank
---------------------------------------------          ---------------------------------------------
 .    The American Financial certificate of             .    The American Bank certificate of
     incorporation authorizes 130,000,000                   incorporation authorizes 12,000,000
     shares of capital stock, consisting of                 shares of common stock, $1.00 par value.
     120,000,000 shares of common stock, $.01
     par value, and 10,000,000 shares of
     preferred stock, $.01 par value.

 .    As of October 26, 2001, there were                .    As of October 26, 2001, there were
     20,851,171 shares of American                          4,909,394 shares of American Bank
     Financial common stock issued and                      common stock issued and outstanding.
     outstanding.

 .    American Financial has no shares of               .    American Bank has no authorized shares of
     preferred stock issued or outstanding.                 preferred stock.


                                           Voting Rights
----------------------------------------------------------------------------------------------------
            American Financial                                        American Bank
---------------------------------------------          ---------------------------------------------

 .    The holders of the common stock                   .    The holders of the common stock
     exclusively possess all voting power,                  exclusively possess all voting power.
     subject to the authority of the Board of
     Directors to offer voting rights to the
     holders of preferred stock.

 .    Each share of common stock is entitled to         .    Each share of common stock is entitled
     one vote.  However, beneficial owners of               to one vote.
     10% or more are not entitled to vote any
     shares held in excess of such 10% limit.
     Additionally, beneficial owners of 5% or
     more are not entitled to vote any shares
     held in excess of such 5% limit unless
     such shares are held in the ordinary course
     of business and not with the purpose of
     influencing control.

 .    Holders of common stock may not cumulate          .    Same.
     their votes for the election of directors.


                   Required Vote for Authorization of Certain Business Combinations
--------------------------------------------------------------------------------------------------------
              American Financial                                        American Bank
-----------------------------------------------        -------------------------------------------------
 .    Under Delaware law, a business                    .    Under Connecticut banking law, a
     combination requires the approval of a                 business combination requires the
     majority of the outstanding stock entitled             approval of at least two-thirds of the
     to vote, unless otherwise provided by the              issued and outstanding shares of capital
     certificate of incorporation.                          stock.

 .    Additionally, at least 80% of the                 .    Additionally, under Connecticut corporate
     outstanding shares of voting stock must                law, at least 80% of the outstanding shares
     approve certain "business combinations"                of voting stock and two-thirds of the
     involving an "interested stockholder."                 outstanding shares of voting stock
     See "Selected Provisions In The                        excluding shares held by an "interested
     Certificate of Incorporation And Bylaws                stockholder," must approve certain
     Of American Financial--Business                        "business combinations" involving an
     Combinations with Interested                           "interested stockholder."  However, if the
     Stockholders."  However, if a majority of              proposed business combination meets
     directors not affiliated with the related              certain conditions which are designed to
     person approves the business combination               afford stockholders a fair price in
     or if the proposed business combination                consideration for their shares, a two-thirds
     meets certain conditions which are                     vote of the outstanding shares is sufficient
     designed to afford stockholders a fair                 to approve a business combination with an
     price in consideration for their shares, a             interested stockholder.
     majority vote of the outstanding shares is
     sufficient to approve a business
     combination with an interested
     stockholder.

                                               Dividends
--------------------------------------------------------------------------------------------------------
              American Financial                                        American Bank
-----------------------------------------------        -------------------------------------------------

 .    Holders of common stock are entitled to           .    Holders of common stock are entitled to
     receive dividends when declared by the                 receive dividends when declared by the Board.
     American Financial Board, subject to the
     rights of holders of preferred stock.

                                         Stockholders' Meetings
--------------------------------------------------------------------------------------------------------
              American Financial                                        American Bank
-----------------------------------------------        -------------------------------------------------

 .    American Financial must deliver notice of         .    Notice of ameeting and description of its
     a meeting and a description of its purpose             purpose must be delivered no fewer than
     no fewer than ten days and no more than 60             20 days and no more than 30 days before the
     days before the meeting to each                        meeting to each stockholder entitled to
     stockholder entitled to vote.                          vote.

 .    Such person as the Board designates, or in        .    The Chairman of the Board or the president
     the absence of such a person, the                      will chair the meeting.


     Chairman or, in his absence, such person          .    A special meeting may be called by the
     as chosen by a majority of shares entitled             Chairman of the Board, the, president or a
     to vote who are present will chair the                 majority of the Board and must be called
     meeting.                                               upon the written, request of the holders of
                                                            at least one-tenth of all of the outstanding
 .    Only the Board of Directors may call a                 capital stock entitled to vote at the
     special meeting.                                       meeting.

 .    For purposes of determining stockholders          .    For purposes of determining stockholders
     entitled to vote at a meeting, the Board of            entitled to vote at a meeting, the Board of
     Directors may fix a record date that is not            Directors may fix a record date that is not
     less than ten days or more than 60 days                less than 20 days or more than 60 days
     before the meeting.                                    before the meeting.

                                Stockholder Nominations and New Business
--------------------------------------------------------------------------------------------------------
              American Financial                                        American Bank
-----------------------------------------------        -------------------------------------------------

 .    The Board of Directors or any stockholder         .    Same.
     may nominate directors for election or
     propose new business.

 .    To nominate a director or propose new             .    To nominate a director, stockholders must
     business, stockholders must give written               give written notice to the Secretary not
     notice to the Secretary of American                    later than the date required by the Federal
     Financial not less than 90 days prior to the           Deposit Insurance Corporation or, absent
     meeting, provided notice of the meeting is             such an Federal Deposit Insurance
     given to stockholders at least 100 days                Corporation requirement, not later than 60
     before the meeting.  However, if                       days nor earlier than 90 days prior to the
     American Financial gives less than 100                 anniversary date of the preceding year's
     days' notice of the meeting to the                     annual meeting.  However, if the date of
     stockholders, written notice of the                    the annual meeting is more than 30 days
     stockholder proposal or nomination must                before or more than 60 days after such
     be delivered to the Secretary within ten               anniversary date, such notice must be
     days of the date notice of the meeting was             delivered not earlier than the 90th day
     mailed to stockholders.  Each notice given             prior to such meeting and not later than
     by a stockholder with respect to a                     the 60th day prior to such meeting or
     nomination to the Board of Directors or                within ten days of the date notice of the
     proposal for new business must include                 meeting was provided to stockholders.
     certain information regarding the nominee              Written notice of nominations by
     or proposal and the stockholder making                 stockholders must include information as
     the nomination or proposal.                            may be required by the Federal Deposit
                                                            Insurance Corporation or other applicable
                                                            federal regulatory agency. To propose new
                                                            business, stockholders must give written
                                                            notice to the Secretary at least 10 days
                                                            before the date of the annual meeting.

                                Action by Stockholders Without a Meeting
--------------------------------------------------------------------------------------------------------
              American Financial                                        American Bank
-------------------------------------------------      -------------------------------------------------
 .    Pursuant to American Financial's                  .    Any action which may be taken at a
     certificate of incorporation, no action that           meeting of stockholders may be taken
     requires the approval of the stockholders              without a meeting by one or more
     may be taken without a meeting by the                  consents in writing, setting forth the
     written consent of stockholders.                       action so taken, bearing the date of
                                                            signature and signed by all of the
                                                            stockholders who would be entitled to
                                                            vote upon such action at a meeting.

                                           Board of Directors
--------------------------------------------------------------------------------------------------------
              American Financial                                        American Bank
-------------------------------------------------      -------------------------------------------------

 .    The certificate of incorporation provides         .    The certificate of incorporation provides
     that the number of directors shall be fixed            that the number of directors, as stated in
     exclusively by the Board of Directors.                 the bylaws, shall not be less than seven.
     The bylaws provide that the number of                  The bylaws provide that the number of
     directors shall be such number as the                  directors shall be not less than seven or
     Board of Directors shall have designated,              more than ten and shall be established
     except that in the absence of such                     annually by majority vote of the Board of
     designation shall be eight.                            Directors.

 .    The Board of Directors is divided into            .    Same.
     three classes as equal in number as
     possible and approximately one-third of
     the directors are elected at each annual
     meeting.

 .    Vacancies on the Board of Directors will          .    Same.
     be filled by the remaining directors.

 .    Directors may be removed only for cause           .    Directors may be removed with or without
     by the vote of at least 80% of the                     cause only at a meeting called for such
     outstanding shares entitled to vote for                purpose and only if the number of votes
     directors.                                             cast to remove the Director exceeds the
                                                            number of votes cast not to remove the
                                                            Director.

                                         Amendment of the Bylaws
--------------------------------------------------------------------------------------------------------
              American Financial                                        American Bank
-------------------------------------------------      -------------------------------------------------

 .    The bylaws may be amended or repealed only        .    The bylaws may be amended with approval
     with the approval of at least a majority               of at least two-thirds of the full
     of the Board of Directors or by the vote of            Board of Directors or by the majority
     at least 80% of the outstanding shares                 vote of the votes cast by stockholders.
     entitled to vote.

                             Amendment of the Certificate of Incorporation
--------------------------------------------------------------------------------------------------------
              American Financial                                        American Bank
-------------------------------------------------      -------------------------------------------------
 .      Amendments to the certificate of                .      The certificate of incorporation may be
       incorporation that would revise the                    amended or repealed only if first proposed
       provisions relating to the number, terms               by the Board of Directors and thereafter
       and classification, election and removal               approved by a majority of the total votes
       procedures for directors, the process for              eligible to be cast by stockholders.
       calling special meetings of stockholders,
       voting restrictions applicable to beneficial
       owners of 5% or 10% or more of the
       voting stock, stockholder approval of
       business combinations with related
       persons, indemnification of directors,
       officers and employees of American
       Financial, and amendment of the bylaws
       or the certificate of incorporation require
       approval by at least a majority of the
       Board of Directors and 80% of the
       outstanding shares.

            Selected Provisions in the Certificate of Incorporation
                       and Bylaws of American Financial

         American Financial's certificate of incorporation and bylaws contain certain provisions that could make an acquisition of American Financial by means of a tender offer, proxy contest or otherwise more difficult. Certain provisions will also render the removal of the incumbent Board of Directors or management of American Financial more difficult. These provisions may have the effect of deterring a future takeover attempt that is not approved by American Financial's Board of Directors, but which American Financial stockholders may deem to be in their best interests or in which stockholders would receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so. The following description of these provisions is only a summary and does not provide all of the information contained in American Financial's certificate of incorporation and bylaws. See "Where You Can Find More Information" as to where to obtain a copy of these documents.

Business Combinations with Interested Stockholders

         Under Delaware law, business combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must be approved by the vote of the holders of only a majority of the outstanding shares of common stock of American Financial and any other affected class of stock, unless otherwise provided in a company's certificate of incorporation. Under American Financial's certificate of incorporation, the approval of the holders of at least 80% of the shares of capital stock entitled to vote is required for any "business combination" involving an interested stockholder (as defined below) except (1) in cases where the proposed transaction has been approved by a majority of those members of American Financial's Board of Directors who are unaffiliated with the interested stockholder and were directors before the time when the interested stockholder became an interested stockholder or (2) if the proposed transaction meets certain conditions which are designed to afford the stockholders a fair price in consideration for their shares. In each such case, where stockholder approval is required, the approval of only a majority of the outstanding shares of voting stock is sufficient. The term "interested stockholder" is defined to include, among others, any individual, a group acting in concert, corporation, partnership, association or other entity (other than American Financial or its subsidiaries) who or which is the beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of voting stock of American Financial.

         This provision of the certificate of incorporation applies to any "business combination," which is defined to include:

         (1) any merger or consolidation of American Financial or any of its subsidiaries with any interested stockholder or affiliate of an interested stockholder or any corporation which is, or after such merger or consolidation would be, an affiliate of an interested stockholder;

         (2) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any interested stockholder or affiliate of 25% or more of the assets of American Financial or combined assets of American Financial and its subsidiaries,

         (3) the issuance or transfer to any interested stockholder or its affiliate by American Financial (or any subsidiary) of any securities of American Financial (or any subsidiary) in exchange for any cash, securities or other property the value of which equals or exceeds 25% of the fair market value of the common stock of American Financial;

         (4) the adoption of any plan for the liquidation or dissolution of American Financial proposed by or on behalf of any interested stockholder or affiliate thereof; and

         (5) any reclassification of securities, recapitalization, merger or consolidation of American Financial with any of its subsidiaries which has the effect of increasing the proportionate share of common stock or any class of equity or convertible securities of American Financial or any subsidiary, owned directly or indirectly, by an interested stockholder or affiliate thereof.

Limitation on Voting Rights

         The certificate of incorporation of American Financial provides that record owners of any outstanding common stock who beneficially own, directly or indirectly, in excess of 10% of the then outstanding shares of common stock are not entitled to any vote in respect of the shares held in excess of such 10% limit. Additionally, the certificate of incorporation provides that record owners of any outstanding common stock who beneficially own, directly or indirectly, in excess of 5% of the then outstanding shares of common stock, are not entitled to vote in respect of the shares held in excess of such 5% limit unless such beneficial owner owns, controls or holds such shares of common stock in the ordinary course of business and not with the purpose or with the effect of changing or influencing control of American Financial. Beneficial ownership is determined by Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, and includes shares beneficially owned by that person or any of his affiliates, shares which that person or his affiliates have the right to acquire within sixty days under any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options or otherwise and shares as to which that person and his affiliates have sole or shared voting or investment power. Beneficial ownership does not include shares under a publicly solicited revocable proxy or shares that are not otherwise deemed to be beneficially owned by such person and his affiliates. No director or officer (or any affiliate thereof) of American Financial will, solely by reason of any or all of such directors or officers acting in their capacities as such, be deemed to beneficially own any shares beneficially owned by any other director or officer (or affiliate thereof) nor will the employee stock ownership plan or any similar plan of American Financial or American Savings or any director with respect thereto (solely by reason of such director's capacity) be deemed to beneficially own any shares held under any such plan.

Board of Directors

         The Board of Directors of American Financial is divided into three classes, each of which contains approximately one-third of the whole number of the members of the Board. Each class serves a staggered term, with approximately one-third of the total number of Directors being elected each year. American Financial's certificate of incorporation and bylaws provide that the size of the Board is determined by a majority of the whole Board of Directors. The certificate of incorporation and the bylaws provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of Directors or resulting from the death, resignation, retirement, disqualification, removal from office or other cause, will be filled for the remainder of the unexpired term by a majority vote of the Directors then in office. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of American Financial.

Special Meetings of Stockholders

         The certificate of incorporation provides that only the Board of Directors of American Financial, or a committee of the Board, may call special meetings of the stockholders of American Financial. Stockholders are not able to call a special meeting or require that the Board do so. At a special meeting, stockholders may consider only the business specified in the notice of meeting given by American Financial. This provision prevents stockholders from forcing stockholder consideration of a proposal between annual meetings over the opposition of the American Financial Board.

Evaluations of Offers

         The certificate of incorporation of American Financial provides that the Board of Directors of American Financial, when evaluating an offer, to (1) make a tender or exchange offer for any equity security of American Financial,
(2) merge or consolidate American Financial with another corporation or entity or (3) purchase or otherwise acquire all or substantially all of the properties and assets of American Financial, may, in connection with the exercise of its judgment in determining what is in the best interest of American Financial and the stockholders of American Financial, give consideration to:

         . those factors that directors of any subsidiary (including American Savings) may consider in evaluating any action that may result in a change or potential change of control of such subsidiary, and

         . the social and economic effects of acceptance of such offer on: American Financial's present and future customers and employees and those of its subsidiaries (including American Savings); the communities in which American Financial and American Savings operate or are located; the ability of American Financial to fulfill its corporate objectives as a savings and loan holding company; and the ability of American Savings to fulfill the objectives of a stock savings bank under applicable statutes and regulations.

         By having these standards in the certificate of incorporation, American Financial's Board of Directors may be in a stronger position to oppose such a transaction, even if the price offered is significantly greater than the then market price of any equity security of American Financial.

Advance Notice Provisions for Stockholder Nominations and Proposals

         American Financial's certificate of incorporation establishes an advance notice procedure for stockholders to nominate directors or bring other business before an annual meeting of stockholders of American Financial. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the American Financial Board or by a stockholder who has given appropriate notice to American Financial before the meeting. Similarly, a stockholder may not bring business before an annual meeting unless the stockholder has given American Financial appropriate notice of its intention to bring that business before the meeting. American Financial's Secretary must receive notice of the nomination or proposal not less than 90 days prior to the annual meeting, provided notice of the meeting is given to stockholders at least 100 days before the meeting. However, if notice of a meeting is given to stockholders less than 100 days before the meeting, a stockholder must deliver its notice to the Secretary within 10 days of the date of the American Financial notice. A stockholder who desires to raise new business must provide certain information to American Financial concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide American Financial with certain information concerning the nominee and the proposing stockholder.

         Advance notice of nominations or proposed business by stockholders gives American Financial's Board of Directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about those matters.

Preferred Stock

         The certificate of incorporation authorizes American Financial's Board of Directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, conversion rates, and liquidation preferences. Although American Financial's Board of Directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt. American Financial's Board of Directors will make any determination to issue shares of preferred stock based on its judgment as to the best interests of American Financial and its stockholders.

Amendment of Certificate of Incorporation and Bylaws

         Amendments to American Financial's certificate of incorporation must be approved by a majority of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of the holders of at least 80% of the outstanding voting stock entitled to vote (after giving effect to the provisions limiting voting rights) is required to amend or repeal specific provisions of the certificate of incorporation, including the provisions limiting voting rights, the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors, director and officer indemnification by American Financial and amendment of American Financial's bylaws by stockholders and certificate of incorporation.

         American Financial's bylaws may be amended by a majority of the whole Board of Directors, or by a vote of the holders of at least 80% (after giving effect to the provisions limiting voting rights) of the total votes eligible to be voted.

                        Pro Forma Financial Information

         The following unaudited pro forma consolidated condensed combined balance sheet as of June 30, 2001 and the unaudited pro forma consolidated condensed combined income statements for the six months ended June 30, 2001 and the year ended December 31, 2000 give effect to the pending merger, accounted for as a purchase transaction.

         The unaudited pro forma consolidated condensed combined financial information is based on the historical consolidated financial statements of American Financial and American Bank using the assumptions and adjustments set forth in the accompanying notes. The unaudited pro forma consolidated condensed combined balance sheet gives effect to the merger as if the merger had been consummated at the end of the period presented. The unaudited pro forma consolidated condensed combined income statements give effect to the merger as if the merger had been consummated at the beginning of the periods indicated. The unaudited pro forma consolidated condensed combined financial statements do not give effect to the anticipated cost savings in connection with the merger.

         You should read the unaudited pro forma consolidated condensed combined financial statements in conjunction with American Bank's consolidated historical financial statements and those of American Financial, including the respective notes to those statements. The pro forma information is not necessarily indicative of the combined financial position and results of operations in the future, or of the combined financial position and the results of operations which would have resulted had the merger been consummated during the periods or as of the dates for which the pro forma information is presented.

      American Financial Holdings, Inc. and American Bank of Connecticut
       Unaudited Pro Forma Consolidated Condensed Combined Balance Sheet
                              As of June 30, 2001
                                (In Thousands)

                                                          Actual (Unaudited)
                                                        American       American          Pro Forma         Pro Forma
                                                       Financial         Bank           Adjustments        Combined
                                                      ------------    -----------       -----------      ------------
ASSETS:
   Cash and due from banks........................      $   19,534      $  14,505         $      --       $   34,039
   Federal funds sold.............................           8,300         26,000                --           34,300
   Securities available for sale..................         570,406        414,112           (25,342) (A)     959,176
   Loans..........................................       1,208,180        428,472              (116) (B)   1,636,536
   Less allowance for loan losses.................         (10,900)        (7,721)               --          (18,621)
                                                      ------------    -----------       -----------      -----------
     Total loans, net.............................       1,197,280        420,751              (116)       1,617,915
   Bank premises and equipment, net...............          12,966          5,369              (742) (C)      17,593
   Cash surrender value of life insurance.........          61,615         17,467                --           79,082
   Goodwill.......................................              --         13,412            53,907  (D)      67,319
   Core deposit intangibles.......................              --             --            32,172  (E)      32,172
                                                      ------------    -----------       -----------      -----------
       Total intangible assets....................              --         13,412            86,079           99,491
   Other assets...................................          30,433         24,742             2,703  (F)      57,878
                                                      ------------    -----------       -----------      -----------
   Total Assets...................................      $1,900,534      $ 936,358         $  62,582       $2,899,474
                                                      ============    ===========       ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY:
   Deposits.......................................      $1,122,153       $739,556         $   1,052  (G)  $1,862,761
   Mortgagors' escrow and other deposits..........          37,846          6,235                --           44,081
   Federal Home Loan Bank advances and
      other borrowings............................         272,444        107,000            47,397  (H)     426,841
   Other liabilities..............................          37,206          4,660            12,132  (I)      53,998
                                                      ------------    -----------       -----------      -----------
   Total liabilities..............................       1,469,649        857,451            60,581        2,387,681

 Stockholders' Equity
   Preferred Stock................................              --             --                --               --
   Common Stock...................................             289          4,779            (4,779) (J)         289
   Additional paid-in capital.....................         284,380          6,778            13,476  (J)     304,634
   Unallocated common stock held by ESOP..........         (23,703)          (935)              935  (J)     (23,703)
   Stock-based compensation.......................            (213)            --                --             (213)
   Treasury stock.................................        (144,494)            --            60,654  (J)     (83,840)
   Retained earnings..............................         270,046         64,451           (64,451) (J)     270,046
   Accumulated other comprehensive income.........          44,580          3,834            (3,834) (J)      44,580
                                                      ------------    -----------       -----------      -----------
   Total stockholders' equity.....................         430,885         78,907             2,001          511,793
                                                      ------------    -----------       -----------      -----------

   Total Liabilities and Stockholders' Equity.....      $1,900,534      $ 936,358         $  62,582       $2,899,474
                                                      ============    ===========       ===========      ===========

See accompanying notes to the unaudited Pro Forma Consolidated Condensed Combined Financial Information.

       American Financial Holdings, Inc. and American Bank of Connecticut Unaudited Pro Forma Consolidated Condensed Combined Income Statement
                    For the Six Months Ended June 30, 2001
                       (In Thousands, Except Share Data)

                                                                 Actual (Unaudited)
                                                                American    American   Pro Forma         Pro Forma
                                                                Financial     Bank    Adjustments        Combined
                                                               ----------- ---------- -----------       -----------
Interest and dividend income:
   Loans......................................................     $42,570   $ 16,933   $      11  (K)      $59,514
   Mortgage-backed securities.................................       8,380      8,243          --            16,623
   Federal funds sold.........................................         478        670          --             1,148
   Investment securities......................................      10,394      5,007        (933) (L)       14,468
                                                                   -------  ---------   ---------          --------
      Total interest and dividend income......................      61,822     30,853        (922)           91,753

Interest expense:
   Deposits...................................................      24,027     15,377        (105) (M)       39,299
   Federal Home Loan Bank advances and
     other short-term borrowings..............................       7,257      3,288       1,292  (N)       11,837
                                                                   -------  ---------   ---------          --------
      Total interest expense..................................      31,284     18,665       1,187            51,136
                                                                   -------  ---------   ---------          --------

      Net interest income before provision for loan losses....      30,538     12,188      (2,109)           40,617
   Provision for loan losses..................................         400        400          --               800
                                                                   -------  ---------   ---------          --------
      Net interest income after provision
         for loan losses......................................      30,138     11,788      (2,109)           39,817
                                                                   -------  ---------   ---------          --------

Non-interest income:
   Service charges and fees...................................       2,403        937          --             3,340
   Investment commissions and advisory fees...................         890        119          --             1,009
   Net gain on sale of investment securities..................       5,158      1,022          --             6,180
   Stock option premiums......................................          --      1,366          --             1,366
   Increase in cash surrender value of life insurance.........       1,593        480          --             2,073
   Other......................................................         222         27          --               249
                                                                   -------  ---------   ---------          --------
      Total non-interest income...............................      10,266      3,951          --            14,217
                                                                   -------  ---------   ---------          --------

Non-interest expense:
   Salaries and employee benefits.............................      11,737      3,776        (143) (O)       15,370
   Occupancy, furniture and fixture expense...................       2,215      1,392         (97) (P)        3,510
   Outside services...........................................       1,455        519          --             1,974
   Advertising................................................         951         93          --             1,044
   Amortization of intangible assets..........................          --        933       1,992  (Q)        2,925
   Other......................................................       2,402      1,130                         3,532
                                                                   -------  ---------   ---------          --------
      Total non-interest expense..............................      18,760      7,843       1,752            28,355
                                                                   -------  ---------   ---------          --------

   Income before income taxes.................................      21,644      7,896      (3,861)           25,679

   Income taxes...............................................       6,944      2,209      (1,351) (R)        7,802
                                                                   -------  ---------   ---------          --------

   Net income.................................................     $14,700   $  5,687   $  (2,510)          $17,877
                                                                   =======   ========   =========          ========

   Basic earnings per share...................................     $  0.66   $   1.21          --           $  0.71

   Diluted earnings per share.................................        0.64       1.18          --              0.68

See accompanying notes to the unaudited Pro Forma Consolidated Condensed Combined Financial Information.

      American Financial Holdings, Inc. and American Bank of Connecticut Unaudited Pro Forma Consolidated Condensed Combined Income Statement
                     For the Year Ended December 31, 2000
                       (In Thousands, except share data)

                                                                        American        American        Pro Forma        Pro Forma
                                                                        Financial         Bank         Adjustments       Combined
                                                                       -----------     -----------     -----------      -----------
Interest and Dividend Income:
   Loans............................................................    $  81,075        $ 32,884       $      21   (K)   $113,980
   Mortgage-backed securities.......................................       21,625          11,265              --           32,890
   Federal funds sold...............................................          987           1,427              --            2,414
   Investment securities............................................       23,936          12,365          (1,862)  (L)     34,439
                                                                        ---------        --------       ---------         --------
      Total interest and dividend income............................      127,623          57,941          (1,841)         183,723

Interest Expense:
   Deposits.........................................................       48,024          26,616            (210)  (M)     74,430
   Federal Home Loan Bank advances and
     other short-term borrowings....................................       11,907           9,303           2,585   (N)     23,795
                                                                        ---------        --------       ---------         --------
      Total interest expense........................................       59,931          35,919           2,375           98,225
                                                                        ---------        --------       ---------         --------

      Net interest income before provision for loan
         losses.....................................................       67,692          22,022          (4,216)          85,498
   Provision for loan losses........................................        1,895             525              --            2,420
                                                                        ---------        --------       ---------         --------
      Net interest income after provision for loan losses...........       65,797          21,497          (4,216)          83,078
                                                                        ---------        --------       ---------         --------

Non-interest Income:
   Service charges and fees.........................................        3,977           1,251              --            5,228
   Investment commissions and advisory fees.........................        1,545              73              --            1,618
   Net gain on sale of investment securities........................        6,068           1,585              --            7,653
   Stock option premiums............................................           --           2,528              --            2,528
   Increase in cash surrender value of life insurance...............           --             916              --              916
   Other............................................................          504             153              --              657
                                                                        ---------        --------       ---------         --------
      Total non-interest income.....................................       12,094           6,506              --           18,600
                                                                        ---------        --------       ---------         --------

Non-interest expenses:
   Salaries and employee benefits...................................       18,441           6,945            (285)  (O)     25,101
   Occupancy, furniture and fixture expense.........................        4,086           2,025            (193)  (P)      5,918
   Outside services.................................................        2,816             855              --            3,671
   Advertising......................................................        1,371             226              --            1,597
   Amortization of intangible assets................................           --             858           4,991   (Q)      5,849
   Other............................................................        4,332           1,942              --            6,274
                                                                        ---------        --------       ---------         --------
      Total non-interest expenses...................................       31,046          12,851           4,513           48,410
                                                                        ---------        --------       ---------         --------

   Income before income taxes.......................................       46,845          15,152          (8,729)          53,268

   Income taxes.....................................................       15,719           4,107          (3,055)  (R)     16,771
                                                                        ---------        --------       ---------         --------

   Net income.......................................................    $  31,126        $ 11,045       $  (5,674)        $ 36,497
                                                                        =========        ========       =========         ========

   Basic earnings per share.........................................    $    1.19        $   2.36              --         $   1.25

   Diluted earnings per share.......................................         1.18            2.30              --             1.22

See accompanying notes to the unaudited Pro Forma Consolidated Condensed Combined Financial Information.

            Notes to the Unaudited Pro Forma Consolidated Condensed
                        Combined Financial Information

     This section sets forth (1) a pro forma combined balance sheet as of June 30, 2001, (2) pro forma combined statements of income for the six months ended June 30, 2001 and for the year ended December 31, 2000, and (3) the related notes thereto. The unaudited pro forma combined financial information should be read in conjunction with the historical consolidated financial statements and the related notes thereto of American Financial and of American Bank included in the documents described under "Incorporation of Certain Documents by Reference."

     The pro forma combined balance sheet combines the historical consolidated balance sheets of (1) American Financial and subsidiaries and (2) American Bank and subsidiaries, as of June 30, 2001, as if the merger had been effective on that date giving effect to the pro forma purchase accounting and other merger-related adjustments described in the accompanying notes. The unaudited pro forma combined statements of income combine the historical consolidated statements of income of (1) American Financial and subsidiaries and (2) American Bank and subsidiaries for the six months ended June 30, 2001 and for the year ended December 31, 2000, as if the merger had been effective at the beginning of the respective periods giving effect to the pro forma purchase accounting and other merger-related adjustments described in the accompanying notes.

     The unaudited pro forma combined financial information reflects the application of the purchase method of accounting. Under this method, the total purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair values at the effective time. As described in the accompanying notes, the estimated fair values of the assets and liabilities of American Bank and subsidiaries have been combined with the historical carrying amounts of the assets and liabilities of American Financial and subsidiaries. However, changes to the pro forma adjustments reflected herein are expected as valuations of assets and liabilities are completed and as additional information becomes available. Accordingly, the final combined amounts will differ from the pro forma combined amounts presented herein.

     The unaudited pro forma combined financial information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the combined company, or of the financial position or results of operations of the combined company that would have actually occurred had the merger been in effect as of the date or for the periods presented. American Financial expects that the combined company will achieve substantial benefits from the merger including operating cost savings and revenue enhancements. However, the unaudited pro forma combined financial information does not reflect any potential operating cost savings or revenue enhancements which are expected to result from the consolidation of operations, and therefore does not purport to be indicative of the expected results of future operations.

     The historical financial information of both American Financial and American Bank includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of their financial position and operating results as of and for the six months ended June 30, 2001. The historical operating results of both American Financial and American Bank for the six months ended June 30, 2001 are not necessarily indicative of results which may be expected for the entire year or any other interim period. For purposes of the unaudited pro forma consolidated condensed combined financial information, certain reclassifications have been made to American Bank's historical amounts to conform to American Financial classifications.

NOTE 1. BASIS OF PRESENTATION

     The merger will be accounted for by American Financial under the purchase method of accounting in accordance with Statement of Financial Accounting Standards ("SFAS") No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets"; accordingly, this method has been applied in preparing the unaudited pro forma consolidated condensed combined financial information. Under the purchase method of accounting, the total purchase price will be allocated to the assets acquired and liabilities assumed based on their estimated fair value at the closing date. The estimated fair value of the assets and liabilities of American Bank and subsidiary as of June 30, 2001 have been combined with the historical carrying amounts of the assets and liabilities of American Financial and subsidiaries at that date for purposes of presenting the unaudited pro forma consolidated condensed combined balance sheet. However, the purchase accounting and merger-related adjustments included herein will change as final valuations of assets and liabilities are completed and as additional information becomes available. Accordingly, the final combined amounts will differ from the pro forma combined amounts presented herein. Certain financial statement amounts of American Bank as previously reported have been reclassified to conform to American Financial's presentation.

     Intangible assets other than goodwill and any identifiable intangibles with indefinite lives, will be amortized over their estimated useful lives. Under the new accounting standards, beginning on January 1, 2002, goodwill will not be amortized, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings.

     The unaudited pro forma consolidated condensed combined financial information is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of the combined company, or of the financial position or results of operations of the combined company that would have actually occurred had the merger been in effect as of the date or for the periods presented. American Financial expects that the combined company will achieve substantial benefits from the merger including operating cost savings and revenue enhancements. However, the unaudited pro forma consolidated condensed combined financial information does not reflect any potential operating cost savings or revenue enhancements which are expected to result from the consolidations of operations, and therefore does not purport to be indicative of the expected results of future operations.

NOTE 2. PURCHASE PRICE

     The merger agreement provides that, at the effective time and subject to the election and allocation procedures provided for therein, each share of American Bank common stock outstanding at the effective time (subject to certain limitations as more fully described in the merger agreement), will be converted into and become the right to receive either (1) 1.304 shares of American Financial common stock, (2) $30.00 in cash without interest or (3) a combination of the cash consideration and the stock consideration.

     The total purchase price would be as follows:

                                                               (In thousands)
          Total market value of the stock to be
             issued in the merger as of July 18, 2001            $  70,340

          Cash consideration                                        70,340

          Estimated fair value of stock options exchanged           10,568/(1)/

          American Financial investment (cost basis) in
          American Bank stock                                        1,895/(2)/
                                                                ----------

                   Total purchase price                           $153,143
                                                                ==========
________________________
(1) Represents the fair value of American Bank vested options that are being exchanged for American Financial vested options. The per share fair value of the options was estimated using the Black-Scholes option pricing model.
(2) Represents the cost basis amount of American Bank stock owned by American Financial at June 30, 2001.

NOTE 3. ALLOCATION OF PURCHASE PRICE

     The total purchase price has been allocated as follows for purposes of the accompanying unaudited pro forma consolidated condensed combined financial information:

                                                                                               (In thousands)
Total Purchase Price                                                                             $ 153,143
                                                                                                 =========
Net assets of American Bank based on historical carrying amounts as of June 30, 2001                78,907
Elimination of pre-existing goodwill reflected in net assets                                       (13,412)
Increase (decrease) in net assets to reflect estimated fair value adjustments under the purchase method of accounting (See Note 4):
Loans                                                                                                 (116)
Bank premises and equipment                                                                           (742)
Other assets                                                                                          (154)
Federal Home Loan Bank borrowings                                                                     (504)
Time deposits                                                                                       (1,052)
Prepaid pension                                                                                      1,535
Accrual of liability for merger-related costs                                                       (5,566)
Deferred tax effect of purchase accounting adjustments and merger-related costs                     (5,244)
                                                                                                 ---------
Fair value of net assets acquired                                                                $  53,652
                                                                                                 ---------
Total purchase price in excess of fair value of net assets acquired                              $  99,491

Identifiable intangible assets (core deposit intangibles)                                           32,172
                                                                                                 ---------

Goodwill                                                                                         $  67,319
                                                                                                 =========

     When the ultimate allocation of purchase price is made the "total purchase price in excess of fair value of net assets acquired" will be recorded as identifiable intangible assets and as goodwill. American Financial expects that identifiable intangible assets will be limited to a core deposit intangible, which will be amortized using an accelerated method over the estimated remaining life of the acquired customer relationships. The remaining amount of the excess purchase price will be considered goodwill, which will be reviewed for impairment at least on an annual basis in accordance with SFAS No. 142.

NOTE 4. PRO FORMA ADJUSTMENTS

     The following are descriptions of the pro forma purchase accounting and other merger-related adjustments, labeled (A) through (R), which have been reflected in the accompanying pro forma consolidated condensed combined balance sheet and pro forma consolidated condensed combined statements of income:

PRO FORMA CONSOLIDATED CONDENSED COMBINED BALANCE SHEET

     (A) Represents a decrease of $23.4 million from the planned sale of available for sale securities to partially fund the cash portion of the purchase price and a $1.9 million adjustment for the 89,700 shares of American Bank stock held by American Financial.

     (B) Represents adjustments to record the acquired loans at estimated fair value based on interest rates as of June 30, 2001, resulting in a net discount of $116,000.

     (C) Represents the estimated fair market value adjustment relating to premises and equipment.

     (D) The net adjustment of $53.9 million represents (i) an increase of $67.3 million to record the estimated goodwill related to the merger (see note 3) and (ii) a decrease of $13.4 million to eliminate the pre-existing goodwill related to prior branch acquisitions by American Bank.

     (E) Represents an adjustment to record American Bank's core deposit intangible (CDI) at 4.5% of core deposits. The CDI will be amortized using an accelerated method over a 10 year period.

     (F)  Represents the following:

                                                                                                (In thousands)
     Adjustment to record the difference in the projected benefit obligation
        and fair value of plan assets in American Bank's pension plan...........................   $ 1,535
     Increase in net deferred tax assets for the estimated tax effects of fair
        value adjustments and merger-related costs..............................................     1,322
     Estimated fair value adjustment relating to other assets...................................     (154)
                                                                                                   -------
                                                                                                   $ 2,703
                                                                                                   =======

     (G) Represents an adjustment to record American Bank's time deposit liabilities at estimated fair value based on interest rates as of June 30, 2001, resulting in a net premium of $1.1 million.

     (H) Represents an increase in Federal Home Loan Bank borrowings of $46.9 million to partially fund the cash portion of the purchase price and to record American Bank's Federal Home Loan Bank borrowings at estimated fair value based on interest rates as of June 30, 2001 resulting in a net premium of $504,000.

     (I) Represents a deferred tax liability of $6.5 million recognized with respect to the non- deductible portion of the core deposit intangible and the accrual of the following estimated merger-related costs totaling $5.6 million: payments of $3.1 million to officers and employees of American Bank pursuant to change-in-control provisions of certain agreements and severance arrangements; American Bank investment banking fees of $1.0 million; and accounting, legal, professional services, contract penalties and other merger-related costs of $1.5 million.

     (J) Represents (i) the elimination of American Bank's historical stockholders' equity balances, (ii) the assumed issuance by American Financial of 3,058,239 common shares as the stock portion of the merger consideration, at a total market value of $70.3 million ($60.6 million from treasury stock and $9.7 million from additional paid-in capital) based on the closing market price of $23.00 at July 18, 2001 with an exchange ratio of 1.304 shares and (iii) an adjustment of $10.6 million to record the fair value of American Bank vested options that are being exchanged for vested options of American Financial. See note 2.

PRO FORMA CONSOLIDATED CONDENSED COMBINED STATEMENTS OF INCOME

     (K) Represents additional amortization of discounts as a result of recording acquired loans at estimated fair value. See adjustment (B) above. Discounts are being amortized over the average period in repricing or maturity by portfolio, or an average period of approximately 5.5 years.

     (L) Represents the estimated reduction in (i) dividend income for the 89,700 shares of American Bank stock held by American Financial and
          (ii) interest income as a result of the planned sale of certain securities to partially fund the cash portion of the purchase price. The interest income reduction was calculated based on an annual yield of approximately 7.56%. See adjustment (A) above.

     (M) Represents amortization of premium as a result of recording American Bank's time deposits at estimated fair value. See adjustment (G) above. Premium is being amortized straight line over 60 months.

     (N) Includes an increase in interest expense as a result of the planned borrowing from the Federal Home Loan Bank to partially fund the cash portion of the purchase price. The increase was based on an annual rate of approximately 5.87%. The increase was partially offset by the amortization of premium as a result of recording American Bank's Federal Home Loan Bank borrowings at estimated fair value. The premium is being amortized straight line over 36 months. See adjustment (H) above.

     (O) Represents an adjustment to record the amortization of the pension asset over 63 months as discussed in adjustment (F) above.

     (P) Represents a decrease in depreciation expense as a result of writing-down certain premises and equipment expected to be disposed of after the merger. See adjustment (C) above.

     (Q) Represents the amortization of the core deposit intangible using an accelerated method over a 10 year period (See adjustment (E) above), partially offset by the reversal of amortization of American Bank's pre-existing goodwill (See note 3 and adjustment (D) above). In accordance with SFAS No. 142, the goodwill recorded in the merger will not be amortized.

     (R) Represents the tax effect at a federal rate of 35.0% of pro forma adjustments (K), (L), (M), (N), (O), (P) and (Q) above, reflected in the Consolidated Condensed Combined Statements of Income.

NOTE 5. EARNINGS PER SHARE

     Pro forma basic earnings per share was calculated by dividing pro forma net income by the weighted-average number of American Financial common stock outstanding during the period. Pro forma diluted earnings per share was calculated in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury stock method) that would have been outstanding if all potentially dilutive common shares were issued during the period. In making these pro forma calculations, average outstanding shares include the additional American Financial common shares assumed to be issued in connection with the merger, based on the 1.304 exchange ratio. Additionally, the diluted earnings per share calculation include the American Bank options converted into American Financial options per the Merger Agreement.

                    Information About American Financial

     Information regarding the current directors and executive officers of American Financial, the principal holders of voting securities, executive compensation and certain relationships and related transactions is set forth in American Financial's Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated in this document by reference. If you want a copy of the Form 10-K or any document incorporated by reference into the report, you may contact American Financial at its address or telephone number indicated under "Where You Can Find More Information."

                               Legal Matters

     The validity of the American Financial common stock to be issued in connection with the merger has been passed upon for American Financial by Muldoon Murphy & Faucette LLP, Washington, D.C. In addition, certain federal income tax matters relating to the merger will be passed upon for American Financial by Muldoon Murphy & Faucette LLP, Washington, D.C., and for American Bank by Hogan & Hartson, L.L.P., Washington, D.C.

                                   Experts

     The consolidated financial statements of American Financial as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000 have been incorporated in this proxy statement-prospectus by reference to American Financial's Annual Report on Form 10-K for the year ended December 31, 2000 in reliance upon the report of KPMG LLP, independent certified public accountants, included in that annual report, and upon the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of American Bank as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000 have been incorporated in this proxy statement-prospectus by reference to American Bank's Annual Report on Form 10-K for the year ended December 31, 2000 in reliance upon the report of KPMG LLP, independent certified public accountants, included in that annual report, and upon the authority of that firm as experts in accounting and auditing.

                               Other Matters

     Each proxy solicited also confers discretionary authority on American Bank's Board of Directors to vote the proxy with respect to matters incident to the conduct of the meeting and upon such other matters as may properly come before the special meeting. American Bank's Board of Directors is not aware of any business to come before the special meeting other than those matters described above in this proxy statement-prospectus. If any other matter should properly come before the special meeting, it is intended that proxy holders will act in accordance with their best judgment.

                           Stockholder Proposals

     If American Bank stockholders do not adopt the merger agreement at the special meeting, the Board of Directors will establish the date for the 2002 annual meeting of stockholders. Any proposal which a stockholder wishes to have included in American Bank's proxy materials for the next annual meeting of stockholders must be received at American Bank's main office located at Two West Main Street, P.O. Box 2589, Waterbury, Connecticut 06723, Attention: Corporate Secretary, not less than 120 days prior to the meeting date set by the Board. The stockholder's notice must include certain information as specified in American Bank's bylaws. Nothing in this paragraph shall be deemed to require American Bank to include in its proxy statement or the proxy relating to any annual meeting any stockholder proposal which does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received. In addition, all stockholder proposals must comply with American Bank's bylaws and Connecticut law.

                        Index to Financial Statements

The following financial statements of American Financial are incorporated by reference:

Annual Report on Form 10-K for the year ended December 31, 2000 (audited financial statements with independent auditors' report thereon):
     .    Independent Auditors' Report
     .    Consolidated Balance Sheets at December 31, 2000 and 1999
     . Consolidated Statements of Income for the Years Ended December 31, 2000, 1999 and 1998
     . Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2000, 1999and 1998 31, 2000, 1999 and 1998
     .    Notes to Consolidated Financial Statements

Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (unaudited financial statements):
     .    Consolidated Balance Sheets at March 31, 2001 and December 31, 2000
     . Consolidated Statements of Income for the Three Months Ended March 31, 2001 and 2000
     . Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2001 and 2000
     .    Notes to Consolidated Financial Statements


Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (unaudited financial statements):
     .    Consolidated Balance Sheets at June 30, 2001 and December 31, 2000
     . Consolidated Statements of Income for the Three and Six Months Ended June 30, 2001 and 2000
     . Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2001 and 2000
     .    Notes to Consolidated Financial Statements


The following financial statements of American Bank are incorporated by reference:

Annual Report on Form 10-K for the year ended December 31, 2000 (audited financial statements with independent auditors' report thereon):
     .    Independent Auditors' Report
     .    Consolidated Balance Sheets at December 31, 2000 and 1999
     . Consolidated Statements of Earnings for the Years Ended December 31, 2000, 1999 and 1998
     . Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2000, 1999 and 1998
     . Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2000, 1999 and 1998
     . Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999 and 1998
     .    Notes to Consolidated Financial Statements

Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (unaudited financial statements):
     .    Consolidated Balance Sheets at March 31, 2001 and December 31, 2000
     . Consolidated Statements of Earnings for the Three Months Ended March 31, 2001 and 2000
     . Consolidated Statements of Comprehensive Income for the Three Months Ended March 31, 2001 and 2000
     . Consolidated Statements of Stockholders' Equity for the Three Months Ended March 31, 2001 and 2000
     . Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2001 and 2000
     .    Condensed Notes to Consolidated Financial Statements

Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (unaudited financial statements):
     .    Consolidated Balance Sheets at June 30, 2001 and December 31, 2000
     . Consolidated Statements of Earnings for the Three Months Ended June 30, 2001 and 2000
     . Consolidated Statements of Earnings for the Six Months Ended June 30, 2001 and 2000
     . Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2001 and 2000
     . Consolidated Statements of Stockholders' Equity for the Six Months Ended June 30, 2001 and 2000
     . Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2001 and 2000
     .    Condensed Notes to Consolidated Financial Statements

                      Where You Can Find More Information

     American Financial has filed a registration statement under the Securities Act with the Securities and Exchange Commission that registers the distribution to American Bank stockholders of the shares of American Financial common stock to be issued in connection with the merger. The registration statement, including the exhibits, contains additional relevant information about American Financial and American Financial common stock. The rules and regulations of the Securities and Exchange Commission allow American Bank to omit certain information included in the registration statement from this proxy statement-prospectus.

     American Bank and American Financial file annual, quarterly and current reports, proxy statements and other information with the Federal Deposit Insurance Corporation and the Securities and Exchange Commission, respectively.

     American Bank is permitted to "incorporate by reference" information into this proxy statement-prospectus. This means that American Bank can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document. This document incorporates by reference the other documents which are listed below that American Financial and American Bank have previously filed with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation, respectively. These documents contain important information about the companies and their financial condition. Please note that reports and documents filed under the Securities Exchange Act may also be obtained by writing the Federal Deposit Insurance Corporation's Registration, Disclosure and Securities Operations Unit at 550 17th Street, N.W. - Room F-6043, Washington, D.C. 20429 or calling (202) 898- 8913 or by facsimile at (202) 898-3909.

AMERICAN FINANCIAL SECURITIES AND EXCHANGE COMMISSION FILINGS (FILE NO. 0-27399)

     The following documents are incorporated herein by reference:

     .    Annual Report on Form 10-K for the year ended December 31, 2000
     .    Quarterly Report on Form 10-Q for the quarter ended March 31, 2001
     .    Quarterly Report on Form 10-Q for the quarter ended June 30, 2001
     .    Current Reports on Form 8-K filed on July 24, 2001

AMERICAN BANK FEDERAL DEPOSIT INSURANCE CORPORATION FILINGS (CERTIFICATE NO. 26498)

     The following documents are incorporated herein by reference:

     .    Annual Report on Form 10-K for the year ended December 31, 2000
     .    Quarterly Report on Form 10-Q for the quarter ended March 31, 2001
     .    Quarterly Report on Form 10-Q for the quarter ended June 30, 2001
     .    Current Reports on Form 8-K filed on July 30, 2001

     American Financial also incorporates by reference additional documents that it might file with the Securities and Exchange Commission between the date of this document and the election deadline. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     American Bank's Federal Deposit Insurance Corporation filings listed above have been included as an exhibit to the registration statement of which this proxy statement-prospectus is a part.

     For American Financial, this information is available from:

     1. The Securities and Exchange Commission's public reference facilities (Please call the Securities and Exchange Commission at 1-800-SEC-0330 for information about these facilities).

     2. The Internet site the Securities and Exchange Commission maintains at http://www.sec.gov.

     3.   The offices of the National Association of Securities Dealers.

     4. From American Financial. Copies of the documents relating to American Financial will be provided without charge, upon written or oral request to:

                       American Financial Holdings, Inc.
                             102 West Main Street
                        New Britain, Connecticut 06051
                          Attention: Richard J. Moore
                           Telephone: (860) 832-4000

     For American Bank, this information is available from:

     1. The Federal Deposit Insurance Corporation by writing the Federal Deposit Insurance Corporation's Registration, Disclosure and Securities Operations Unit at 550 17th Street, N.W. - Room F-6043, Washington, D.C. 20429 or calling (202) 898-8913 or by facsimile at
          (202) 898-3909.

     2.   The offices of the American Stock Exchange.

     3. From American Bank. Copies of the documents relating to American Bank will be provided, without charge, upon written or oral request to:

                         American Bank of Connecticut
                             Two West Main Street
                         Waterbury, Connecticut 06723
                          Attention:  Betty Veillette
                           Telephone: (203) 757-9401

     If you would like to request documents, please do so by December 3, 2001 in order to receive them before the special meeting of stockholders. If you request any documents incorporated by reference, American Bank will mail them to you by first-class mail, or other equally prompt means, within one business day of receipt of your request.

     American Financial has supplied all information contained in this proxy statement-prospectus relating to American Financial, and American Bank has supplied all information relating to American Bank.

     You should rely only on the information contained or incorporated by reference in this document to vote your shares at the meeting. American Bank has not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in this document. This document is dated October 30, 2001. You should not assume that the information contained in this document is accurate as of any date other than that date, and neither the mailing of this document to stockholders nor the issuance of American Financial's securities in the merger shall create any implication to the contrary.

================================================================================



                         AGREEMENT AND PLAN OF MERGER



                           DATED AS OF JULY 18, 2001


                                 BY AND AMONG


                      AMERICAN FINANCIAL HOLDINGS, INC.,

                             AMERICAN SAVINGS BANK


                                      AND


                         AMERICAN BANK OF CONNECTICUT




================================================================================

                               TABLE OF CONTENTS

                                                                                                           Page No.
Introductory Statement.................................................................................           4

ARTICLE I
The Merger.............................................................................................           5
       Section 1.1.  Structure of the Merger...........................................................           5
       Section 1.2.  Effect on Outstanding Shares of ABC Common Stock..................................           5
       Section 1.3.  Election and Proration Procedures.................................................           6
       Section 1.4.  Exchange Procedures...............................................................           9
       Section 1.5.  Effect on Outstanding Shares of ASB Common Stock..................................          11
       Section 1.6.  Directors of AFH and ASB after Effective Time.....................................          11
       Section 1.7.  Certificate of Incorporation and Bylaws of the Surviving
                     Institution.......................................................................          11
       Section 1.8.  ABC Stock Options.................................................................          11
       Section 1.9.  ABC Restricted Stock..............................................................          12
       Section 1.10. Dissenters' Rights................................................................          12

ARTICLE II
Representations and Warranties.........................................................................          13
       Section 2.1.  Representations and Warranties of ABC.............................................          13
       Section 2.2.  Representations and Warranties of AFH ............................................          27

ARTICLE III
Conduct Pending the Merger.............................................................................          41
       Section 3.1.  Conduct of ABC's Business Prior to the Effective Time.............................          41
       Section 3.2.  Forbearance by ABC................................................................          41

ARTICLE IV
Covenants..............................................................................................          44
       Section 4.1.  Acquisition Proposals.............................................................          44
       Section 4.2.  Access and Information............................................................          45
       Section 4.3.  Applications; Consents............................................................          46
       Section 4.4.  Antitakeover Provisions...........................................................          46
       Section 4.5.  Additional Agreements.............................................................          46
       Section 4.6.  Publicity.........................................................................          47
       Section 4.7.  Stockholder Meeting...............................................................          47
       Section 4.8.  Registration of AFH Common Stock..................................................          47
       Section 4.9.  Affiliate Letters.................................................................          49
       Section 4.10. Notification of Certain Matters...................................................          49
       Section 4.11. Employees and Employee Benefit Matters............................................          49
       Section 4.12. Indemnification...................................................................          51
       Section 4.13. Dividends.........................................................................          52
       Section 4.14. Section 16 Matters................................................................          52
       Section 4.15. Certain Policies and Actions of ABC...............................................          53

ARTICLE V
Conditions to Consummation.............................................................................          53

       Section 5.1. Conditions to Each Party's Obligations.............................................          53
       Section 5.2. Conditions to the Obligations of AFH ..............................................          54
       Section 5.3. Conditions to the Obligations of ABC...............................................          55

ARTICLE VI
Termination............................................................................................          56
       Section 6.1. Termination........................................................................          56
       Section 6.2  Termination Fee.....................................................................         57
       Section 6.3. Effect of Termination..............................................................          58
ARTICLE VII
Closing, Effective Date and Effective Time.............................................................          58
       Section 7.1. Effective Date and Effective Time..................................................          58
       Section 7.2. Deliveries at the Closing..........................................................          58

ARTICLE VIII
Certain Other Matters..................................................................................          58
       Section 8.1. Certain Definitions; Interpretation................................................          58
       Section 8.2. Survival...........................................................................          62
       Section 8.3. Waiver; Amendment..................................................................          62
       Section 8.4. Counterparts.......................................................................          62
       Section 8.5. Governing Law......................................................................          62
       Section 8.6. Expenses...........................................................................          62
       Section 8.7. Notices............................................................................          62
       Section 8.8. Entire Agreement; etc..............................................................          63
       Section 8.9. Successors and Assigns; Assignment.................................................          64

EXHIBITS
       Exhibit A    ABC Stock Option Agreement
       Exhibit B    Form of Voting Agreement
       Exhibit C    Plan of Bank Merger
       Exhibit D    Form of Affiliate Letter

SCHEDULES
       Schedule 2.1(b)    Subsidiaries of ABC
       Schedule 2.1(c)    ABC Stock Options
       Schedule 2.1(f)    Consents and Approvals of ABC
       Schedule 2.1(l)    Material Contracts of ABC
       Schedule 2.1(n)    Employee Benefit Plan of ABC
       Schedule 2.1(s)    Problem Assets of ABC
       Schedule 2.2(b)    Subsidiaries of AFH
       Schedule 2.2(f)    Consents and Approvals of AFH
       Schedule 2.2(l)    Material Contracts of AFH
       Schedule 2.2(n)    Employee Benefit Plans of AFH
       Schedule 2.2(s)    Problem Assets of AFH
       Schedule 3.2       Permitted Activities

                         Agreement and Plan of Merger
                         ----------------------------

          This is an Agreement and Plan of Merger, dated as of the 18th day of July, 2001 ("Agreement"), by and among American Financial Holdings, Inc. ("AFH"), a Delaware corporation, American Savings Bank ("ASB"), a Connecticut-chartered stock savings bank, and American Bank of Connecticut ("ABC"), a Connecticut-chartered stock savings bank.

                            Introductory Statement
                            ----------------------

          The Board of Directors of each of AFH and ABC (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of AFH and ABC, respectively, and in the best long-term interests of their respective stockholders, (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with, and in furtherance of, its respective business strategies and (iii) has approved, at meetings of each of such Boards of Directors, this Agreement.

          The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC (as defined in Section 8.1) for federal income tax purposes, and that the Merger shall be accounted for as a purchase transaction for accounting purposes.

          AFH and ABC desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

          As a condition and inducement to AFH's willingness to enter into this Agreement, (i) AFH and ABC are entering into a Stock Option Agreement dated as of the date hereof in the form of Exhibit A (the "ABC Stock Option Agreement"), pursuant to which ABC is granting to AFH an option to purchase shares of ABC Common Stock (as defined in Section 8.1) and (ii) certain shareholders of ABC, including each member of the Board of Directors of ABC, have entered into an agreement in the form attached hereto as Exhibit B pursuant to which he or she will vote his or her shares of ABC Common Stock in favor of the Agreement and the transactions contemplated hereby.

          In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

                                   ARTICLE I
                                  The Merger
                                  ----------

          Section 1.1.  Structure of the Merger. On the Effective Date (as
                        -----------------------
defined in Section 7.1), ABC will merge with and into ASB (the "Merger") pursuant to the provisions of the Plan of Bank Merger substantially in the form attached hereto as Exhibit C, and with the effect provided for in, Connecticut
                   ---------
Law (as defined in Section 8.1). Upon consummation of the Merger, the separate corporate existence of ABC shall cease. ASB shall be the surviving institution (hereinafter sometimes referred to in such capacity as the "Surviving Institution") in the Merger and shall continue to be governed by the laws of the State of Connecticut as a capital stock savings bank and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. From and after the Effective Time (as defined in Section 7.1), ASB shall possess all of the properties and rights and be subject to all of the liabilities and obligations of ABC, all as more fully described under Connecticut Law.

          Section 1.2.  Effect on Outstanding Shares of ABC Common Stock.
                        ------------------------------------------------

          (a) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of ABC Common Stock issued and outstanding at the Effective Time, other than Excluded Shares (as defined in Section 8.1), shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided for in Section 1.3 (i) $30.00 in cash without interest (the "Cash Consideration"), (ii) 1.304 shares (the "Exchange Ratio") of AFH Common Stock (as defined in Section 8.1) (the "Stock Consideration") or (iii) a combination of the Cash Consideration and the Stock Consideration as set forth in Section 1.3. The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the "Merger Consideration."

          (b) Notwithstanding any other provision of this Agreement, no fraction of a share of AFH Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, AFH shall pay to each holder of ABC Common Stock who would otherwise be entitled to a fraction of a share of AFH Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the AFH Price (as defined in Section 8.1).

          (c) If, between the date of this Agreement and the Effective Time (and as permitted by Section 3.2), the outstanding shares of AFH Common Stock or the outstanding shares of ABC Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Merger Consideration shall be adjusted appropriately to provide the holders of ABC Common Stock the same economic effect as contemplated by this Agreement prior to such event.

          (d) As of the Effective Time, each Excluded Share, other than Dissenters' Shares (as defined in Section 1.10), shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of ABC Common Stock that are held by AFH, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled. In addition, no Dissenters' Shares shall be converted into the Merger Consideration pursuant to this Section 1.2 but instead shall be treated in accordance with the provisions set forth in Section 1.9 of this Agreement.

          Section 1.3.  Election and Proration Procedures.
                        ---------------------------------

          (a) An election form (an "Election Form") and other appropriate and customary transmittal materials, which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing ABC Common Stock ("Certificates") shall pass, only upon proper delivery of such Certificates to American Stock Transfer & Trust Company, or such other bank or trust company designated by AFH and reasonably satisfactory to ABC (the "Exchange Agent"), in such form as ABC and AFH shall mutually agree shall be mailed on the Mailing Date (as defined below) to each holder of record of shares of ABC Common Stock (other than holders of Dissenters' Shares or shares of ABC Common Stock to be canceled as provided in Section 1.2(d)) as of a record date which shall be the same date as the record date for eligibility to vote on the Merger. The "Mailing Date" shall be the date on which proxy materials relating to the Merger are mailed to holders of shares of ABC Common Stock.

          (b) Each Election Form shall entitle the holder of shares of ABC Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Cash Consideration for all of such holder's shares (a "Cash Election"), (ii) elect to receive the Stock Consideration for all of such holder's shares (a "Stock Election"), (iii) elect to receive the Cash Consideration with respect to some of such holder's shares and the Stock Consideration with respect to such holder's remaining shares (a "Mixed Election"), or (iv) make no election or to indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a "Non-Election"). Holders of record of shares of ABC Common Stock who hold such shares as nominees, trustees or in other representative capacities (a "Representative") may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of ABC Common Stock held by that Representative for a particular beneficial owner. Shares of ABC Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as "Cash Election Shares." Shares of ABC Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as "Stock Election Shares." Shares of ABC Common Stock as to which no election has been made are referred to as "Non-Election Shares." The aggregate number of shares of ABC Common Stock with respect to which a Stock Election has been made is referred to herein as the "Stock Election Number."

          (c) To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., New York City time, on the 20th calendar day following the Mailing Date (or such other time and date as ABC and AFH may mutually agree) (the "Election Deadline"). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificates (or customary affidavits and, if required by AFH pursuant to Section 1.4(i), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of ABC Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any ABC stockholder may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any ABC stockholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All elections shall be revoked automatically if the Exchange Agent is notified in writing by AFH and ABC that this Agreement has been terminated. If a stockholder either (i) does not submit a properly completed Election Form by the Election Deadline, or (ii) revokes its Election Form prior to the Election Deadline, the shares of ABC Common Stock held by such stockholder shall be designated Non-Election Shares. AFH shall cause the Certificates representing ABC Common Stock described in (ii) to be promptly returned without charge to the person submitting the Election Form unless such person otherwise instructs the Exchange Agent in writing. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

          (d) Notwithstanding any other provision contained in this Agreement, 50% of the total number of shares of ABC Common Stock outstanding at the Effective Time (the "Stock Conversion Number"), shall be converted into the Stock Consideration and the remaining outstanding shares of ABC Common Stock shall be converted into the Cash Consideration (in each case, excluding (i) shares of ABC Common Stock to be canceled as provided in Section 1.2(d) and (ii) Dissenters' Shares (the shares remaining outstanding after such exclusion constituting, for purposes of this Agreement, the "Outstanding ABC Shares")). Notwithstanding anything to the contrary contained herein, in order that the Merger will not fail to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under
Section 368(a) of the IRC, as reasonably determined by counsel to AFH and ABC, AFH, in its sole discretion, may elect to increase the Exchange Ratio as necessary such that the Merger shall satisfy such requirements.

          (e) Within five business days after the later to occur of the Election Deadline or the Effective Time, AFH shall cause the Exchange Agent to effect the allocation among holders of ABC Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

               (i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder's Stock Election Shares being converted into the right to receive the Cash Consideration;

               (ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the "Shortfall Number"), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

                      (A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder's Non-Election Shares being converted into the right to receive the Cash Consideration; or

                      (B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder's Cash Election Shares being converted into the right to receive the Cash Consideration.

                  Section 1.4. Exchange Procedures.
                               -------------------

                  (a) Appropriate transmittal materials (the "Letter of Transmittal") in a form satisfactory to AFH and ABC shall be mailed as soon as practicable after the Effective Time, but in no event later than five (5) business days after the Effective Time, to each holder of record of ABC Common Stock as of the Effective Time who did not submit an effective Election Form. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of ABC Common Stock to be converted thereby (each, a "Certificate").

                  (b) At and after the Effective Time, each Certificate (except as specifically set forth in Section 1.2) shall represent only the right to receive the Merger Consideration multiplied by the number of shares of ABC Common Stock previously represented by the Certificate.

                  (c) Prior to the Effective Time, AFH shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of ABC Common Stock, for exchange in accordance with this
Section 1.4, an amount of cash sufficient to pay the aggregate Cash Consideration and the aggregate amount of cash in lieu of fractional shares to be paid pursuant to Section 1.2, and AFH shall reserve for issuance with its transfer agent and registrar a sufficient number of shares of AFH Common Stock to provide for payment of the aggregate Stock Consideration.

                  (d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other customary provisions as AFH may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of AFH Common Stock that such holder has the right to receive pursuant to Section 1.2, if any, and (y) a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 1.2, if any, (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 1.2) and any dividends or other distributions to which such holder is entitled pursuant to this Section 1.4. Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute AFH Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of AFH Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of ABC Common Stock not registered in the transfer records of ABC, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such ABC Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of AFH and the Exchange Agent,
(x) to evidence and effect such transfer and (y) to evidence that any applicable stock transfer taxes have been paid.

                  (e) No dividends or other distributions declared or made after the Effective Time with respect to AFH Common Stock shall be remitted to any person entitled to receive shares of AFH Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 1.4. Upon the surrender of such person's Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which theretofore had become payable with respect to shares of AFH Common Stock represented by such person's Certificates.

                  (f) The stock transfer books of ABC shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of ABC of any shares of ABC Common Stock. If, after the Effective Time, Certificates are presented to AFH, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 1.4.

                  (g) Any portion of the aggregate amount of cash to be paid pursuant to Section 1.2, any dividends or other distributions to be paid pursuant to this Section 1.4 or any proceeds from any investments thereof that remains unclaimed by the stockholders of ABC for one (1) year after the Effective Time shall be repaid by the Exchange Agent to AFH upon the written request of AFH. After such request is made, any stockholders of ABC who have not theretofore complied with this Section 1.4 shall look only to AFH for the Merger Consideration deliverable in respect of each share of ABC Common Stock such stockholder holds, as determined pursuant to Section 1.2 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of AFH (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of ABC Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                  (h) AFH and the Exchange Agent shall be entitled to rely upon ABC's stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, AFH and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

                  (i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 1.2.

                  Section 1.5.  Effect on Outstanding Shares of ASB Common
                                ------------------------------------------
Stock. At and after the Effective Time, each share of ASB Common Stock issued
-----
and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Institution and shall not be affected by the Merger.

                  Section 1.6.  Directors of AFH and ASB after Effective Time.
                                ---------------------------------------------
From and after the Effective Time, until duly changed in compliance with applicable law, the Board of Directors of each of AFH and ASB shall consist of the current members of the respective Board of Directors of AFH and ASB.

                  Section 1.7.  Certificate of Incorporation and Bylaws of the
                                ----------------------------------------------
Surviving Institution. The certificate of incorporation and bylaws of ASB in
---------------------
effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Institution until thereafter amended in accordance with applicable law.

                  Section 1.8.  ABC Stock Options.
                                -----------------

                  (a) Each option to purchase shares of ABC Common Stock issued by ABC and outstanding at the Effective Time (an "ABC Option") pursuant to the ABC 1984, 1993 and 1998 Incentive Stock Option Plans and the ABC Directors Stock Option Plan (the "ABC Option Plans") shall be converted into an option to purchase shares of AFH Common Stock as follows:

                         (i)  The aggregate number of shares of ABC Common Stock
issuable upon the exercise of the converted ABC Option after the Effective Time shall be equal to the product of the Exchange Ratio (as subject to adjustment in Section 1.3(d)) multiplied by the number of shares of ABC Common Stock issuable upon exercise of the ABC Option immediately prior to the Effective Time, such product to be rounded to the nearest whole share of AFH Common Stock; and

                         (ii) the exercise price per share of each converted ABC
Option shall be equal to the quotient of the exercise price of such ABC Option immediately prior to the Effective Time divided by the Exchange Ratio (as subject to adjustment in Section 1.3(d)), such quotient to be rounded to the nearest whole cent; provided, however, that, in the case of any ABC Option that is intended to qualify as an incentive stock option under Section 422 of the IRC, the number of shares of AFH Common Stock issuable upon exercise of and the exercise price per share for such converted ABC Option determined in the manner provided above shall be further adjusted in such manner as AFH may determine to be necessary to conform to the requirements of Section 424(b) of the IRC. Options to purchase shares of AFH Common Stock that arise from the operation of this Section 1.8 shall be referred to as the "Converted Options." All Converted Options shall be exercisable for the same period and shall otherwise have the same terms and conditions applicable to the ABC Options that they replace. Prior to the Effective Time, AFH shall take, or cause to be taken, all necessary action to effect the intent of the provisions set forth in this Section 1.8.

                  (b) Concurrently with the reservation of shares of AFH Common Stock to provide for the payment of the Merger Consideration, AFH shall take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of AFH Common Stock to provide for the satisfaction of its obligations with respect to the Converted Options. Within 15 business days after the Effective Time, AFH shall file a registration statement on Form S-8 (or any successor or other appropriate form) and make any state filings or obtain state exemptions with respect to the AFH Common Stock issuable upon exercise of the Converted Options.

                  Section 1.9.  ABC Restricted Stock. Each restricted share of
                                --------------------
ABC Common Stock as disclosed in Schedule 1.9 (each, an "ABC Restricted Share")
                                 ------------
that is outstanding immediately prior to the Effective Time shall vest and become free of restrictions to the extent provided by the terms thereof. Each award of ABC Restricted Shares shall be converted, as of the Effective Time, into the Merger Consideration and the aggregate Merger Consideration, net of any cash which must be withheld under federal and state income and employment tax requirements, shall be delivered to the respective holders of ABC Restricted Shares as soon as practicable following the Effective Time.

                  Section 1.10. Dissenters' Rights. Notwithstanding any other
                                ------------------
provision of this Agreement to the contrary, shares of ABC Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded appraisal for such shares in accordance with Sections 33-855 to 33-872, inclusive, of the Connecticut General Statutes Annotated (the "Appraisal Statutes") (collectively, the "Dissenters' Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of the Appraisal Statutes, except that all Dissenters' Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights to appraisal of such shares under the Appraisal Statutes shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 1.4 of the ABC Certificate or ABC Certificates that, immediately prior to the Effective Time, evidenced such shares. ABC shall give AFH (i) prompt notice of any written demands for appraisal of any shares of ABC Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the Appraisal Statutes and received by ABC relating to stockholders' rights of appraisal, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the Appraisal Statutes consistent with the obligations of ABC thereunder. ABC shall not, except with the prior written consent of AFH, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for appraisal or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Appraisal Statutes.


                                  ARTICLE II
                        Representations and Warranties
                        ------------------------------

                  Section 2.1.  Representations and Warranties of ABC. ABC
                                -------------------------------------
represents and warrants to AFH, except as set forth in the disclosure schedules delivered by ABC concurrent herewith (irrespective of whether the schedule is referenced below), that:

                  (a)    Organization.
                         ------------

                         (i)    ABC is a state chartered savings bank duly
organized and validly existing under the laws of the State of Connecticut. The deposits of ABC are insured by the Bank Insurance Fund of the FDIC (as defined in Section 8.1) to the extent provided in the FDIA (as defined in Section 8.1).

                         (ii)   ABC has all requisite corporate power and
authority to own, lease and operate its properties and to conduct the business currently being conducted by it. ABC is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on ABC (as defined in Section 8.1).

                  (b)    Subsidiaries.
                         ------------

                         (i)    Schedule 2.1(b) sets forth (A) the name,
                                ---------------
percentage ownership and number of shares of stock owned or controlled by ABC of each Subsidiary (as defined in Section 8.1); and (B) the jurisdiction of incorporation, capitalization and ownership of each Subsidiary. All such Subsidiaries and ownership interests are in compliance with all applicable laws, rules and regulations relating to investments in equity ownership interests by Connecticut chartered savings banks.

                         (ii)   ABC owns of record and beneficially all the
capital stock of each of its Subsidiaries, free and clear of any claims, liens, encumbrances or restrictions and there are no agreements or understandings with respect to the voting or disposition of any such shares. The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. Each of ABC's Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on ABC.

                         (iii)  None of ABC's Subsidiaries holds shares of its
capital stock in its treasury, and there are not, and on the Closing Date there will not be, outstanding (A) any options, warrants or other rights with respect to the capital stock of any Subsidiary, (B) any securities convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary or (C) any other commitments of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

                         (iv)   No Subsidiary of ABC is an "insured depository
institution" as defined in the FDIA and the applicable regulations thereunder.

                  (c)    Capital Structure.
                         -----------------

                         (i)    The authorized capital stock of ABC consists
only of 12,000,000 shares of ABC Common Stock; and

                         (ii)   As of the date of this Agreement:

                                (A) 4,782,200 shares of ABC Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable;

                                (B) 860,500 shares of ABC Common Stock are reserved for issuance pursuant to outstanding ABC Options under the ABC Option Plans;


                                (C) 477,090 shares of ABC Common Stock are reserved for issuance pursuant to the ABC Stock Option Agreement; and

                                (D) No shares of ABC Common Stock are held by ABC in its treasury or by its Subsidiaries.

                         (iii)  Set forth on Schedule 2.1(c) is a complete and
                                             ---------------
accurate list of all outstanding ABC Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination and shares subject to each grant.

                         (iv)   No bonds, debentures, notes or other
indebtedness having the right to vote on any matters on which stockholders of ABC may vote are issued or outstanding.

                         (v)    Except as set forth in this Section 2.1(c) or
                                                            --------------
on Schedule 2.1(c), as of the date of this Agreement, (A) no shares of capital
   ---------------
stock or other voting securities of ABC are issued, reserved for issuance or outstanding and (B) neither ABC nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating ABC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of ABC or obligating ABC or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of ABC or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of ABC or any of its Subsidiaries.

                         (vi)   Set forth in Schedule 2.1(c) is a complete and
                                             ---------------
accurate list of all outstanding ABC Restricted Shares that have been awarded by ABC, including the names of the recipients, dates of award, dates of vesting, dates of termination, and shares subject to each award.

                  (d)    Authority. ABC has all requisite corporate power and
                         ---------
authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of ABC's Board of Directors, and no other corporate proceedings on the part of ABC (except for matters relating to setting the date, time, place and record date for the Stockholder Meeting (as defined in Section 4.7)) are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of ABC Common Stock. This Agreement has been duly and validly executed and delivered by ABC and constitutes a valid and binding obligation of ABC, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

                  (e)    Fairness Opinion.  ABC has received the opinion of
                         ----------------
Sandler O'Neill & Partners, L.P. to the effect that, as of the date hereof, the Merger Consideration to be received by ABC's stockholders is fair, from a financial point of view, to such stockholders.

                  (f)    No Violations; Consents.
                         -----------------------

                         (i)  The execution, delivery and performance of this
Agreement by ABC do not, and the consummation of the transactions contemplated by this Agreement will not, (A) assuming that the consents and approvals referred to in Section 2.1(f)(ii) are obtained, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which ABC or any of its Subsidiaries (or any of their respective properties) is subject, (B) violate the charter or bylaws of ABC or the similar organizational documents of any of its Subsidiaries or (C) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of ABC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which ABC or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject, except, in the case of (C), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on ABC.

                         (ii) Except for (A) the filing of an application with
the FDIC (as defined in Section 8.1) under the FDIA (as defined in Section 8.1) and approval of such application, (B) the filing of the Proxy Statement (as defined in Section 4.9) with the FDIC and its approval by the FDIC, (C) the filing of an application with the Department (as defined in Section 8.1) under Connecticut Law and its approval by the Department, (D) the filing of the Plan of Bank Merger with the Connecticut Secretary of State pursuant to Connecticut Law, (E) the registration under the Securities Act (as defined in Section 8.1) of the shares of AFH Common Stock to be issued in exchange for shares of ABC Common Stock, (F) the registration or qualification of the shares of AFH Common Stock to be issued in exchange for shares of ABC Common Stock under state securities or "blue sky" laws, (G) the filing with the Department of an acquisition statement pursuant to Section 36a-184 of Connecticut Law prior to the acquisition of more than 10% of the ABC Common Stock pursuant to the ABC Stock Option Agreement, if not exempt, and (H) such filings, authorizations or approvals as may be set forth in Schedule 2.1(f), no consents or approvals of or
                                 ---------------
filings or registrations with any Governmental Entity (as defined in Section 8.1) or with any third party are necessary in connection with the execution and delivery by ABC of this Agreement or the consummation by ABC of the Merger and the other transactions contemplated by this Agreement, except in each case, for such consents, approvals or filings, the failure of which to obtain will not have a Material Adverse Effect on the ability of ABC to consummate the transactions contemplated hereby. As of the date hereof, ABC knows of no reason pertaining to ABC why any of the approvals referred to in this Section 2.1(f) should not be obtained without the imposition of any material condition or restriction described in Section 5.1(b).

                  (g)    Reports and Financial Statements.
                         --------------------------------

                         (i)  ABC and each of its Subsidiaries have each timely
filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1998 with (A) the FDIC, (B) the Department and (C) the AMEX (as defined in Section 8.1) (collectively, "ABC's Reports") and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, none of ABC's Reports filed with the FDIC pursuant to 12 C.F.R. Part 335 since December 31, 1998 contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. All of ABC's Reports filed with the FDIC pursuant to 12 C.F.R. Part 335 since December 31, 1998 complied in all material respects with the applicable requirements of 12 C.F.R. Part 335.

                         (ii)   Each of the financial statements of ABC included
in ABC's Reports filed with the FDIC complied as to form, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published rules and regulations of the FDIC with respect thereto. The financial statements included in ABC's Reports were prepared from the books and records of ABC and its Subsidiaries, fairly present the consolidated financial position of ABC and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of ABC and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP (as defined in Section 8.1); provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes.

                  (h)    Absence of Certain Changes or Events. Except as
                         ------------------------------------
disclosed in ABC's Reports filed with the FDIC prior to the date of this Agreement or as disclosed in Schedule 2.1(h) or in connection with this
                             ---------------
Agreement and the transactions contemplated hereby, since December 31, 2000, (i) ABC and its Subsidiaries have not incurred any material liability, except in the ordinary course of their business consistent with past practice, (ii) ABC and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices, (iii) there has not been any Material Adverse Effect on ABC, (iv) there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by ABC or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business, (v) neither ABC nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business, and (vi) there has been no change in any accounting principles, practices or methods of ABC or any of its Subsidiaries other than in accordance with GAAP.

                  (i)    Absence of Claims. Except as disclosed in Schedule
                         -----------------                         --------
2.1(i), there are no suits, actions or proceedings pending or, to the knowledge
------
of ABC, threatened against or affecting ABC or any of its Subsidiaries or any property or asset of ABC or any of its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ABC, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against ABC which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ABC.

                  (j)    Absence of Regulatory Actions. Since December 31, 1998,
                         -----------------------------
neither ABC nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by, or has been a recipient of any extraordinary supervisory letter from any Government Regulator (as defined in Section 8.1), or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

                  (k)    Taxes. All federal, state, local and foreign tax
                         -----
returns required to be filed by or on behalf of ABC or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by ABC or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on ABC's balance sheet (in accordance with GAAP). As of the date of this Agreement, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of ABC or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where ABC or any of its Subsidiaries do not file tax returns that ABC or any such Subsidiary is subject to taxation in that jurisdiction. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to ABC or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on ABC's balance sheet (in accordance with GAAP). ABC and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. ABC and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and ABC and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

                  (l)      Agreements.
                           ----------

                           (i)       Except for the ABC Stock Option Agreement
and this Agreement, ABC and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), to be performed after the date hereof that has not been filed with or incorporated by reference in ABC's Reports.

                           (ii)      Schedule 2.1(l) lists any contract,
                                     ---------------
arrangement, commitment or understanding (whether written or oral) to which ABC or any of its Subsidiaries is a party or is bound:

                                     (A)     with any executive officer or other
key employee of ABC or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving ABC or any of its Subsidiaries of the nature contemplated by this Agreement;

                                     (B)     with respect to the employment of
any directors, officers employees or consultants;

                                     (C)     (including any stock option plan,
phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

                                     (D)     containing covenants that limit the
ability of ABC or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, ABC (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

                                     (E)     pursuant to which ABC or any of its
Subsidiaries may become obligated to invest in or contribute capital to any entity;

                                     (F)     not fully disclosed in ABC's
Reports that relates to borrowings of money (or guarantees thereof) by ABC or any of its Subsidiaries, other than in the ordinary course of business; or

                                     (G)     which is a lease or license with
respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis.

To the knowledge of ABC, each of the agreements and other documents referenced in Schedule 2.1(l) is a valid, binding and enforceable obligation of the parties
   ---------------
sought to be bound thereby, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity. ABC has previously delivered to AFH true and complete copies of each agreement and other documents referenced in Schedule
                                                                    --------
2.1(l).
------
                            (iii)    Neither ABC nor any of its Subsidiaries is
in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of ABC, no other party to any such agreement (excluding any loan or extension of credit made by ABC or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on ABC.

                            (iv)     ABC and each of its Subsidiaries owns or
possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, and neither ABC nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Each of ABC and its Subsidiaries has performed all the obligations required to be performed by it and are not in default under any contact, agreement, arrangement or commitment relating to any of the foregoing.

                    (m)     Labor Matters. ABC and its Subsidiaries are in
                            -------------
material compliance with all applicable laws respecting employment, retention of independent contractors and employment practices, terms and conditions of employment and wages and hours. Neither ABC nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is ABC or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving ABC or any of its Subsidiaries pending or threatened.

                    (n)     Employee Benefit Plans.
                            ----------------------

                            (i)      Schedule 2.1(n) contains a complete and
                                     ---------------
accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, "employee benefit plans," as defined in Section 3(3) of ERISA (as defined in Section 8.1), incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto in effect with respect to any present or former directors, officers or other employees of ABC or any of its Subsidiaries (hereinafter referred to collectively as the "ABC Employee Plans"). ABC has previously delivered or made available to AFH true and complete copies of each agreement, plan and other documents referenced in Schedule 2.1(n). There has been no
                                       ---------------
announcement or commitment by ABC or any of its Subsidiaries to create an additional ABC Employee Plan, or to amend any ABC Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such ABC Employee Plan.

                           (ii)     There is no pending or, to the knowledge of
ABC, threatened litigation, administrative action or proceeding relating to any ABC Employee Plan. All of the ABC Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. Except as disclosed in Schedule 2.1(n), there has occurred no "prohibited
                       ---------------
transaction" (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the ABC Employee Plans which is likely to result in the imposition of any penalties or taxes upon ABC or any of its Subsidiaries under
Section 502(i) of ERISA or Section 4975 of the IRC.

                           (iii)    No liability to the Pension Benefit
Guarantee Corporation other than for the payment of premiums has been or is expected by ABC or any of its Subsidiaries to be incurred with respect to any ABC Employee Plan which is subject to Title IV of ERISA ("ABC Pension Plan"), or with respect to any "single-employer plan" (as defined in Section 4001(a) of ERISA) currently or formerly maintained by ABC or any ERISA Affiliate (as defined in Section 8.1). Except as disclosed in Schedule 2.1(n), no ABC Pension
                                                ---------------
Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each ABC Pension Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such ABC Pension Plan as of the end of the most recent plan year with respect to the respective ABC Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such ABC Pension Plan as of the date hereof; and no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any ABC Pension Plan within the 12-month period ending on the date hereof. Neither ABC nor any of its Subsidiaries has provided, or is required to provide, security to any ABC Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither ABC, its Subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA, on or after September 26, 1980.

                           (iv)     Except as disclosed on Schedule 2.1(n), each
                                                           ---------------
ABC Employee Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a "ABC Qualified Plan") has received a favorable determination letter from the IRS (as defined in Section 8.1), and ABC and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter other than changes in law as to which the remedial amendment period has not expired. Each ABC Qualified Plan that is an "employee stock ownership plan" (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all respects and any assets of any such ABC Qualified Plan that, as of the end of the plan year, are not allocated to participants' individual accounts may be applied to satisfy, any securities acquisition indebtedness.

                           (v)      ABC and its Subsidiaries do not have any
obligations for post-retirement or post-employment benefits under any ABC Employee Plan that cannot be amended or terminated upon 60 days' notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals. With respect to ABC or any of its Subsidiaries, for the ABC Employee Plans listed in Schedule 2.1(n), the
                                                       ---------------
execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by ABC or any of its Subsidiaries to any person which is an "excess parachute payment" (as defined in Section 280G of the IRC) or is a nondeductible payment under Section 162(m) of the IRC, increase or secure (by way of a trust or other vehicle) any benefits payable under any ABC Employee Plan or accelerate the time of payment or vesting of any such benefit.

                  (o)      Title to Assets. ABC and each of its Subsidiaries has
                           ---------------
good and marketable title to its properties and assets (including any intellectual property asset such as any trademark, service mark, trade name or copyright) and property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer whether real or personal, tangible or intangible, in each case free and clear of any liens, security interests, encumbrances, mortgages, pledges, restrictions, charges or rights or interests of others, except pledges to secure deposits and other liens, security interests, encumbrances, mortgages, pledges, restrictions, charges or rights or interests of others incurred in the ordinary course of business. Each lease pursuant to which ABC or any of its Subsidiaries is lessee or lessor is valid and in full force and effect and neither ABC nor any of its Subsidiaries, nor to the knowledge of ABC, any other party to any such lease is in default or in violation of any provisions of any such lease. All material tangible properties of ABC and each of its Subsidiaries are in a good state of maintenance and repair, conform with all applicable ordinances, regulations and zoning laws and are considered by ABC to be adequate for the current business of ABC and its Subsidiaries, except for those for which the failure to conform would not have a Material Adverse Effect on ABC. To the knowledge of ABC, none of the buildings, structures or other improvements located on its real property encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

                  (p)    Compliance with Laws. ABC and each of its Subsidiaries
                         --------------------
has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted, except for those that will not have a Material Adverse Effect on ABC; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of ABC, no suspension or cancellation of any of them is threatened. Neither ABC nor any of its Subsidiaries is in violation of, and ABC and its Subsidiaries have not been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on ABC.

                  (q)    Fees. Other than financial advisory services performed
                         ----
for ABC by Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") pursuant to a letter agreement dated July 3, 2001, a true and complete copy of which has been previously delivered to AFH, neither ABC nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for ABC or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

                  (r)    Environmental Matters. There is no suit, claim, action,
                         ---------------------
demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of ABC, threatened before any court, governmental agency or board or other forum against ABC or any of its Subsidiaries for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by it or any of its Subsidiaries. To ABC's knowledge, the properties currently owned or operated by ABC or any of its Subsidiaries (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Hazardous Material other than as permitted under applicable Environmental Law. Neither ABC nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive, request or other communication (written or oral) for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law. To ABC's knowledge, there are no underground storage tanks on, in or under any properties owned or operated by ABC or any of its Subsidiaries and no underground storage tanks have been closed or removed from any properties owned or operated by ABC or any of its Subsidiaries. To ABC's knowledge, during the period of ABC's or any of its Subsidiaries' ownership or operation of any of their respective current properties, there has been no contamination by or release of Hazardous Materials in, on, under or affecting such properties. To ABC's knowledge, prior to the period of ABC's or any of its Subsidiaries' ownership or operation of any of their respective current properties, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

                  (s)      Loan Portfolio; Allowance; Asset Quality.
                           ----------------------------------------

                           (i)      With respect to each Loan (as defined in
Section 8.1) owned by ABC or its Subsidiaries in whole or in part:

                                    (A)     to the knowledge of ABC, the note
and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

                                    (B)     neither ABC nor any of its
Subsidiaries, nor any prior holder of a loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable loan file;

                                    (C)     ABC or a Subsidiary of ABC is the
sole holder of legal and beneficial title to each loan (or ABC's or its Subsidiary's applicable participation interest, as applicable), except as otherwise referenced on the books and records of ABC or a Subsidiary of ABC;

                                    (D)     the note and the related security
documents, copies of which are included in the loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable loan file;

                                    (E)     there is no pending or, to the
knowledge of ABC, threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a loan, except as otherwise referenced on the books and records of ABC;

                                    (F)     to the knowledge of ABC, there is no
litigation or proceeding pending or threatened relating to the property that serves as security for a loan that would have a Material Adverse Effect upon the related loan; and

                                    (G)     with respect to a loan held in the
form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms.

                           (ii)     The allowance for possible loan losses
reflected in ABC's audited balance sheet at December 31, 2000 was, and the allowance for possible losses shown on the balance sheets in ABC's Reports for periods ending after December 31, 2000, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

                           (iii)    Schedule 2.1(s) sets forth a true and
                                    ---------------
complete listing, as of June 30, 2001, of:

                                    (A)     all Loans that have been classified
(whether regulatory or internal) as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import listed by category, including the amounts thereof; and

                                    (B)     Loans (1) that are contractually
past due 90 days or more in the payment of principal and/or interest, (2) that are on a non-accrual status, (3) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, or (4) where a specific reserve allocation exists in connection therewith, listed by category, including the amounts thereof.

                           (iv)     To the knowledge of ABC, neither ABC nor any
of its Subsidiaries is a party to any Loan that is in violation of any law, regulation or rule of any Governmental Entity. Any asset of ABC or any of its Subsidiaries that is classified as "Real Estate Owned" or words of similar import that is included in any non-performing assets of ABC or any of its Subsidiaries is listed on Schedule 2.1(s) and is carried net of reserves at the
                          ---------------
lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluations or current management appraisals or evaluations; provided, however, that "current" shall mean within the past 12 months.

                  (t)      Deposits. None of the deposits of ABC or any of its
                           --------
Subsidiaries is a "brokered" deposit.

                  (u)      Antitakeover Provisions Inapplicable. No actions are
                           ------------------------------------
required of ABC and its Subsidiaries to exempt AFH, the Agreement, and the Merger from any provisions of an antitakeover nature contained in ABC's and its Subsidiaries' organizational documents and the provisions of applicable "fair price," "moratorium" or "control share acquisition" laws.

                  (v)      Insurance. In the opinion of management, ABC and its
                           ---------
Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by ABC and its Subsidiaries are in full force and effect, ABC and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

                  (w)      Investment Securities; Derivatives.
                           ----------------------------------

                           (i)      Except for restrictions that exist for
securities to be classified as "held to maturity" and except as disclosed in
Schedule 2.1(w), none of the investment securities held by ABC or any of its
---------------
Subsidiaries, is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

                           (ii)     Except as disclosed in Schedule 2.1(w),
                                                           ---------------
neither ABC nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

                  (x)      Indemnification. Except as provided in the
                           ---------------
certificate of incorporation or bylaws of ABC and the similar organizational documents of its Subsidiaries, neither ABC nor any Subsidiary is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of ABC and, to the knowledge of ABC, there are no claims for which any such person would be entitled to indemnification under the certificate of incorporation or bylaws of ABC or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

                  (y)      Books and Records. The books and records of ABC and
                           -----------------
its Subsidiaries on a consolidated basis have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

                  (z)      Corporate Documents. ABC has previously furnished or
                           -------------------
made available to AFH a complete and correct copy of the charter, bylaws and similar organizational documents of ABC and each of ABC's Subsidiaries, as in effect as of the date of this Agreement. Neither ABC nor any of ABC's Subsidiaries is in violation of its charter, bylaws or similar organizational documents. The minute books of ABC and each of ABC's Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

                  (aa)     Community Reinvestment Act Compliance. ABC is in
                           -------------------------------------
material compliance with the applicable provisions of the CRA (as defined in Section 8.1) and the regulations promulgated thereunder, and ABC currently has a CRA rating of satisfactory or better. To the knowledge of ABC, there is no fact or circumstance or set of facts or circumstances that would cause ABC to fail to comply with such provisions or cause the CRA rating of ABC to fall below satisfactory.

                  (bb)     Undisclosed Liabilities. Except as disclosed in
                           -----------------------
Schedule 2.1(cc), as of the date hereof, ABC and its Subsidiaries have not
----------------
incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) except for (i) liabilities reflected on or reserved against in the consolidated financial statements of ABC as of March 31, 2001, (ii) liabilities incurred since March 31, 2001 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on ABC and (iii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

                  (cc)     Tax Treatment of the Merger. ABC has no knowledge of
                           ---------------------------
any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under the IRC.

                  (dd)     Plan of Bank Merger. The Board of Directors of ABC
                           -------------------
have duly adopted and executed the Plan of Bank Merger in accordance with
Section 36a-125 of the Connecticut General Statutes Annotated.

                  Section 2.2. Representations and Warranties of AFH. AFH
                               -------------------------------------
represents and warrants to ABC, except as set forth in the disclosure schedules, that:

                  (a)      Organization.
                           ------------

                           (i)      AFH is a corporation duly organized, validly
existing and in good standing under the laws of the State of Delaware and is registered as a savings and loan holding company.

                           (ii)     ASB is a state chartered savings bank duly
organized and validly existing under the laws of the State of Connecticut. The deposits of ASB are insured by the Bank Insurance Fund of FDIC to the extent provided in the FDIA.

                           (iii)    AFH and ASB each has all requisite corporate
power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. AFH and ASB are each duly qualified or licensed as a foreign corporation to transact business and are in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on AFH.

               (b)  Subsidiaries.
                    ------------

                    (i)   Schedule 2.2(b) sets forth (A) the name, percentage
                          ---------------
ownership and number of shares of stock owned or controlled by AFH of each Subsidiary; and (B) the jurisdiction of incorporation, capitalization and ownership of each Subsidiary. All such Subsidiaries and ownership interests are in compliance with all applicable laws, rules and regulations relating to investments in equity ownership interests by savings and loan holding companies or state chartered savings banks.

                    (ii) AFH owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any claims, liens, encumbrances or restrictions and there are no agreements or understandings with respect to the voting or disposition of any such shares. The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. Each of AFH's Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on AFH.

                    (iii) None of AFH's Subsidiaries holds shares of its capital stock in its treasury, and there are not, and on the Closing Date there will not be, outstanding (A) any options, warrants or other rights with respect to the capital stock of any Subsidiary, (B) any securities convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary or (C) any other commitments of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

                    (iv) No Subsidiary of AFH other than ASB is an "insured depository institution" as defined in the FDIA and the applicable regulations thereunder.

               (c)  Capital Structure.
                    -----------------

                    (i)   The authorized capital stock of AFH consists of:

                          (A)   120,000,000 shares of AFH Common Stock; and

                          (B) 10,000,000 of preferred stock, par value $.01 per share.

                    (ii)  As of the date of this Agreement:

                          (A) 22,365,831 shares of AFH Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable;

                          (B) no shares of AFH preferred stock are issued and outstanding or held in AFH's treasury;

                          (C) 4,041,954 shares of AFH Common Stock are reserved for issuance pursuant to outstanding grants or awards under AFH's stock-based incentive plan; and

                          (D) 6,585,389 shares of AFH Common Stock are held by AFH in its treasury or by its Subsidiaries.

                    (iii) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of AFH may vote are issued or outstanding.

                    (iv) Except as set forth in this Section 2.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of AFH are issued, reserved for issuance or outstanding and (B) neither AFH nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating AFH or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of AFH or obligating AFH or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of AFH or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of AFH or any of its Subsidiaries.

                    (v) The shares of AFH Common Stock to be issued in exchange for shares of ABC Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

               (d)  Authority. AFH has all requisite corporate power and
                    ---------
authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of AFH's Board of Directors, and no other corporate proceedings on the part of AFH are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by AFH and constitutes a valid and binding obligation of AFH, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

               (e)  Fairness Opinion.  AFH has received the opinion of Keefe,
                    ----------------
Bruyette & Woods, Inc. to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to AFH's stockholders.

               (f)  No Violations; Consents.
                    -----------------------

                    (i) The execution, delivery and performance of this Agreement by AFH do not, and the consummation of the transactions contemplated by this Agreement will not, (A) assuming that the consents and approvals referred to in Section 2.2(f)(ii) are obtained, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which AFH or any of its Subsidiaries (or any of their respective properties) is subject, (B) violate the certificate of incorporation or bylaws of AFH or the similar organizational documents of any of its Subsidiaries or (C) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of AFH or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which AFH or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject, except, in the case of (C), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on AFH.

                    (ii) Except for (A) the filing of an application with the FDIC under the FDIA and approval of such application, (B) the filing of an application with the Department under the Connecticut Law and approval of such application, (C) the filing of a certificate of merger with the Connecticut Secretary of State pursuant to Connecticut Law, (D) the registration under the Securities Act of the shares of AFH Common Stock to be issued in exchange for shares of ABC Common Stock, (E) the registration or qualification of the shares of AFH Common Stock to be issued in exchange for shares of ABC Common Stock under state securities or "blue sky" laws, and (F) such filings, authorizations or approvals as may be set forth in Schedule 2.2(f), no consents or approvals of
                                    ---------------
or filings or registrations with any Governmental Entity or with any third party are necessary in connection with the execution and delivery by AFH of this Agreement or the consummation by AFH of the Merger and the other transactions contemplated by this Agreement. As of the date hereof, AFH knows of no reason pertaining to AFH why any of the approvals referred to in this Section 2.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 5.1(b).

               (g)  Reports and Financial Statements.
                    --------------------------------

                    (i) AFH and each of its Subsidiaries have each timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1998 with (A) the FDIC, (B) the Department, (C) the NASD and (D) the SEC (collectively, "AFH's Reports") and have paid all fees and assessments due and payable in connection therewith. As of their respective dates, none of AFH's Reports filed with the SEC contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. All of AFH's Reports filed with the SEC complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

                    (ii) Each of the financial statements of AFH included in AFH's Reports filed with the SEC complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The financial statements included in AFH's Reports were prepared from the books and records of AFH and its Subsidiaries, fairly present the consolidated financial position of AFH and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of AFH and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes.

               (h)  Absence of Certain Changes or Events.  Except as disclosed
                    ------------------------------------
in AFH's Reports filed with the SEC prior to the date of this Agreement, since March 31, 2001, (i) AFH and its Subsidiaries have not incurred any liability, except in the ordinary course of their business consistent with past practice,
(ii) AFH and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices, (iii) there has not been any Material Adverse Effect with respect to AFH, (iv) there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by AFH or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business, (v) neither AFH nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees, and (vi) there has been no change in any accounting principles, practices or methods of AFH or any of its Subsidiaries other than as required by GAAP.

               (i)  Absence of Claims. There are no suits, actions or
                    -----------------
proceedings pending or, to the knowledge of AFH, threatened against or affecting AFH or any of its Subsidiaries or any property or asset of AFH or any of its Subsidiaries which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on AFH, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against AFH which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on AFH.

               (j)  Absence of Regulatory Actions. Since December 31, 1998,
                    -----------------------------
neither AFH nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by, or has been a recipient of any extraordinary supervisory letter from Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

               (k)  Taxes. All federal, state, local and foreign tax returns
                    -----
required to be filed by or on behalf of AFH or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All taxes shown on such returns, all taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by AFH or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on AFH's balance sheet (in accordance with GAAP). As of the date of this Agreement, there is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any taxes of AFH or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where AFH or any of its Subsidiaries do not file tax returns that AFH or any such Subsidiary is subject to taxation in that jurisdiction. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to AFH or any of its Subsidiaries have been paid in full or adequate provision has been made for any such taxes on AFH's balance sheet (in accordance with GAAP). AFH and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. AFH and each of its Subsidiaries has withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and AFH and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements.

               (l)  Agreements.
                    ----------

                    (i) Except for this Agreement, AFH and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), to be performed after the date hereof that has not been filed with or incorporated by reference in AFH's Reports.

                    (ii) Schedule 2.2(l) lists any contract, arrangement,
                         ---------------
commitment or understanding (whether written or oral) to which AFH or any of its Subsidiaries is a party or is bound:

                         (A)  with any executive officer or other key employee
of AFH or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving AFH or any of its Subsidiaries of the nature contemplated by this Agreement;

                        (B) with respect to the employment of any directors, officers employees or consultants;

                         (C)  (including any stock option plan, phantom stock or
stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

                         (D)  containing covenants that limit the ability of AFH
or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, AFH (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

                         (E)  pursuant to which AFH or any of its Subsidiaries
may become obligated to invest in or contribute capital to any entity;

                         (F)  not fully disclosed in AFH's Reports that relates
to borrowings of money (or guarantees thereof) by AFH or any of its Subsidiaries, other than in the ordinary course of business; or

                         (G)  which is a lease or license with respect to any
property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis.

To the knowledge of AFH, each of the agreements and other documents referenced in Schedule 2.2(l) is a valid, binding and enforceable obligation of the parties
   ---------------
sought to be bound thereby, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity. AFH has previously delivered to ABC true and complete copies of each agreement and other documents referenced in Schedule
                                                                    --------
2.2(l).
------

                    (iii) Neither AFH nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of AFH, no other party to any such agreement (excluding any loan or extension of credit made by AFH or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on AFH.

                    (iv) AFH and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks used in its businesses, and neither AFH nor any of its Subsidiaries has received any notice of conflict with respect thereto that asserts the right of others. Each of AFH and its Subsidiaries has performed all the obligations required to be performed by it and are not in default under any contact, agreement, arrangement or commitment relating to any of the foregoing.

               (m)  Labor Matters. AFH and its Subsidiaries are in material
                    -------------
compliance with all applicable laws respecting employment, retention of independent contractors and employment practices, terms and conditions of employment and wages and hours. Neither AFH nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is AFH or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving AFH or any of its Subsidiaries pending or threatened.

               (n)  Employee Benefit Plans.
                    ----------------------

                    (i)   Schedule 2.2(n) contains a complete and accurate list
                          ---------------
of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, "employee benefit plans," as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of AFH or any of its Subsidiaries (hereinafter referred to collectively as the "AFH Employee Plans"). AFH has previously delivered or made available to ABC true and complete copies of each agreement, plan and other agreements referenced in Schedule 2.2(n).
                                                           ---------------
There has been no announcement or commitment by AFH or any of its Subsidiaries to create an additional AFH Employee Plan, or to amend any AFH Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such AFH Employee Plan.

                    (ii) There is no pending or threatened litigation, administrative action or proceeding relating to any AFH Employee Plan. All of the AFH Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the AFH Employee Plans which is likely to result in the imposition of any penalties or taxes upon AFH or any of its Subsidiaries under
Section 502(i) of ERISA or Section 4975 of the IRC.

                    (iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by AFH or any of its Subsidiaries to be incurred with respect to any AFH Employee Plan which is subject to Title IV of ERISA ("AFH Pension Plan"), or with respect to any "single-employer plan" (as defined in Section 4001(a) of ERISA) currently or formerly maintained by AFH or any ERISA Affiliate. No AFH Pension Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each AFH Pension Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such AFH Pension Plan as of the end of the most recent plan year with respect to the respective AFH Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such AFH Pension Plan as of the date hereof; and no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any AFH Pension Plan within the 12-month period ending on the date hereof. Neither AFH nor any of its Subsidiaries has provided, or is required to provide, security to any AFH Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither AFH, its Subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA, on or after September 26, 1980.

                    (iv) Each AFH Employee Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a "AFH Qualified Plan") has received a favorable determination letter from the IRS, and AFH and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each AFH Qualified Plan that is an "employee stock ownership plan" (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all respects and any assets of any such AFH Qualified Plan that, as of the end of the plan year, are not allocated to participants' individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

               (o)  Title to Assets. AFH and each of its Subsidiaries has good
                    ---------------
and insurable title to its properties and assets (including any intellectual property asset such as any trademark, service mark, trade name or copyright) and property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer whether real or personal, tangible or intangible, in each case free and clear of any liens, security interests, encumbrances, mortgages, pledges, restrictions, charges or rights or interests of others, except pledges to secure deposits and other liens incurred in the ordinary course of business. Each lease pursuant to which AFH or any of its Subsidiaries is lessee or lessor is valid and in full force and effect and neither AFH nor any of its Subsidiaries, nor any other party to any such lease is in default or in violation of any provisions of any such lease. All material tangible properties of AFH and each of its Subsidiaries are in a good state of maintenance and repair, conform with all applicable ordinances, regulations and zoning laws and are considered by AFH to be adequate for the current business of AFH and its Subsidiaries. To the knowledge of AFH, none of the buildings, structures or other improvements located on its real property encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

               (p)  Compliance with Laws. AFH and each of its Subsidiaries has
                    --------------------
all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Neither AFH nor any of its Subsidiaries is in violation of, and AFH and its Subsidiaries have not been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on AFH.

               (q)  Fees.  Other than financial advisory services performed for
                    ----
AFH by Keefe, Bruyette & Woods, Inc. pursuant to an agreement dated July 3, 2001, a true and complete copy of which have been previously delivered to ABC, neither AFH nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder's fees, and no broker or finder has acted directly or indirectly for AFH or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

               (r)  Environmental Matters. There is no suit, claim, action,
                    ---------------------
demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of AFH, threatened before any court, governmental agency or board or other forum against AFH or any of its Subsidiaries for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by it or any of its Subsidiaries. To AFH's knowledge, the properties currently owned or operated by AFH or any of its Subsidiaries (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Hazardous Material other than as permitted under applicable Environmental Law. Neither AFH nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive, request or other communication (written or oral) for information from any federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law. To AFH's knowledge, there are no underground storage tanks on, in or under any properties owned or operated by AFH or any of its Subsidiaries and no underground storage tanks have been closed or removed from any properties owned or operated by AFH or any of its Subsidiaries. To AFH's knowledge, during the period of AFH's or any of its Subsidiaries' ownership or operation of any of their respective current properties, there has been no contamination by or release of Hazardous Materials in, on, under or affecting such properties. To AFH's knowledge, prior to the period of AFH's or any of its Subsidiaries' ownership or operation of any of their respective current properties, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

          (s)  Loan Portfolio; Allowance; Asset Quality.
               ----------------------------------------

               (i) With respect to each Loan owned by AFH or its Subsidiaries in whole or in part:

                      (A) to the knowledge of AFH, the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

                      (B) neither AFH nor any of its Subsidiaries, nor any prior holder of a loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable loan file;

                      (C) AFH or a Subsidiary of AFH is the sole holder of legal and beneficial title to each loan (or AFH's or its Subsidiary's applicable participation interest, as applicable), except as otherwise referenced on the books and records of AFH or a Subsidiary of AFH;

                      (D) the note and the related security documents, copies of which are included in the loan files, are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable loan file;

                     (E) there is no pending or threatened condemnation proceeding or similar proceeding affecting the property that serves as security for a loan, except as otherwise referenced on the books and records of AFH;

                     (F) to the knowledge of AFH, there is no litigation or proceeding pending or threatened relating to the property that serves as security for a loan that would have a Material Adverse Effect upon the related loan; and

                     (G) with respect to a loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms.

               (ii) The allowance for possible loan losses reflected in AFH's audited balance sheet at December 31, 2000 was, and the allowance for possible losses shown on the balance sheets in AFH's Reports for periods ending after December 31, 2000, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

               (iii) Schedule 2.2(s) sets forth a true and complete listing,
                     ---------------
as of June 30, 2001, of:

                     (A)     all Loans that have been classified
(whether regulatory or internal) as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import listed by category, including the amounts thereof; and

                                    (B)     Loans (1) that are contractually
past due 90 days or more in the payment of principal and/or interest, (2) that are on a non-accrual status, (3) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, or (4) where a specific reserve allocation exists in connection therewith, listed by category, including the amounts thereof.

                           (iv)     To the knowledge of AFH, neither AFH nor any
of its Subsidiaries is a party to any Loan that is in violation of any law, regulation or rule of any Governmental Entity. Any asset of AFH or any of its Subsidiaries that is classified as "Real Estate Owned" or words of similar import that is included in any non-performing assets of AFH or any of its Subsidiaries is listed on Schedule 2.2(s) and is carried net of reserves at the
                          ---------------
lower of cost or fair value, less estimated selling costs, based on current independent appraisals or evaluations or current management appraisals or evaluations; provided, however, that "current" shall mean within the past 12 months.

                  (t)      Deposits. None of the deposits of AFH or any of its
                           --------
Subsidiaries is a "brokered" deposit.

                  (u)      Anti-takeover Provisions Inapplicable. No actions are
                           -------------------------------------
required of AFH and its Subsidiaries to exempt ABC, the Agreement, and the Merger from any provisions of an antitakeover nature contained in their organizational documents, and the provisions of applicable "anti-takeover," "fair price," "moratorium" or "control share acquisition" laws.

                  (v)      Insurance. In the opinion of management, AFH and its
                           ---------
Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by AFH and its Subsidiaries are in full force and effect, AFH and its Subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion.

                  (w)      Investment Securities; Derivatives.
                           ----------------------------------

                           (i)      Except for restrictions that exist for
securities to be classified as "held to maturity," none of the investment securities held by AFH or any of its Subsidiaries, is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

                           (ii)     Neither AFH nor any of its Subsidiaries is a
party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or
(B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

                  (x)      Indemnification. Except as provided in the
                           ---------------
certificate of incorporation or bylaws of AFH and the similar organizational documents of its Subsidiaries, neither AFH nor any Subsidiary is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of AFH and, to the knowledge of AFH, there are no claims for which any such person would be entitled to indemnification under the certificate of incorporation or bylaws of AFH or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

                  (y)      Books and Records. The books and records of AFH and
                           -----------------
its Subsidiaries on a consolidated basis have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

                  (z)      Corporate Documents. AFH has previously furnished or
                           -------------------
made available to ABC a complete and correct copy of the certificate of incorporation, bylaws and similar organizational documents of AFH and each of AFH's Subsidiaries, as in effect as of the date of this Agreement. Neither AFH nor any of AFH's Subsidiaries is in violation of its certificate of incorporation, bylaws or similar organizational documents. The minute books of AFH and each of AFH's Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their stockholders.

                  (aa)     Registration Statement. The information regarding AFH
                           ----------------------
and its Subsidiaries to be supplied by AFH for inclusion in the Registration Statement will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                  (bb)     Community Reinvestment Act Compliance. ASB is in
                           -------------------------------------
material compliance with the applicable provisions of the CRA and the regulations promulgated thereunder, and ASB currently has a CRA rating of satisfactory or better. To the knowledge of AFH, there is no fact or circumstance or set of facts or circumstances that would cause ASB to fail to comply with such provisions or cause the CRA rating of ASB to fall below satisfactory.

                  (cc)     Undisclosed Liabilities. As of the date hereof, AFH
                           -----------------------
and its Subsidiaries have not incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) except for (i) liabilities reflected on or reserved against in the consolidated financial statements of AFH as of March 31, 2001, (ii) liabilities incurred since March 31, 2001 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on AFH and (iii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

                  (dd)     Tax Treatment of the Merger. AFH has no knowledge of
                           ---------------------------
any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under the IRC.

                  (ee)     Plan of Bank Merger. The Board of Directors of AFH
                           -------------------
have duly adopted and executed the Plan of Bank Merger in accordance with
Section 36a-125 of the Connecticut General Statutes Annotated.

                                  ARTICLE III
                          Conduct Pending the Merger
                          --------------------------

                  Section 3.1. Conduct of ABC's Business Prior to the Effective
                               ------------------------------------------------
Time. Except as expressly provided in this Agreement, during the period from the
----
date of this Agreement to the Effective Time, ABC shall, and shall cause its Subsidiaries to (i) conduct its business in the regular, ordinary and usual course consistent with past practice, (ii) maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action that would adversely affect or delay the ability of ABC to perform its respective covenants and agreements on a timely basis under this Agreement and (iv) take no action that would adversely affect or delay the ability of ABC to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction, except, in each case, as may be required by applicable law.

                  Section 3.2. Forbearance by ABC. Without limiting the
                               ------------------
covenants set forth in Section 3.1 hereof, except as otherwise provided in this Agreement and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, ABC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of AFH:

                  (a) incur any new borrowings or refinance its existing borrowings, other than borrowings from the Federal Home Loan Bank of Boston consistent with past practice, or pledge any of its assets to secure any borrowings other than as required pursuant to the terms of its borrowings in effect as of the date of this Agreement (deposits, including certificates of deposit, will not be deemed to be borrowings within the meaning of this Section 3.2(a));

                  (b) other than in the ordinary course of business, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

                  (c)      (i)      adjust, split, combine or reclassify any
                                    capital stock;

                           (ii) make, declare or pay any dividend, or make any other distribution on its capital stock, except for regular quarterly cash dividends at a rate not in excess of $0.26 per share of ABC Common Stock;

                           (iii) directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock;

                           (iv)     grant any stock options or stock
                                    appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

                           (v) issue any additional shares of capital stock or any securities or obligations convertible or excisable for any shares of its capital stock except pursuant to (A) the exercise of ABC Options outstanding as of the date hereof or (B) the Option Agreement;

                  (d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

                  (e) except pursuant to contracts or agreements in force at the date hereof or as permitted by this Agreement and other than in accordance with past practices and pursuant to written policies and procedures in effect as of the date of this Agreement, make any investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

                  (f) except as necessary in order to comply with Section 3.1, enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $100,000 per annum and other than contracts or agreements covered by Section 2.1(l);

                  (g) make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except in conformity with existing lending practices;

                  (h) except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or officer of ABC or any of its Subsidiaries, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

                  (i)      (i)      increase in any manner the compensation or
                                    fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect or pay any pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

                           (ii) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director other than as contemplated by Section 4.11(e) herein;

                           (iii) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

                           (iv) elect to any senior executive office any person who is not a member of the senior executive officer team of ABC as of the date of this Agreement or elect to the Board of Directors of ABC any person who is not a member of the Board of Directors of ABC as of the date of this Agreement, or hire any employee with annual compensation in excess of $100,000;

                  (j) settle any claim, action or proceeding involving money damages in excess of $50,000 or impose any material restriction on the operations of ABC or any of its Subsidiaries;

                  (k)      amend its charter or its bylaws;

                  (l) other than as consistent with past practices, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

                  (m) make any capital expenditures in excess of $25,000 other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

                  (n) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

                  (o) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article V not being satisfied or in a violation of any provision of this Agreement;

                  (p) engage in any transaction that is not in the usual and ordinary course of business and consistent with past practices;

                  (q) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines; or

                  (r) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 3.2.

         Any request by ABC or response thereto by AFH shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 3.2.

                  Section 3.3. Conduct of AFH's Business Prior to the Effective
                               ------------------------------------------------
Time. Except as expressly provided in this Agreement, during the period from the
----
date of this Agreement to the Effective Time, AFH shall (i) take no action that would materially adversely affect or delay the ability of ASB or AFH to perform their respective covenants and agreements on a timely basis under this Agreement, (ii) take no action that would adversely affect or delay the ability of AFH or ASB to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any material condition or restriction, (iii) not purchase any ABC common stock, and (iv) take no action that will result in any of AFH's representations and warranties set forth herein being or becoming untrue in any material respect, except, in each case, as may be required by applicable law.


                                  ARTICLE IV
                                   Covenants
                                   ---------

                  Section 4.1. Acquisition Proposals.
                               ---------------------

                  (a) ABC shall not, and shall cause its Subsidiaries and its Subsidiaries' officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by ABC or any of its Subsidiaries) not to, directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined in Section 8.1), or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors or employees or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to take any such action. ABC shall notify AFH orally and in writing of any Acquisition Proposal (including, without limitation, the terms and conditions of any such Acquisition Proposal and the identity of the person making such Acquisition Proposal) as promptly as practicable (but, in any event, no later than 24 hours) after the receipt thereof and shall keep AFH informed of the status and details of any such Acquisition Proposal. Notwithstanding the first sentence of this
Section 4.1(a), ABC may furnish information to, or enter into discussions or negotiations with, any person or entity that makes an unsolicited written, bona fide proposal to acquire ABC pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction, if, and only to the extent that, (i) the Board of Directors of ABC determines that such proposal may constitute a Superior Proposal (as defined below) and (ii) the Board of Directors of ABC, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for the Board of Directors of ABC to comply with its fiduciary duties to stockholders under applicable law. Prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, ABC shall provide prompt notice to AFH to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and shall receive from such person or entity an executed confidentiality agreement in reasonably customary form.

                  (b) For purposes of this Agreement, "Superior Proposal" shall mean a proposal or offer to acquire or purchase all or a substantial portion of the assets of or a substantial equity interest in, or to effect any recapitalization, liquidation or dissolution involving, or a business combination or other similar transaction with, ABC or any ABC Subsidiary (including a tender offer or exchange offer to purchase ABC Common Stock) other than as contemplated by this Agreement: (i) that did not arise from or involve a breach or violation by ABC of Section 4.1(a) or any other provision of this Agreement; (ii) that the ABC Board of Directors determines in its good faith judgment, based on, among other things, the written advice from Sandler O'Neill, to be superior to the Merger from a financial point-of-view to ABC's stockholders; and (iii) the financing for the implementation of which, to the extent required, is then committed or, in the good faith reasonable judgment of the ABC Board of Directors, based on, among other things, the written advice of Sandler O'Neill, is capable of being obtained by the party making the proposal or offer.

                  Section 4.2. Access and Information. Upon reasonable notice,
                               ----------------------
ABC and AFH shall (and shall cause their respective Subsidiaries to) afford to the other and their respective representatives (including, without limitation, directors, officers and employees of such party and its affiliates and counsel, accountants and other professionals retained by such party) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as either party may reasonably request and during such period, each of ABC and AFH shall, and shall cause their respective Subsidiaries to, make available to the other party a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws; provided, however, that no investigation pursuant to this Section 4.2 shall affect or be deemed to modify any representation or warranty made herein. AFH and ABC will not, and will use their reasonable best efforts to cause their respective representatives not to, use any information obtained pursuant to this
Section 4.2 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, each of AFH and ABC will keep confidential, and will use their reasonable best efforts to cause their respective representatives to keep confidential, all information and documents obtained pursuant to this Section 4.2 unless such information (i) was already known to such party or an affiliate of such party, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to such party or an affiliate of such party from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of the other party or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to the other party hereto (or an affiliate of any party hereto) to be returned to the party that furnished the same.

                  Section 4.3. Applications; Consents. As soon as practicable
                               ----------------------
after the date hereof, AFH and ABC shall cooperate with each other and use their reasonable best efforts to prepare and file all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement as soon as practicable. AFH and ABC shall have the right to review in advance, and will consult with each other on, all the information relating to ABC and AFH, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or Governmental Entity in connection with the transactions contemplated by this Agreement. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

                  Section 4.4. Antitakeover Provisions. AFH, ABC and their
                               -----------------------
respective Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt the other party, the Agreement and the Merger from any provisions of an antitakeover nature in AFH's, ABC's or their respective Subsidiaries' certificates of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

                  Section 4.5. Additional Agreements. Subject to the terms and
                               ---------------------
conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

                  Section 4.6. Publicity. The initial press release announcing
                               ---------
this Agreement shall be a joint press release and thereafter ABC and AFH shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity or with any national securities exchange or market with respect thereto.

                  Section 4.7. Stockholder Meeting. ABC shall take all action
                               -------------------
necessary, in accordance with applicable law and its respective certificate of incorporation and bylaws, to convene a meeting of its stockholders ("Stockholder Meeting") as promptly as practicable for the purpose of considering and voting on approval and adoption of the transactions provided for in this Agreement. ABC shall engage, at its own expense, a proxy soliciting firm reasonably acceptable to AFH in connection with the Stockholder Meeting. By approving this Agreement and the Agreement and Plan of Merger and authorizing their execution, the Board of Directors of ABC shall (i) recommend at its Stockholder Meeting that the stockholders vote in favor of and approve the transactions provided for in this Agreement and (ii) use its reasonable best efforts to solicit such approvals, provided, however, that the ABC Board of Directors may withdraw, modify, condition or refuse to make such recommendation only if the Board of Directors shall determine in good faith, based on the written advice of outside legal counsel, that such recommendation should not be made in light of its fiduciary duty to ABC's stockholders following (i) a Superior Proposal, or (ii) the withdrawal, or material modification that results in a revocation, of the opinion referenced in Section 2.1(e) by Sandler O'Neill or (iii) the delivery to the ABC Board of Directors of a written opinion from Sandler O'Neill that the Merger Consideration is either not fair or is inadequate to the stockholders of ABC from a financial point of view.

                  Section 4.8. Registration of AFH Common Stock.
                               --------------------------------

                  (a) As promptly as reasonably practicable following the date hereof, AFH and ABC shall cooperate in preparing and each shall cause to be filed with the FDIC mutually acceptable proxy materials which shall constitute the Proxy Statement-Prospectus relating to the matters to be submitted to the ABC stockholders at the Stockholders Meeting (such proxy statement/prospectus, and any amendments or supplements thereto, the "Proxy Statement- Prospectus") and AFH shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of AFH Common Stock in the Merger (such as Form S-4, and any amendments or supplements thereto, the "Registration Statement"). The Proxy Statement- Prospectus will be included as a prospectus in and will constitute a part of the Registration Statement as AFH's prospectus. Each of AFH and ABC shall use reasonable best efforts to have the Proxy Statement-Prospectus cleared by the FDIC and the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. AFH and ABC shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Proxy Statement- Prospectus received from the FDIC or Registration Statement received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Proxy Statement-Prospectus and the Registration Statement prior to filing such with the FDIC and the SEC, respectively, and will provide each other with a copy of all such filings made with the FDIC and the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) the Proxy Statement-Prospectus or the Registration Statement shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Registration Statement or Proxy Statement- Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations. AFH will use reasonable best efforts to cause the Proxy Statement-Prospectus to be mailed to ABC stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Proxy Statement-Prospectus has been approved by the FDIC and the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the AFH Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the FDIC for amendment of the Proxy Statement- Prospectus or any request by the SEC for amendment of the Registration Statement. If at any time prior to the Effective Time any information relating to AFH or ABC, or any of their respective affiliates, officers or directors, should be discovered by AFH or ABC, which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement-Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the FDIC and the SEC and disseminated to the stockholders of ABC.

                  (b) The information regarding ABC and its Subsidiaries to be supplied by ABC for inclusion in the Registration Statement (as defined in Section 4.8) will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                  (c) The information regarding AFH and its Subsidiaries to be supplied by AFH for inclusion in the Registration Statement (as defined in Section 4.8) will not, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                  (d) AFH shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Merger and each of ABC and AFH shall furnish all information concerning it and the holders of its Common Stock as may be reasonably requested in connection with any such action.

                  (e) Prior to the Effective Time, AFH shall notify the Nasdaq National Market of the additional shares of AFH Common Stock to be issued by AFH in exchange for the shares of ABC Common Stock.

                  Section 4.9. Affiliate Letters. ABC shall use its best efforts
                               -----------------
to cause each director, executive officer and other person who is an "affiliate" of ABC under Rule 145 of the Securities Act to deliver to AFH as soon as practicable and prior to the mailing of the Proxy Statement and the Prospectus executed letter agreements, each substantially in the form attached hereto as Exhibit D, providing that such person will comply with Rule 145.
---------

                  Section 4.10 Notification of Certain Matters. Each party shall
                               -------------------------------
give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of ABC and AFH shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

         Section 4.11. Employees and Employee Benefit Matters.
                       ---------------------------------------

                  (a) All persons who are employees of ABC immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a "Continuing Employee") shall, at the Effective Time, become employees of ASB; provided, however, that in no event shall any of ABC's employees be officers of ASB, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of ASB. No contractual right to employment shall inure to Continuing Employees because of this Agreement.

                  (b) Each Continuing Employee shall be eligible to participate in the ASB 401(k) Plan and Pension Plan with credit for prior service with ABC for purposes of eligibility and vesting, but not for purposes of benefit accrual under the ABC Pension Plan. Each Continuing Employee shall be treated as a new employee of ASB for purposes of the ASB Employee Stock Ownership Plan. As of the Effective Time, ASB shall make available employer-provided health and other employee welfare benefit plans and coverage under its personnel policies to each Continuing Employee on the same basis as it provides such coverage to ASB employees except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar ABC plan on the Effective Date of the Merger.

                  (c) AFH agrees to honor in accordance with their terms all plans, contracts, arrangements, commitments or understandings disclosed in
Schedule 2.1(n), including with respect to benefits which vest or are otherwise
---------------
accrued or payable as a result of the consummation of the transactions contemplated by this Agreement.

                  (d) The ABC Employee Stock Ownership Plan ("ABC ESOP") shall be terminated as of, or prior to, the Closing Date. As of the Closing Date, all shares held by the ABC ESOP shall be converted in to the right to receive the Merger Consideration. As soon as administratively practicable following the Closing Date, the trustees of the ABC ESOP shall use cash received by the ABC ESOP with respect to unallocated shares to repay in full all outstanding ESOP indebtedness. Thereafter, any amount remaining with respect to such unallocated shares shall be allocated to ABC ESOP participants as investment earnings of the ESOP and as otherwise provided in the plan. Subject to receipt of a favorable determination letter from the IRS regarding the termination of the ABC ESOP, distributions shall be made to participants as provided in the plan. ABC may adopt amendments to the ESOP, in form and substance reasonably satisfactory to AFH, to effectuate the actions contemplated by this paragraph or as otherwise required by the IRS in connection with the determination letter request. All governmental filings with respect to the ABC ESOP, whether before or after the Closing Date, shall be subject to the review and approval of ASB.

                  (e) ABC shall take such action as may be necessary under the plan and applicable law to freeze benefit accruals under the ABC Retirement Income Plan and the ABC Supplemental Executive Retirement Plan as of a date not later than the Closing Date. Following the Closing Date, ASB may, in its sole discretion, cause the ABC Retirement Income Plan to be merged into the ASB Pension Plan or maintain the frozen plan as a separate plan. As of a date not later than the date immediately preceding the Closing Date, ABC shall take such action as may be necessary to terminate the ABC 401(k) Plan. Subject to receipt of a favorable determination letter from the IRS regarding the termination of the ABC 401(k) plan, distributions shall be made to participants as provided in the plan.

                  Section 4.12. Indemnification.
                                ---------------

                  (a) For any claims instituted from and after the Effective Time through the sixth anniversary of the Effective Date, AFH agrees to indemnify and hold harmless each present and former director and officer of ABC and its Subsidiaries and each officer or employee of ABC and its Subsidiaries that is serving or has served as a director or trustee of another entity expressly at ABC's request or direction (each, an "Indemnified Party"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, and to advance any such Costs to each Indemnified Party as they are from time to time incurred, in each case to the fullest extent such Indemnified Party would have been indemnified as a director, officer or employee of ABC and its Subsidiaries and as then permitted under applicable law.

                  (b) Any Indemnified Party wishing to claim indemnification under Section 4.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify AFH thereof, but the failure to so notify shall not relieve AFH of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice AFH. In the event of any such claim, action, suit, proceeding or investigation, (i) AFH shall have the right to assume the defense thereof with counsel reasonably acceptable to the Indemnified Party and AFH shall not be liable to such Indemnified Party for any legal expenses of other counsel subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if AFH does not elect to assume such defense within a reasonable time or counsel for the Indemnified Party at any time advises that there are issues which raise conflicts of interest between AFH and the Indemnified Party (and counsel for AFH does not disagree), the Indemnified Party may retain counsel satisfactory to such Indemnified Party, and AFH shall remain responsible for the reasonable fees and expenses of such counsel as set forth above, to be paid promptly as statements therefor are received; provided, however, that AFH shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any one jurisdiction with respect to any given claim, action, suit, proceeding or investigation unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; (ii) the Indemnified Party will reasonably cooperate in the defense of any such matter; and (iii) AFH shall not be liable for any settlement effected by an Indemnified Party without its prior written consent, which consent may not be withheld unless such settlement is unreasonable in light of such claims, actions, suits, proceedings or investigations against, or defenses available to, such Indemnified Party.

                  (c) AFH shall pay all reasonable Costs, including attorneys' fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided for in this Section 4.12 to the fullest extent permitted under applicable law. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under applicable law.

                  (d) AFH shall maintain ABC's existing directors' and officers' liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by ABC's existing policy, including AFH's existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of three years after the Effective Time; provided, however, that in no event shall AFH be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 4.12(d), an amount per annum in excess of 150% of the amount of the annual premiums paid by ABC as of the date hereof for such insurance ("Maximum Insurance Amount"); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, AFH shall use its best efforts to obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

                  (e) In the event AFH or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving institution or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of AFH assume the obligations set forth in this Section 4.12.

                  (f) The provisions of this Section 4.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

                  Section 4.13. Dividends. After the date of this Agreement,
                                ---------
each of ABC and AFH shall coordinate with the other the declaration of any dividends in respect of ABC Common Stock and AFH Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of ABC Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of ABC Common Stock and any shares of AFH Common Stock any such holder receives in exchange therefor in the Merger.

                  Section 4.14. Section 16 Matters. Prior to the Effective Time,
                                ------------------
ABC and AFH shall take all such steps as may be required to cause any dispositions of ABC Common Stock (including derivative securities with respect to ABC Common Stock) or acquisitions of AFH Common Stock resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ABC to be exempt under Rule 16b-3 promulgated under the Exchange Act.

                  Section 4.15. Certain Policies and Actions of ABC. Prior to
                                -----------------------------------
the Effective Time (i) AFH and ABC shall cooperate with each other to ensure that all of ABC's option positions are closed out prior to the Effective Date and (ii) at the request of AFH, ABC shall modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) and investment and asset/liability management policies and practices after the date on which all regulatory and stockholder approvals and other consents required to consummate the transactions contemplated hereby are received, and after receipt of written confirmation from AFH that it is not aware of any fact or circumstance that would prevent completion of the Merger; provided, however, that ABC shall not be required to take any action pursuant to
Section 4.15(ii) more than 5 business days prior to the Effective Date; and provided, further, that such policies and procedures are not prohibited by GAAP or any applicable laws and regulations. ABC's representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of Section 4.15.

                                   ARTICLE V
                          Conditions to Consummation
                          --------------------------

                  Section 5.1. Conditions to Each Party's Obligations. The
                               --------------------------------------
respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

                  (a) Stockholder Approval. This Agreement shall have been
                      --------------------
approved by the requisite vote of ABC's stockholders in accordance with applicable laws and regulations.

                  (b) Regulatory Approvals. All approvals, consents or waivers
                      --------------------
of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to AFH or ABC of the transactions contemplated hereby that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

                  (c) No Injunctions or Restraints; Illegality. No party hereto
                      ----------------------------------------
shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.

                  (d) Registration Statement; Blue Sky Laws. The Registration
                      -------------------------------------
Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement, and AFH shall have received all required approvals by state securities or "blue sky" authorities with respect to the transactions contemplated by this Agreement.

                  (e) Third Party Consents. AFH and ABC shall have obtained the
                      --------------------
consent or approval of each person (other than the governmental approvals or consents referred to in Section 5.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on AFH (after giving effect to the consummation of the transactions contemplated hereby) or upon the consummation of the transactions contemplated hereby.

                  (f) Tax Opinion. AFH and ABC shall have received opinions of
                      -----------
Muldoon Murphy & Faucette LLP and Hogan & Hartson L.L.P., respectively, dated as of the Effective Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to AFH and ABC, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC. If either such legal counsel does not render such opinion, this condition may be satisfied if the other such legal counsel (or other legal counsel reasonably acceptable to the party to whom such opinion is to be delivered) renders such opinion, relying on such facts, representations and assumptions.

                  Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of AFH, ABC and others.

                  Section 5.2. Conditions to the Obligations of AFH. The
                               ------------------------------------
obligations of AFH to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by AFH:

                  (a) Representations and Warranties; Performance of
                      ----------------------------------------------
Obligations. Each of the obligations of ABC required to be performed by it at or
-----------
prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of ABC contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty that specifically relates to an earlier date), and AFH shall have received a certificate to the foregoing effect signed by the chief executive officer and the chief financial or principal accounting officer of ABC; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality set forth in such representations and warranties, will have a Material Adverse Effect on ABC.

                  (b) Good Standing and Other Certificates. AFH shall have
                      ------------------------------------
received certificates (such certificates to be dated as of a day as close as practicable to the Closing Date) from appropriate authorities as to the corporate existence of ABC and its Subsidiaries and such other documents and certificates to evidence fulfillment of the conditions set forth in Sections 5.1 and 5.2 as AFH may reasonably require.

                  Section 5.3. Conditions to the Obligations of ABC. The
                               ------------------------------------
obligations of ABC to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by ABC:

                  (a) Representations and Warranties; Performance of
                      ----------------------------------------------
Obligations. Each of the obligations of AFH required to be performed by it at or
-----------
prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects and the representations and warranties of AFH contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time (except as to any representation or warranty which specifically relates to an earlier date), and ABC shall have received a certificate to the foregoing effect signed by the chief executive officer and the chief financial or principal accounting officer of AFH; provided, however, that for purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality set forth in such representations and warranties, will have a Material Adverse Effect on AFH.

                  (b) Deposit of Merger Consideration. AFH shall have deposited
                      -------------------------------
with the Exchange Agent sufficient cash to pay the aggregate Cash Consideration and ABC shall have received a certificate from the Exchange Agent to such effect.

                  (c) Good Standing and Other Certificates. ABC shall have
                      ------------------------------------
received certificates (such certificates to be dated as of a day as close as practicable to the Closing Date) from appropriate authorities as to the corporate existence of AFH and its Subsidiaries and such other documents and certificates to evidence fulfillment of the conditions set forth in Sections 5.1 and 5.3 as ABC may reasonably require.

                                  ARTICLE VI
                                  Termination
                                  -----------

                  Section 6.1. Termination. This Agreement may be terminated,
                               -----------
and the Merger abandoned, at any time prior to the Effective Time, either before or after any requisite stockholder approval:

                  (a) by the mutual consent of AFH and ABC in a written instrument, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board; or

                  (b) by either the Board of Directors of AFH or ABC, in the event of the failure of the stockholders of ABC to approve the Agreement at its Stockholder Meeting called to consider such approval; provided, however, that ABC shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 4.7; or

                  (c) by either the Board of Directors of AFH or ABC, if either
(i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

                  (d) by either the Board of Directors of AFH or ABC, in the event that the Merger is not consummated by March 31, 2002, unless the failure to so consummate by such time is due to the breach of any representation, warranty or covenant contained in this Agreement by the party seeking to terminate; or

                  (e) by either the Board of Directors of AFH or ABC (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of (i) a failure to perform or comply by the other party with any covenant or agreement of such other party contained in this Agreement, which failure or non-compliance is material in the context of the transactions contemplated by this Agreement, or (ii) any inaccuracies, omissions or breach in the representations, warranties, covenants or agreements of the other party contained in this Agreement the circumstances as to which either individually or in the aggregate have, or reasonably could be expected to have, a Material Adverse Effect on such other party; in either case which has not been or cannot be cured within 30 calendar days after written notice thereof is given by the party seeking to terminate to such other party; or

                  (f) by the Board of Directors of AFH, if the Board of Directors of ABC does not publicly recommend in the Proxy Statement that stockholders approve and adopt this Agreement and the Merger or if, after recommending in the Proxy Statement that stockholders approve and adopt this Agreement and the Merger, the Board of Directors of ABC shall have withdrawn, qualified or revised such recommendation in any respect materially adverse to AFH; or

                  (g) by the Board of Directors of ABC, if the Board of Directors of ABC shall have approved a Superior Proposal (as defined in Section 4.1).

                  Section 6.2. Termination Fee. In recognition of the efforts,
                               ---------------
expenses and other opportunities foregone by AFH while structuring the Merger, the parties hereto agree that ABC shall pay to AFH a termination fee of Six Million One Hundred Thousand Dollars ($6,100,000) plus AFH's documented, reasonable out-of-pocket expenses (including fees and expenses of legal, financial and accounting advisors) in cash and on demand if:

                  (A)  (i)    AFH or ABC terminates this Agreement pursuant to
                              Section 6.1(b), or pursuant to Section 6.1(d) without the Stockholder Meeting having occurred(other than by reason of any breach of AFH or ASB, or due to the failure of the Registration
                              Statement to be declared effective or the Proxy
                              Statement to be approved for use unless due to a breach of ABC), and

                       (ii) At any time after the date of this Agreement and before either such termination, an Acquisition Proposal (as defined in Section 8.1) with respect to ABC shall have been publicly announced or otherwise communicated to the senior management, Board of Directors or stockholders of ABC, and

                       (iii) Within twelve (12) months of either such termination ABC enters into any definitive agreement with respect to, or consummates, any Acquisition Transaction (as defined in Section 8.1); or

                  (B) AFH terminates this Agreement pursuant to Section 6.1(f); and

                       (i) At any time after the date of this Agreement and before or after such termination, an Acquisition Proposal (as defined in Section 8.1) with respect to ABC shall have been publicly announced or otherwise communicated to the senior management, Board of Directors or stockholders of ABC, and

                       (ii) Within twelve (12) months of either such termination ABC enters into any definitive agreement with respect to, or consummates, any Acquisition Transaction (as defined in Section 8.1); or

                  (C)  ABC terminates this Agreement pursuant to Section 6.1(g).

                  Section 6.3. Effect of Termination. In the event of
                               ---------------------
termination of this Agreement by either AFH or ABC as provided in Section 6.1, this Agreement shall forthwith become void and have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except (i) the last two sentences of Section 4.2, and Sections 6.2, 6.3, 8.6 and 8.7, shall survive any termination of this Agreement, and (ii) that notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

                                  ARTICLE VII
                  Closing, Effective Date and Effective Time
                  ------------------------------------------

                  Section 7.1. Effective Date and Effective Time. The closing of
                               ---------------------------------
the transactions contemplated hereby ("Closing") shall take place at the offices of Muldoon, Murphy & Faucette LLP, 5101 Wisconsin Avenue, N.W., Washington, D.C. 20016, unless another place is agreed to by AFH and ABC, on a date designated by AFH ("Closing Date") following the date on which the expiration of the last applicable waiting period in connection with notices to and approvals of Governmental Entities shall occur and all conditions to the consummation of this Agreement are satisfied or waived (excluding conditions that, by their nature, cannot be satisfied until the Closing Date), or on such other date as may be agreed to by the parties. Prior to the Closing Date, AFH and ABC shall execute a certificate of merger in accordance with all appropriate legal requirements, which shall be filed as required by law on the Closing Date, and the Merger provided for therein shall become effective upon such filing or on such date as may be specified in such certificate of merger. The date of such filing or such later effective date as specified in the certificate of merger is herein referred to as the "Effective Date." The "Effective Time" of the Merger shall be as set forth in the certificate of merger.

                  Section 7.2. Deliveries at the Closing. Subject to the
                               -------------------------
provisions of Articles V and VI, on the Closing Date there shall be delivered to AFH and ABC the documents and instruments required to be delivered under Article V.


                                 ARTICLE VIII
                             Certain Other Matters
                             ---------------------

                  Section 8.1. Certain Definitions; Interpretation. For purposes
                               -----------------------------------
of this Agreement:

                  "ABC Common Stock" means the common stock, par value $1.00 per share, of ABC;

                  "Acquisition Proposal" means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder) involving ABC or any of its Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of its consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing;

                  "Acquisition Transaction" means any of the following (other than the transactions contemplated hereunder) involving AFH or any of its
Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of its consolidated assets in a single transaction or series of transactions; or (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection therewith;

                  "AFH Common Stock" means the common stock, par value $0.01 per share, of AFH;

                  "AFH Price" means the closing sales price of AFH Common Stock, as reported on the Nasdaq National Market, on the last trading day immediately preceding the Effective Date;

                  "AMEX" means the American Stock Exchange;

                  "ASB Common Stock" means the common stock, par value $1.00 per share, of ASB;

                  "CRA" means the Community Reinvestment Act;

                  "Connecticut Law" means the Banking Law of Connecticut;

                  "Department" means the Department of Banking of the State of Connecticut;

                  "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree or injunction relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, structures, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or
(ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes all federal, state and local laws, rules, regulations or requirements relating to the protection of the environment or health and safety, including, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including, but not limited to, the Hazardous and Solid Waste Amendments thereto and Subtitle I relating to underground storage tanks), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called "Superfund" or "Superlien" law, each as amended and as now or hereafter in effect;

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

                  "ERISA Affiliate" means any entity that is considered one employer with AFH or ABC, as the case may be, under Section 4001(b)(1) of ERISA or Section 414 of the IRC;

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended;

                  "Excluded Shares" shall consist of (i) Dissenters' Shares and
(ii) shares held directly or indirectly by AFH (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted);

                  "FDIA" means the Federal Deposit Insurance Act, as amended;

                  "FDIC" means the Federal Deposit Insurance Corporation;

                  "GAAP" means generally accepted accounting principles as in effect in the United States;

                  "Government Regulators" means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits;

                  "Governmental Entity" means any court, administrative agency or commission or other governmental authority or instrumentality;

                  "Hazardous Material" means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl;

                  "IRC" means the Internal Revenue Code of 1986, as amended;

                  "IRS" means the Internal Revenue Service;

                  "knowledge" means, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than senior vice president;

                  "Loan" means a loan, lease, advance, credit enhancement, guarantee or other extension of credit;

                  "Material Adverse Effect" means an effect which is material and adverse to the business, financial condition or results of operations of ABC or AFH, as the context may dictate, and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to both AFH and ASB and ABC, as the case may be, or to similarly situated financial and/or depository institutions or (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates shall not be considered in determining if a Material Adverse Effect has occurred;

                  "NASD" means the National Association of Securities Dealers, Inc.;

                  "person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity;

                  "SEC" means the Securities and Exchange Commission;

                  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

                  "Subsidiary" means a corporation, partnership, joint venture or other entity in which ABC or AFH, as the case may be, has, directly or indirectly, an equity interest representing 5% or more of any class of the capital stock thereof or other equity interests therein;

                  "taxes" means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes; and

                  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation." Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

                  Section 8.2. Survival. Only those agreements and covenants of
                               --------
the parties that are by their terms applicable in whole or in part after the Effective Time, including the last sentence of Section 1.8(b), the last two sentences of Section 4.2 and Sections 4.11, 4.12 and 8.6 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

                  Section 8.3. Waiver; Amendment. Prior to the Effective Time,
                               -----------------
any provision of this Agreement may be: (i) waived in writing by the party benefitted by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the stockholders of ABC or AFH, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of ABC Common Stock or contravene any provision of applicable laws, rules and regulations.

                  Section 8.4. Counterparts. This Agreement may be executed in
                               ------------
counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

                  Section 8.5. Governing Law. This Agreement shall be governed
                               -------------
by, and interpreted in accordance with, the laws of the State of Connecticut, without regard to conflicts of laws principles .

                  Section 8.6. Expenses. Each party hereto will bear all
                               --------
expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

                  Section 8.7. Notices. All notices, requests, acknowledgments
                               -------
and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission (confirmed in writing) to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

                  If to AFH, to:

                               American Financial Holdings, Inc.
                               102 West Main Street
                               New Britain, Connecticut  06051
                               Facsimile: (860) 827-2576

                               Attention: Robert T. Kenney
                                          Chairman, President and Chief
                                           Executive Officer


                  With copies to:

                               Douglas P. Faucette, Esq.
                               Muldoon Murphy & Faucette LLP
                               5101 Wisconsin Ave., N.W.
                               Washington, DC 20016
                               Facsimile: (202) 966-9409

                  If to ABC, to:

                               American Bank of Connecticut
                               2 West Main Street
                               Waterbury, Connecticut 06702
                               Facsimile: (203) 754-5633

                               Attention: William E. Solberg
                                          Chairman, President and Chief
                                           Executive Officer

                  With copies to:

                               Stuart G. Stein, Esq.
                               Hogan & Hartson, L.L.P.
                               Columbia Square
                               555 13th Street, N.W.
                               Washington, D.C. 20004
                               Facsimile: (202) 637-5910

                  Section 8.8. Entire Agreement; etc. This Agreement, together
                               ---------------------
with the Exhibits and the Schedules, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Sections 1.8(b), 4.11 and 4.12, which confer rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

                  Section 8.9. Successors and Assigns; Assignment. This
                               ----------------------------------
Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

                           [Signature page follows]

                  In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the 18/th/ day of July, 2001.

                                American Financial Holdings, Inc.



                                By: /s/ Robert T. Kenney
                                    ------------------------------
                                    Robert T. Kenney
                                    Chairman, President and Chief Executive
                                    Officer


                                American Savings Bank



                                By: /s/ Robert T. Kenney
                                    -----------------------------
                                    Robert T. Kenney
                                    Chairman, President and Chief Executive
                                    Officer


                                American Bank of Connecticut



                                By: /s/ William E. Solberg
                                    ----------------------------
                                    William E. Solberg
                                    President and Chief Executive Officer

                         AMERICAN BANK OF CONNECTICUT

                            STOCK OPTION AGREEMENT


         STOCK OPTION AGREEMENT, dated as of July 18, 2001 ("Agreement"), by and between American Bank of Connecticut, a Connecticut chartered savings bank ("Issuer"), and American Financial Holdings, Inc., a Delaware corporation ("Grantee").

                                   RECITALS

         A. The Agreement and Plan of Merger. Grantee and Issuer have entered into an Agreement and Plan of Merger, dated as of July 18, 2001 ("Merger Agreement"), providing for, among other things, the merger of Issuer with and into Grantee's wholly owned savings bank subsidiary, American Savings Bank ("ASB"), with ASB being the surviving institution.

         B. Condition to Agreement and Plan of Merger. As a condition and an inducement to Grantee's execution and delivery of the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as hereinafter defined).

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

         1. Defined Terms. Capitalized terms that are used but not defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement.

         2. Grant of Option. Subject to the terms and conditions set forth in this Agreement, Issuer hereby grants to Grantee an irrevocable option ("Option") to purchase up to 477,090 shares of common stock, par value $1.00 per share ("Issuer Common Stock"), of Issuer (as adjusted as set forth herein, the "Option Shares," which shall include the Option Shares before and after any transfer of such Option Shares, but in no event shall the number of Option Shares for which this Option is exercisable exceed 10.0% of the issued and outstanding shares of Issuer Common Stock), at a purchase price per Option Share (as adjusted as set forth herein, the "Purchase Price") equal to $24.30.

         3.    Exercise of Option.

               (a) Provided that (i) Grantee or Holder (as hereinafter defined), as applicable, shall not be in material breach of the agreements or covenants contained in this Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, the Holder may exercise the Option, in whole or in part, at any time and from time to time, following the occurrence of a Purchase Event (as hereinafter defined); provided, that, the Option shall terminate and be of no further force or effect upon the earliest to occur of (A) the Effective Time, (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event other than a termination thereof by Grantee pursuant to Section 6.1(e) of the Merger Agreement (a termination of the Merger Agreement by Grantee pursuant to Section 6.1(e) of the Merger Agreement, being referred to herein as a "Default Termination"), (C) 6 months after a Default Termination or (D) 12 months after termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; provided, however, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law; provided further, however, that if the Option cannot be exercised on any day an injunction, order or similar restraint issued by a court of competent jurisdiction, the period during which the Option may be exercised shall be extended so that the Option shall expire no earlier than the tenth business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be. The term "Holder" shall mean the holder or holders of the Option from time to time, and which initially is Grantee. The rights set forth in Sections 8 and 9 of this Agreement shall terminate when the right to exercise the Option and Substitute Option terminate (other than as a result of a complete exercise of the Option) as set forth herein.

               (b) As used herein, a "Purchase Event" means any of the following events:

                    (i) Without Grantee's prior written consent, Issuer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or Issuer shall have entered into an agreement with any person (other than Grantee or any subsidiary of Grantee) to effect (A) a merger, consolidation or similar transaction involving Issuer or any of its significant subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Issuer or any of its significant subsidiaries representing in either case 25% or more of the consolidated assets or deposits of Issuer and its subsidiaries, other than in the ordinary course of business, or (C) the issuance, sale or other disposition by Issuer of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of Issuer or any of its significant subsidiaries (each of (A), (B) or (C), an "Acquisition Transaction") to a single person or entity or to a group of affiliates; or

                    (ii) Any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act")) of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a group of which Grantee or any subsidiary of Grantee is a member, shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 25% or more of the voting power of Issuer or any of its significant subsidiaries.

               (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

                    (i) Any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended, ("Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

                    (ii) The stockholders of Issuer shall not have approved the Merger Agreement by the requisite vote at the meeting of the stockholders of the Issuer required to be called to approve the Merger Agreement ("Issuer Meeting"), the Issuer Meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed an application (or given a notice), whether in draft or final form, under the Bank Holding Company Act of 1956, as amended ("BHC Act"), the Home Owners' Loan Act, as amended ("HOLA"), the Bank Merger Act, as amended ("BMA") or the Change in Bank Control Act of 1978, as amended ("CBCA"), for approval to engage in an Acquisition Transaction; or

                    (iii) After a proposal is made by a third party to Issuer or its stockholders to engage in an Acquisition Transaction, or such third party states its intention to the Issuer to make such a proposal if the Merger Agreement terminates, and thereafter Issuer shall have breached any representation, warranty, covenant or agreement contained in the Merger Agreement and such breach would entitle Grantee to terminate the Merger Agreement under Section 6.1(e) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement).

         As used in this Agreement, the term "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

               (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event of which it has knowledge, it being understood that the giving of such notice by Issuer shall not be a condition to the right of Holder to exercise the Option.

               (e) In the event Holder wishes to exercise the Option (in whole or in part), it shall send to Issuer a written notice (the "Option Notice," the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing ("Closing") of such purchase ("Closing Date"); provided, that the first Option Notice shall be sent to Issuer within 180 days after the first Purchase Event of which Grantee has been notified. If prior notification to or approval of any Governmental Entity is required in connection with any such purchase, Issuer shall cooperate with the Holder in the filing of the required notice of application for approval and the obtaining of such approval, and the Closing shall occur promptly following such regulatory approvals and any mandatory waiting periods. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

         4.    Payment and Delivery of Certificates.

               (a) On each Closing Date, Holder shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in Section 14(f) of this Agreement; provided that failure or refusal of Issuer to designate a bank account shall not preclude Holder from exercising the Option.

               (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in
Section 4(a) of this Agreement, (i) Issuer shall deliver to Holder (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens (as defined in the Merger Agreement) and subject to no preemptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Holder shall deliver to Issuer a letter agreeing that Holder shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

               (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF JULY 18, 2001. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

               (d) Upon the giving by Holder to Issuer of an Option Notice, the tender of the applicable purchase price in immediately available funds and the tender of this Agreement to Issuer, Holder shall be deemed to be the holder of record of the shares of Issuer Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Issuer Common Stock shall not then be actually delivered to Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 4 in the name of Holder or its assignee, transferee or designee.

               (e) Issuer agrees (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Issuer Common Stock so that the Option may be exercised without additional authorization of Issuer Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Issuer Common Stock, (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer, (iii) promptly to take all action as may from time to time be required (including (A) complying with all premerger notification, reporting and waiting period requirements and (B) in the event prior approval of or notice to any Governmental Entity is necessary before the Option may be exercised, cooperating fully with Holder in preparing such applications or notices and providing such information to such Governmental Entity as it may require) in order to permit Holder to exercise the Option and Issuer duly and effectively to issue shares of Issuer Common Stock pursuant hereto and (iv) promptly to take all action provided herein to protect the rights of Holder against dilution.

         5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee (and Holder, if different than Grantee) as follows:

               (a) Corporate Authority. Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer, and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Issuer.

               (b) Beneficial Ownership. To the best knowledge of Issuer, as of the date of this Agreement, no person or group has beneficial ownership of more than 10% of the issued and outstanding shares of Issuer Common Stock.

               (c) Shares Reserved for Issuance; Capital Stock. Issuer has taken all necessary corporate action to authorize and reserve and permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms, will have reserved for issuance upon the exercise of the Option, that number of shares of Issuer Common Stock equal to the maximum number of shares of Issuer Common Stock at any time and from time to time purchasable upon exercise of the Option, and all such shares, upon issuance pursuant to the Option, will be duly authorized, validly issued, fully paid and nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests (other than those created by this Agreement) and not subject to any preemptive rights.

               (d) No Violations. The execution, delivery and performance of this Agreement does not and will not, and the consummation by Issuer of any of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, its charter or bylaws, or the comparable governing instruments of any of its subsidiaries, or (ii) a breach or violation of, or a default under, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of it or any of its subsidiaries (with or without the giving of notice, the lapse of time or both) or under any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of its subsidiaries is subject, that would, in any case, give any other person the ability to prevent or enjoin Issuer's performance under this Agreement in any material respect.

         6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that Grantee has full corporate power and authority to enter into this Agreement and, subject to obtaining the approvals referred to in this Agreement, to consummate the transactions contemplated by this Agreement; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee; and this Agreement has been duly executed and delivered by Grantee.

         7.    Adjustment upon Changes in Issuer Capitalization, Etc.

               (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing any such transaction so that Holder shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Holder would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a), upon exercise of any option to purchase Issuer Common Stock outstanding on the date hereof or upon conversion into Issuer Common Stock of any convertible security of Issuer outstanding on the date hereof), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, the Option, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals

10.0% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option. No provision of this Section 7 shall be deemed to affect or change, or constitute authorization for any violation of, any of the covenants or representations in the Merger Agreement.

               (b) In the event that Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and Issuer shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property, or the outstanding shares of Issuer Common Stock immediately prior to such merger shall, after such merger, represent less than 50% of the outstanding shares and share equivalents of the merged company or (iii) to sell or otherwise transfer all or substantially all of its assets or deposits to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option ("Substitute Option"), at the election of Holder, to purchase shares of either
(A) the Acquiring Corporation (as hereinafter defined), (B) any person that controls the Acquiring Corporation or (C) in the case of a merger described in clause (ii), Issuer (such person being referred to as "Substitute Option Issuer").

               (c) The Substitute Option shall have the same terms as the Option, provided, that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Holder. The Substitute Option Issuer shall also enter into an agreement with Holder in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

               (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of Issuer Common Stock for which the Option was theretofor exercisable, divided by the Average Price (as hereinafter defined). The exercise price of the Substitute Option per share of Substitute Common Stock ("Substitute Option Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of shares of Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

               (e)  The following terms have the meanings indicated:

                    (i) "Acquiring Corporation" shall mean (A) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (B) Issuer in a merger in which Issuer is the continuing or surviving person, or (C) the transferee of all or substantially all of Issuer's assets (or a substantial part of the assets of its subsidiaries taken as a whole).

                    (ii) "Substitute Common Stock" shall mean the shares of capital stock (or similar equity interest) with the greatest voting power in respect of the election of directors (or persons similarly responsible for the direction of the business and affairs) of the Substitute Option Issuer.

                    (iii) "Assigned Value" shall mean the highest of (A) the price per share of Issuer Common Stock at which a Tender Offer or an Exchange Offer therefor has been made, (B) the price per share of Issuer Common Stock to be paid by any third party pursuant to an agreement with Issuer, (C) the highest closing price for shares of Issuer Common Stock within the 60-day period immediately preceding the consolidation, merger or sale in question and (D) in the event of a sale of all or substantially all of Issuer's assets or deposits, an amount equal to (x) the sum of the price paid in such sale for such assets (and/or deposits) and the current market value of the remaining assets of Issuer, as determined by a nationally recognized investment banking firm selected by Holder, divided by (y) the number of shares of Issuer Common Stock outstanding at such time. In the event that a Tender Offer or an Exchange Offer is made for Issuer Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for Issuer Common Stock shall be determined by a nationally recognized investment banking firm selected by Holder.

                    (iv) "Average Price" shall mean the average closing price of a share of Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided, that, if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls such person, as Holder may elect.

               (f) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 10.0% of the aggregate of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 10.0% of the aggregate of the shares of Substitute Common Stock outstanding but for the limitation in the first sentence of this Section 7(f), Substitute Option Issuer shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in the first sentence of this Section 7(f) over (ii) the value of the Substitute Option after giving effect to the limitation in the first sentence of this Section 7(f). This difference in value shall be determined by a nationally recognized investment banking firm selected by Holder.

               (g)  Issuer shall not enter into any transaction described in
Section 7(b) of this Agreement unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and take all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the holders of the other shares of common stock issued by Substitute Option Issuer are not entitled to exercise any rights by reason of the issuance or exercise of the Substitute Option and the shares of Substitute Common Stock are otherwise in no way distinguishable from or have lesser economic value than other shares of common stock issued by Substitute Option Issuer).

         8.    Repurchase at the Option of Holder.

               (a) Subject to the last sentence of Section 3(a) of this Agreement, at the request of Holder at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d) hereof) and ending 12 months immediately thereafter, Issuer shall repurchase from Holder (i) the Option and (ii) all shares of Issuer Common Stock purchased by Holder pursuant hereto with respect to which Holder then has beneficial ownership. The date on which Holder exercises its rights under this Section 8 is referred to as the "Request Date." Such repurchase shall be at an aggregate price ("Section 8 Repurchase Consideration") equal to the sum of:

                    (i) The aggregate Purchase Price paid by Holder for any shares of Issuer Common Stock acquired pursuant to the Option with respect to which Holder then has beneficial ownership;

                    (ii) The excess, if any, of (A) the Applicable Price (as defined below) for each share of Issuer Common Stock over (B) the Purchase Price (subject to adjustment pursuant to Section 7 of this Agreement), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

                    (iii) The excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7 of this Agreement) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Holder for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Holder then has beneficial ownership, multiplied by the number of such shares.


               (b) If Holder exercises its rights under this Section 8, Issuer shall, within 10 business days after the Request Date, pay the Section 8 Repurchase Consideration to Holder in immediately available funds, and contemporaneously with such payment, Holder shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Holder then has beneficial ownership, and Holder shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all Liens. Notwithstanding the foregoing, to the extent that prior notification to or approval of any Governmental Entity is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Holder shall have the ongoing option to revoke its request for repurchase pursuant to this Section 8, in whole or in part, or to require that Issuer deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If any Governmental Entity disapproves of any part of Issuer's proposed repurchase pursuant to this Section 8, Issuer shall promptly give notice of such fact to Holder and Holder shall have the right (i) to revoke the repurchase request or
(ii) to the extent permitted by such Governmental Entity, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Holder shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) of this Agreement. Holder shall notify Issuer of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase. Notwithstanding anything herein to the contrary, in the event that Issuer delivers to the Holder written notice accompanied by a certification of Issuer's independent auditor each stating that a requested repurchase of Issuer Common Stock would result in the recapture of Issuer's bad debt reserves under the Internal Revenue Code of 1986, as amended ("Code"), Holder's repurchase request shall be deemed to be automatically revoked. Notwithstanding anything herein to the contrary, all of Holder's rights under this Section 8 shall terminate on the date of termination of this Option pursuant to Section 3(a) of this Agreement.

               (c) For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in Section 8(d)(i) hereof, (ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger, sale or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of this Agreement, or (iii) the highest closing sales price per share of Issuer Common Stock as quoted on the New York Stock Exchange ("NYSE"), the American Stock Exchange ("AMEX") or the National Market System of The Nasdaq Stock Market ("Nasdaq") (or if Issuer Common Stock is not quoted on the NYSE, AMEX or Nasdaq, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Holder) during the 40 business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Holder, divided by the number of shares of Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Holder and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Agreement.

          (d) As used herein, "Repurchase Event" shall occur if (i) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3, promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, more than 50% of the then outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Sections 7(b)(i), 7(b)(ii) or 7(b)(iii) of this Agreement shall be consummated.

     9.   Repurchase of Substitute Option.

          (a) Subject to the last sentence of Section 3(a) of this Agreement, at the request of Holder at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d) hereof) and ending 12 months immediately thereafter, Substitute Option Issuer (or any successor entity thereof) shall repurchase from Holder (i) the Substitute Option and (ii) all shares of Substitute Common Stock purchased by Holder pursuant hereto with respect to which Holder then has beneficial ownership. The date on which Holder exercises its rights under this Section 9 is referred to as the "Section 9 Request Date." Such repurchase shall be at an aggregate price ("Section 9 Repurchase Consideration") equal to the sum of:

               (i) The aggregate Purchase Price paid by Holder for any shares of Substitute Common Stock acquired pursuant to the Substitute Option with respect to which Holder then has beneficial ownership;

               (ii) The excess, if any, of (A) the Highest Closing Price (as defined below) for each share of Substitute Common Stock over (B) the Purchase Price (subject to adjustment pursuant to Section 7 of this Agreement), multiplied by the number of shares of Substitute Common Stock with respect to which the Substitute Option has not been exercised; and

               (iii) The excess, if any, of the Highest Closing Price over the Purchase Price (subject to adjustment pursuant to Section 7 of this Agreement) paid (or, in the case of Substitute Option Shares with respect to which the Substitute Option has been exercised but the Closing Date has not occurred, payable) by Holder for each share of Substitute Common Stock with respect to which the Substitute Option has been exercised and with respect to which Holder then has beneficial ownership, multiplied by the number of such shares.


          (b) If Holder exercises its rights under this Section 9, Substitute Option Issuer shall, within 10 business days after the Section 9 Request Date, pay the Section 9 Repurchase Consideration to Holder in immediately available funds, and contemporaneously with such payment, Holder shall surrender to Substitute Option Issuer the Substitute Option and the certificates evidencing the shares of Substitute Common Stock purchased thereunder with respect to which Holder then has beneficial ownership, and Holder shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all Liens. Notwithstanding the foregoing, to the extent that prior notification to or approval of any Governmental Entity is required in connection with the payment of all or any portion of the Section 9 Repurchase Consideration, Holder shall have the ongoing option to revoke its request for repurchase pursuant to this
Section 9, in whole or in part, or to require that Substitute Option Issuer deliver from time to time that portion of the Section 9 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If any Governmental Entity disapproves of any part of Substitute Option Issuer's proposed repurchase pursuant to this Section 9, Substitute Option Issuer shall promptly give notice of such fact to Holder and Holder shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by such Governmental Entity, determine whether the repurchase should apply to the Substitute Option and/or Substitute Option Shares and to what extent to each, and Holder shall thereupon have the right to exercise the Substitute Option as to the number of Substitute Option Shares for which the Substitute Option was exercisable at the Section 9 Request Date less the number of shares covered by the Substitute Option in respect of which payment has been made pursuant to Section 9(a)(ii) of this Agreement. Holder shall notify Substitute Option Issuer of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase. Notwithstanding anything herein to the contrary, in the event that Substitute Option Issuer delivers to the Holder written notice accompanied by a certification of Substitute Option Issuer's independent auditor each stating that a requested repurchase of Substitute Common Stock would result in the recapture of Substitute Option Issuer's bad debt reserves under the Code, Holder's repurchase request shall be deemed to be automatically revoked. Notwithstanding anything herein to the contrary, all of Holder's rights under this Section 9 shall terminate on the date of termination of this Substitute Option pursuant to Section 3(a) of this Agreement.

          (c) For purposes of this Agreement, the "Highest Closing Price" means the highest of the closing sales price per share of Substitute Common Stock, as quoted on the NYSE, AMEX or Nasdaq (or if the Substitute Common Stock is not quoted on the NYSE, AMEX or Nasdaq, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source) during the six-month period preceding the Section 9 Request Date.

     10.  Distribution Rights.

          (a) Demand Distribution Rights. Issuer shall, subject to the conditions of Section 10(c) of this Agreement, if requested by any Holder, including Grantee and any permitted transferee ("Selling Shareholder"), as expeditiously as possible, prepare and file, have declared effective and keep current an offering circular under applicable laws and regulations if such offering circular is necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to the Selling Shareholder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by the Selling Shareholder in such request, including without limitation a "shelf" registration statement under applicable laws and regulations, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws.

          (b) Additional Distribution Rights. If Issuer, at any time after the exercise of the Option, proposes to file an offering circular with respect to any shares of Issuer Common Stock under applicable laws and regulations in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to the Selling Shareholders of its intention to do so and, upon the written request of any Selling Shareholder given within 30 days after receipt of any such notice (which request shall specify the number of shares of Issuer Common Stock intended to be included in such underwritten public offering by the Selling Shareholder), Issuer will cause all such shares for which a Selling Shareholder requests participation in such filing, to be so filed and included in such underwritten public offering; provided, however, that Issuer may elect to not cause some or all of such shares to be so registered if the underwriters in the Public Offering in good faith object for valid business reasons. If some, but not all the shares of Issuer Common Stock, with respect to which Issuer shall have received requests for distribution pursuant to this Section 10(b), shall be excluded from such registration, Issuer shall make appropriate allocation of shares to be distributed among the Selling Shareholders desiring to distribute their shares pro rata in the proportion that the number of shares requested to be distributed by each such Selling Shareholder bears to the total number of shares requested to be distributed by all such Selling Shareholders then desiring to have Issuer Common Stock distributed for sale.

          (c) Conditions to Required Distribution. Issuer shall use all reasonable efforts to cause each offering circular referred to in Section 10(a) of this Agreement to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such offering circular effective; provided, however, that Issuer may delay any filing of an offering circular with respect to Option Shares required pursuant to Section 10(a) of this Agreement for a period not exceeding 180 days provided Issuer shall in good faith determine that any such filing would adversely affect an offering or contemplated offering of other securities by Issuer, and Issuer shall not be required to file an offering circular with respect to Option Shares pursuant to
Section 10(a) hereof: (i) Prior to the earliest of (A) termination of the Merger Agreement pursuant to Article VI thereof, (B) failure to obtain the requisite stockholder approval pursuant to Section 6.1(b) of the Merger Agreement, and (C) a Purchase Event or a Preliminary Purchase Event; (ii) On more than one occasion during any calendar year; (iii) Within 90 days after the effective date of an offering circular referred to in Section 10(b) of this Agreement pursuant to which the Selling Shareholder or Selling Shareholders concerned were afforded the opportunity to file an offering circular with respect to such shares under applicable laws and regulations and such offering circular was declared effective as requested; and (iv) Unless a request therefor is made to Issuer by Selling Shareholders that hold at least 25% or more of the aggregate number of Option Shares (including shares of Issuer Common Stock issuable upon exercise of the Option) then outstanding. In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any offering circular after the expiration of nine months from the effective date of such offering circular. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state or local securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares; provided, however, that Issuer shall not be required to consent to general jurisdiction or qualify to do business in any state or locality where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business.

          (d) Expenses. Except where applicable state law prohibits such payments, Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), legal expenses, including the reasonable fees and expenses of one counsel to the holders whose offering circular for Option Shares is being declared effective, printing expenses and the costs of special audits or "cold comfort" letters, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each filing pursuant to Section 10(a) or 10(b) of this Agreement (including the related offerings and sales by holders of Option Shares) and all other qualifications, notifications or exemptions pursuant to Section 10(a) or 10(b) of this Agreement.

          (e)  Indemnification.

               (i) In connection with any filing under Section 10(a) or 10(b) of this Agreement, Issuer hereby indemnifies the Selling Shareholders, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act of 1933, as amended ("Securities Act"), against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any notification or offering circular (including any amendments or supplements thereto) or any preliminary offering circular, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Selling Shareholders, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

               (ii)   Promptly upon receipt by a party indemnified under this
Section 10(e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this Section 10(e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this
Section 10(e). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (x) the indemnifying party either agrees to pay the same, (y) the indemnifying party fails to assume the defense of such action with counsel satisfactory to the indemnified party, or (z) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

               (iii) If the indemnification provided for in this Section 10(e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, the Selling Shareholders and the underwriters from the offering of the securities and also the relative fault of Issuer, the Selling Shareholders and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall any Selling Shareholder be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.

               (iv) In connection with any filing pursuant to Section 10(a) or 10(b) of this Agreement, Issuer and each Selling Shareholder (other than Grantee) shall enter into an agreement containing the indemnification provisions of Section 10(e) of this Agreement.

          (f) Miscellaneous Reporting. Issuer shall comply with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by the Selling Shareholders thereof in accordance with and to the extent permitted by any rule or regulation promulgated by the OTS from time to time. Issuer shall at its expense provide the Selling Shareholders with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under applicable laws and regulations, or required pursuant to any state securities laws or the rules of any stock exchange.

          (g) Issue Taxes. Issuer will pay all stamp taxes in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save the Selling Shareholders harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

         11. Quotation; Listing. If Issuer Common Stock or any other securities to be acquired in connection with the exercise of the Option are then authorized for quotation or trading or listing on the NYSE, AMEX, Nasdaq or any other securities exchange, Issuer, upon the request of Holder, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the NYSE, AMEX, Nasdaq or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

         12. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Holder, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         13.   Profit Limitation.

               (a) Notwithstanding any other provision of this Agreement, in no event shall Grantee's Total Profit (as hereinafter defined) exceed Six Million One Hundred Thousand Dollars ($6,100,000), plus Grantee's documented, reasonable out-of-pocket expenses (including fees and expenses of legal, financial and accounting advisors) incurred in connection with the transactions contemplated by the Merger Agreement, and, if it otherwise would exceed such amount, Grantee, at its sole election, shall either (i) deliver to Issuer for cancellation Shares previously purchased by Grantee, (ii) pay cash or other consideration to Issuer or (iii) undertake any combination thereof, so that Grantee's Total Profit shall not exceed $6,100,000, plus Grantee's documented, reasonable out-of-pocket expenses (including fees and expenses of legal, financial and accounting advisors) incurred in connection with the transactions contemplated by the Merger Agreement, after taking into account the foregoing actions.

               (b) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of Shares as would, as of the Notice Date, result in a Notional Total Profit (as defined below) of more than $6,100,000, plus Grantee's documented, reasonable out-of-pocket expenses (including fees and expenses of legal, financial and accounting advisors) incurred in connection with the transactions contemplated by the Merger Agreement, and, if exercise of the Option otherwise would exceed such amount, Grantee, at its discretion, may increase the Purchase Price for that number of Shares set forth in the Option Notice so that the Notional Total Profit shall not exceed 6,100,000, plus Grantee's documented, reasonable out-of- pocket expenses (including fees and expenses of legal, financial and accounting advisors) incurred in connection with the transactions contemplated by the Merger Agreement; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date at the Purchase Price set forth in Section 2 hereof.

               (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) any termination fee paid by Issuer to Grantee pursuant to Section 6.2 of the Reorganization Agreement,
(ii) the amount of cash received by Grantee pursuant to Section (a)(ii) hereof,
(iii) (x) the amount received by Grantee pursuant to the repurchase of Option Shares pursuant to Section 8 or Section 9 hereof, less Grantee's purchase price for such Option Shares, and (iv) the net cash amounts received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less Grantee's purchase price for such Option Shares.

               (d) As used herein, the term "Notional Total Profit" with respect to any number of Option Shares as to which Grantee may propose to exercise this Option shall be the Total Profit determined as of the date of the Option Notice assuming that this Option were exercised on such date for such number of Shares and assuming that such Option Shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

         14.   Miscellaneous.

               (a) Expenses. Except to the extent expressly provided for herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

               (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

               (c) Entire Agreement; No Third-Party Beneficiaries; Severability. This Agreement, together with the Merger Agreement and other documents and instruments referred to herein and therein, between Grantee and Issuer (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto (other than the indemnified parties under Section 10(e) of this Agreement and any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to Section 14(h) of this Agreement) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or Governmental Entity determines that the Option does not permit Holder to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Section 3 of this Agreement (as may be adjusted herein), it is the express intention of Issuer to allow Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

               (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Connecticut without regard to any applicable conflicts of law rules.

               (e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

               (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the addresses set forth in the Merger Agreement (or at such other address for a party as shall be specified by like notice).

               (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

               (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Holder may assign this Agreement to a wholly-owned subsidiary of Holder and Holder may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

               (i) Further Assurances. In the event of any exercise of the Option by the Holder, Issuer, and the Holder shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

               (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

               (k) Limitation on Resale of Issuer Common Stock. Grantee agrees that no shares of Issuer Common Stock acquired by it upon exercise of the Option, if any, shall be sold, transferred or otherwise disposed by it prior to the termination of the Merger Agreement in accordance with the terms thereof, except as follows. If the Grantee shall determine to accept a bona fide offer to purchase the Issuer Common Stock then held by it or to sell any such Stock on the open market, the Grantee shall give notice thereof to the Issuer specifying
(i) the Issuer Common Stock to be sold and (ii) the purchase price to be offered therefor (or in the case of open market sales, that the sales are to be at prices prevailing on the market) and any other significant terms of the proposed transaction. Upon receipt of such notice, the Issuer shall, for a period of three business days immediately following such receipt, have the right of first refusal to purchase the Issuer Common Stock then held by Grantee that is proposed to be sold at the purchase price set forth in such notice or, if such shares are to be sold in open market transaction, at a purchase price equal to the average of the closing prices therefor (and if there is no such closing price on any of such days, then the mean of the closing bid and the closing asked prices on that day) on the principal market on which Issuer Common Stock is traded for the five trading days immediately prior to the Issuer's receipt of such notice. Payment for such shares shall be made to the Grantee in immediately available funds within three business days immediately following receipt of the notice of the proposed sale.

                           [Signature page follows]

         IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

                              AMERICAN BANK OF CONNECTICUT



                              By:      /s/ William E. Solberg
                                       -----------------------------------------
                                       William E. Solberg
                                       President and Chief Executive Officer


                              AMERICAN FINANCIAL HOLDINGS, INC.



                              By:      /s/ Robert T. Kenney
                                       -----------------------------------------
                                       Robert T. Kenney
                                       Chairman, President and Chief Executive
                                       Officer

                                                                      APPENDIX C




                                                        October 30, 2001



Board of Directors
American Bank of Connecticut
Two West Main Street
Waterbury, Connecticut 06702

Ladies and Gentlemen:

     American Bank of Connecticut ("American Bank"), American Financial Holdings, Inc. ("American Financial") and American Savings Bank ("ASB") have entered into an Agreement and Plan of Merger, dated as of July 18, 2001 (the "Agreement"), pursuant to which American Bank will be merged with and into ASB (the "Merger"). Under the terms of the Agreement, upon consummation of the Merger, each share of American Bank common stock, par value $1.00 per share, issued and outstanding immediately prior to the Merger (the "American Bank Shares"), other than certain shares specified in the Agreement, will be converted into the right to receive, at the election of the holder thereof, either (a) $30.00 in cash without interest, or (b) 1.304 shares of American Financial common stock, par value $.01 per share, subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that 50% of the total number of American Bank Shares shall be converted into American Financial common stock and 50% shall be converted into cash (the "Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of American Bank Shares.

     Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and certain of the exhibits and schedules thereto;
(ii) the Stock Option Agreement, dated July 18, 2001, by and between American Bank and American Financial; (iii) certain publicly available financial statements and other historical financial information of American Bank that we deemed relevant; (iv) certain publicly available financial statements and other historical financial information of American Financial that we deemed relevant;
(v) projected earnings estimates for American Bank for the years ending December 31, 2001 through 2003 prepared by and reviewed with management of American Bank, earnings per share estimates for American Bank for the years ending December 31, 2001 and 2002 published by I/B/E/S, and the views of senior management of American Bank, based on limited discussions with members of senior management, regarding American Bank's business, financial condition, results of operations and future prospects; (vi) projected earnings estimates for American Financial for the years ending December 31, 2001 and 2002 prepared by and reviewed with management of American Financial, earnings per share estimates for American Financial for the years ending December 31, 2001 and 2002 published by I/B/E/S, and the views of senior management of American Financial, based on limited discussions with members of senior management, regarding American Financial's business, financial condition, results of operations and future prospects; (vii) the pro forma financial impact of the Merger on American Financial, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by senior managements of American Bank and American Financial; (viii) the publicly reported historical price and trading activity for American Bank's and American Financial's common stock, including a comparison of certain financial and stock market information for American Bank and American Financial with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) the financial terms of certain recent business combinations in the savings institutions industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction from other third parties.

     In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by American Bank or American Financial or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of American Bank and American Financial that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of American Bank or American Financial or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of American Bank or American Financial nor have we reviewed any individual credit files relating to American Bank or American Financial. We have assumed, with your consent, that the respective allowances for loan losses for both American Bank and American Financial are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the earnings estimates for American Bank and American Financial and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and reviewed with the managements of American Bank and American Financial and used by Sandler O'Neill in its analyses, Sandler O'Neill assumed, with your consent, that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of American Bank and American Financial and that such performances will be achieved. We express no opinion as to such earnings estimates or financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in American Bank's or American Financial's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that American Bank and American Financial will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the conditions precedent in the Agreement are not waived and that the Merger will not be taxable for federal income tax purposes at the corporate level.

     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of American Financial's common stock will be when issued to American Bank's shareholders pursuant to the Agreement or the prices at which American Bank's or American Financial's common stock will trade at any time.

     We have acted as American Bank's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services for American Bank and have received compensation for such services. As we have previously advised you, we have in the past provided certain investment banking services to American Financial and have received compensation for such services and may provide, and receive compensation for, such services in the future.

     In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to American Bank and American Financial. We may also actively trade the equity securities of American Bank and American Financial for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of American Bank in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of American Bank as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness of the Merger Consideration to American Bank shareholders from a financial point of view and does not address the underlying business decision of American Bank to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for American Bank or the effect of any other transaction in which American Bank might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill's prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an appendix to the Proxy Statement/Prospectus of American Bank and American Financial dated the date hereof and to the references to this opinion therein.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of American Bank Shares is fair to such shareholders from a financial point of view.

                                          Very truly yours,

                                          /s/ Sandler O'Neill & Partners, L.P.

                        GENERAL STATUTES OF CONNECTICUT

                            TITLE 33. CORPORATIONS
                       CHAPTER 601 BUSINESS CORPORATIONS
                         PART XIII DISSENTERS' RIGHTS


(S) 33-855.  Definitions.

As used in sections 33-855 to 33-872, inclusive:

         (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

         (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 33-856 and who exercises that right when and in the manner required by sections 33-860 to 33-868, inclusive.

         (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

         (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

         (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

         (7) "Shareholder" means the record shareholder or the beneficial shareholder.

(S) 33-856.  Right to dissent.

         (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

             (1) Consummation of a plan of merger to which the corporation is a party (A) if shareholder approval is required for the merger by section 33-817 or the certificate of incorporation and the shareholder is entitled to vote on the merger or (B) if the corporation is a subsidiary that is merged with its parent under section 33-818;

             (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

             (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

             (4) An amendment of the certificate of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it: (A) Alters or abolishes a preferential right of the shares; (B) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (C) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (D) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or (E) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 33-668; or

             (5) Any corporate action taken pursuant to a shareholder vote to the extent the certificate of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (b) Where the right to be paid the value of shares is made available to a shareholder by this section, such remedy shall be his exclusive remedy as holder of such shares against the corporate transactions described in this section, whether or not he proceeds as provided in sections 33-855 to 33-872, inclusive.

(S) 33-857.  Dissent by nominees and beneficial owners.

         (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if: (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and (2) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

(S)(S) 33-858 and 33-859.

Reserved for future use.

(S) 33-860.  Notice of dissenters' rights.

         (a) If proposed corporate action creating dissenters' rights under section 33-856 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under sections 33-855 to 33-872, inclusive, and be accompanied by a copy of said sections.

         (b) If corporate action creating dissenters' rights under section 33-856 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 33-862.

(S) 33-861.  Notice of intent to demand payment.

         (a) If proposed corporate action creating dissenters' rights under section 33-856 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (1) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) shall not vote his shares in favor of the proposed action.

         (b) A shareholder who does not satisfy the requirements of subsection
(a) of this section is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

(S) 33-862.  Dissenters' notice.

         (a) If proposed corporate action creating dissenters' rights under section 33-856 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 33-861.

         (b) The dissenters' notice shall be sent no later than ten days after the corporate action was taken and shall:

             (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

             (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

             (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date;

             (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the subsection (a) of this section notice is delivered; and

             (5) Be accompanied by a copy of sections 33-855 to 33-872, inclusive.

(S) 33-863.  Duty to demand payment.

         (a) A shareholder sent a dissenters' notice described in section 33-862 must demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to subdivision (3) of subsection (b) of said section and deposit his certificates in accordance with the terms of the notice.

         (b) The shareholder who demands payment and deposits his share certificates under subsection (a) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

         (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under sections 33-855 to 33-872, inclusive.

(S) 33-864.  Share restrictions.

         (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 33-866.

         (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(S) 33-865.  Payment.

         (a) Except as provided in section 33-867, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 33-863 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

         (b) The payment shall be accompanied by: (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year and the latest available interim financial statements, if any; (2) a statement of the corporation's estimate of the fair value of the shares; (3) an explanation of how the interest was calculated; (4) a statement of the dissenter's right to demand payment under section 33-868; and
(5) a copy of sections 33-855 to 33-872, inclusive.

(S) 33-866.  Failure to take action.

         (a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 33-862 and repeat the payment demand procedure.

(S) 33-867.  After-acquired shares.

         (a) A corporation may elect to withhold payment required by section 33-865 from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

         (b) To the extent the corporation elects to withhold payment under subsection (a) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under section 33-868.

(S) 33-868.  Procedure if shareholder dissatisfied with payment or offer.

         (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under section 33-865, or reject the corporation's offer under section 33-867 and demand payment of the fair value of his shares and interest due, if:

             (1) The dissenter believes that the amount paid under section 33-865 or offered under section 33-867 is less than the fair value of his shares or that the interest due is incorrectly calculated;

             (2) The corporation fails to make payment under section 33-865 within sixty days after the date set for demanding payment; or

             (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

         (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) of this section within thirty days after the corporation made or offered payment for his shares.

(S)(S) 33-869 and 33-870.

Reserved for future use.

(S) 33-871.  Court action.

         (a) If a demand for payment under section 33-868 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         (b) The corporation shall commence the proceeding in the superior court for the judicial district where a corporation's principal office or, if none in this state, its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the superior court for the judicial district where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         (e) Each dissenter made a party to the proceeding is entitled to judgment (1) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation, or (2) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under section 33-867.

(S) 33-872.  Court costs and counsel fees.

         (a) The court in an appraisal proceeding commenced under section 33-871 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment under section 33-868.

         (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable: (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 33-860 to 33-868, inclusive; or (2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by sections 33-855 to 33-872, inclusive.

         (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.